Exhibit 99.1

Execution Version

INDENTURE

Dated as of March 16, 2017

Among

IAMGOLD CORPORATION,

THE GUARANTORS NAMED ON THE SIGNATURE PAGES HERETO

and

COMPUTERSHARE TRUST COMPANY, N.A.

U.S. Trustee

and

COMPUTERSHARE TRUST COMPANY OF CANADA

Canadian Trustee

7.000% SENIOR NOTES DUE 2025

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Appendix A	Provisions Relating to Initial Notes and Additional Notes

Exhibit A	Form of Note
Exhibit B	Form of Supplemental Indenture to Be Delivered by Subsequent Guarantors

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INDENTURE, dated as of March 16, 2017, among IAMGOLD Corporation, a Canadian corporation (the “Company”), the Guarantors (as defined herein) listed on the signature pages hereto and Computershare Trust Company, N.A., a national association, as the U.S. Trustee, and Computershare Trust Company of Canada, as Canadian Trustee.

W I T N E S S E T H

WHEREAS, the Company has duly authorized the creation of and issue of $400,000,000 aggregate principal amount of 7.000% Senior Notes due 2025 (the “Initial Notes”); and

WHEREAS, the Company and each of the Guarantors have duly authorized the execution and delivery of this Indenture.

NOW, THEREFORE, the Company, the Guarantors and the Trustees agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders.

ARTICLE 1

DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01    Definitions.

“Acquired Indebtedness” means, with respect to any specified Person, Indebtedness (a) of any Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company, (b) assumed in connection with the acquisition of assets from such Person, in each case whether or not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, or (c) secured by a Lien encumbering any asset acquired by such specified Person. Acquired Indebtedness shall be deemed to have been incurred, with respect to clause (a) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary of the Company and, with respect to clauses (b) and (c) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Additional Assets” means:

(1)    any property, plant, equipment or other asset (excluding working capital or current assets) to be used by the Company or any of its Restricted Subsidiaries in a Similar Business;

(2)    the Capital Stock of a Person that becomes a Restricted Subsidiary of the Company as a result of the acquisition of such Capital Stock by the Company or its Restricted Subsidiary; or

(3)    Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary of the Company;

provided, however, that, in the case of clauses (2) and (3), such Restricted Subsidiary is primarily engaged in a Similar Business.

“Additional Notes” means Notes (other than the Initial Notes) issued from time to time under this Indenture in accordance with Section 2.01 and Section 4.09, as part of the same series as the Initial Notes whether or not they bear the same CUSIP number.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) when used with respect to any Person means possession, directly or indirectly, of the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing; provided that exclusively for purposes of Sections 4.11 and 4.14, beneficial ownership of 20% or more of the Voting Stock of a Person shall be deemed to be control.

“Agent” means any Registrar or Paying Agent.

“Applicable Premium” means, with respect to a Note on any date of redemption, the greater of (as determined and calculated by the Company):

(1)    1.0% of the principal amount of such Note; and

(2)    the excess, if any, of (a) the present value as of such date of redemption of (i) the redemption price of such Note on April 15, 2020 (such redemption price being set forth in Section 3.07), plus (ii) all required interest payments due on such Note through April 15, 2020 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate as of such date of redemption plus 50 basis points, over (b) the then-outstanding principal amount of such Note.

“Asset Disposition” means (A) any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, other disposition, or a series of related sales, leases, transfers, or dispositions that are part of a common plan, of shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares and shares issued to foreign nationals as required by law), property or other assets (each referred to for the purposes of this definition as a “disposition”) by the Company or any of its Restricted Subsidiaries, including any disposition by means of a merger, amalgamation, consolidation, arrangement or similar transaction, and (B) any issuance of shares of Capital Stock (other than directors’ qualifying shares and shares issued to foreign nationals as required by law) by a Restricted Subsidiary of the Company.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1)    a disposition of assets by a Company’s Restricted Subsidiary to the Company or by the Company or any of its Restricted Subsidiaries to a Restricted Subsidiary of the Company;

(2)    a disposition of Cash Equivalents, gold bullion or Investment Grade Securities;

(3)    a disposition of inventory or other assets in the ordinary course of business or the disposition of an account receivable in connection with the collection or compromise thereof in the ordinary course of business;

(4)    a disposition of obsolete, damaged or worn out property or equipment or property or equipment that are no longer used or useful in the conduct of the business of the Company and its Restricted Subsidiaries;

(5)    the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to Section 5.01 or any disposition that constitutes a Change of Control pursuant to this Indenture;

(6)    an issuance of Capital Stock by a Restricted Subsidiary of the Company to the Company or to a Restricted Subsidiary of the Company;

(7)    any Permitted Investment or any Restricted Payment that does not violate Section 4.07;

(8)    dispositions of assets in a single transaction or a series of related transactions with an aggregate Fair Market Value of less than $25.0 million;

(9)    the creation of a Permitted Lien and dispositions in connection with Permitted Liens;

(10)    the issuance by a Restricted Subsidiary of the Company of Preferred Stock or Disqualified Stock that is permitted by Section 4.09;

(11)    the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of the Company and its Restricted Subsidiaries;

(12)    foreclosure on assets;

(13)    any sale of Capital Stock in, or Indebtedness or other securities of an Unrestricted Subsidiary;

(14)    the unwinding of any Hedging Obligations;

(15)    the surrender of contract rights or the settlement or surrender of contract, tort or other claims;

(16)    dispositions to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding agreements;

(17)    the lease, assignment, sub-lease, license or sub-license of any real or personal property in the ordinary course of business;

(18)    dispositions in connection with royalty or precious metals stream or similar transactions that are customary in the mining business (as determined in good faith by the Issuer);

(19)    dispositions of any assets of or related to, or Investments in, any mineral property of the Company or any of its Restricted Subsidiaries that has not attained commercial production, has been placed on care and maintenance for more than 12 months or is subject to a mine closure plan; and

(20)    any exchange of assets for other assets (which other assets may, in whole or in part, include cash, Cash Equivalents, Capital Stock or any securities convertible into, or exercisable or exchangeable for, Capital Stock, but which assets may not include any Indebtedness) issued by or related to a Similar Business if such other assets are of comparable or greater market value or usefulness to the business of the Company and its Restricted Subsidiaries, taken as a whole, compared with the assets being exchanged, which in the event of an exchange of assets with a Fair Market Value in excess of (a) $25.0 million shall be evidenced by an Officer’s Certificate and (b) $50.0 million shall be set forth in a resolution approved by at least a majority of the members of the Board of Directors of the Company; provided that the Company shall apply any cash or Cash Equivalents received in any such exchange of assets as described in Section 4.10.

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate implicit in the transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended), determined in accordance with IFRS; provided, however, that if such Sale/Leaseback Transaction results in a Capitalized Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capitalized Lease Obligations.”

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.

“Bankruptcy Law” means any law relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law, including, without limitation, the Bankruptcy and Insolvency Act of Canada and the United States Bankruptcy Code.

“beneficial ownership” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, and “beneficial owner” has a corresponding meaning.

“Board of Directors” means:

(1)    with respect to a corporation, the Board of Directors of the corporation or (other than for purposes of determining Change of Control) the executive committee of the Board of Directors;

(2)    with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3)    with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York or Toronto, Ontario are authorized or required by law to close.

“Canadian Securities Legislation” means all applicable securities laws in each of the provinces and territories of Canada, including, without limitation, the Province of Ontario, and the respective regulations and rules under such laws together with applicable published rules, policy statements, blanket orders, instruments, rulings and notices of the regulatory authorities in such provinces or territories.

“Canadian Trustee” means Computershare Trust Company of Canada, as the Canadian trustee, until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock and limited liability or partnership interests (whether general or limited), but excluding any debt securities convertible or exchangeable into such equity.

“Capitalized Lease Obligations” means an obligation that would have been required to be classified and accounted for as a finance lease for financial reporting purposes in accordance with IFRS as in effect on the Issue Date. The amount of Indebtedness represented by such obligation will be the amount of the liability for such obligation at the time any determination thereof is to be made as determined in accordance with IFRS, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means:

(1)    Canadian dollars, U.S. dollars or, in the case of any Restricted Subsidiary, such other local currencies held by it from time to time in the ordinary course of business;

(2)    securities issued or directly and fully Guaranteed or insured by the Canadian or U.S. government or any agency or instrumentality of Canada or the United States (provided that the full faith and credit of Canada or the United States is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

(3)    marketable general obligations issued by any province of Canada or state of the United States or any political subdivision of any such province or state or any public instrumentality thereof maturing within one year from the date of acquisition and, at the time of acquisition, having a credit rating of “A” or better from either S&P or Moody’s, or carrying an equivalent rating by a nationally recognized Rating Agency, if both of the two named Rating Agencies cease publishing ratings of investments;

(4)    certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank the long-term debt of which is rated at the time of acquisition thereof at least “A” or the equivalent thereof by S&P, or “A” or the equivalent thereof by Moody’s, or carrying an equivalent rating by a nationally recognized Rating Agency, if both of the two named Rating Agencies cease publishing ratings of investments, and having combined capital and surplus in excess of $500.0 million;

(5)    repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2), (3) and (4) entered into with any bank meeting the qualifications specified in clause (4) above;

(6)    commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by S&P or “P-2” or the equivalent thereof by Moody’s, or carrying an equivalent rating by a nationally recognized Rating Agency, if both of the two named Rating Agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof; and

(7)    interests in any investment company or money market fund which invests 95% or more of its assets in instruments of the type specified in clauses (1) through (6) above.

“Cash Management Agreements” means any agreement providing for treasury, depository, purchasing card or cash management services, including in connection with any automated clearing house transfer of funds or any similar transaction entered into in the ordinary course of business.

“Change of Control” means:

(1)    any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company (or its successor by merger, consolidation, amalgamation, arrangement or purchase of all or substantially all of its assets); or

(2)    the sale, assignment, conveyance, transfer, lease or other disposition (other than by way of merger, consolidation, amalgamation or arrangement), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act); or

(3)    the adoption by the shareholders of the Company of a plan or proposal for the liquidation or dissolution of the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commodity Agreement” means any commodity futures contract, commodity swap, commodity option or other similar agreement or arrangement entered into by the Company or any of its Restricted Subsidiaries designed to protect the Company or any of its Restricted Subsidiaries against fluctuations in the price of commodities actually produced or used in the ordinary course of business of the Company and its Restricted Subsidiaries.

“Common Stock” means with respect to any Person, any and all shares, interest or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock, whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Company” has the meaning set forth in the recitals hereto or any successor obligor to its obligations under this Indenture and the Notes pursuant to Article 5.

“Consolidated Coverage Ratio” means as of any date of determination, with respect to any Person, the ratio of (x) the aggregate amount of Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements are internally available to (y) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

(1)    if the Company or any of its Restricted Subsidiaries:

(a)    has incurred any Indebtedness (other than Indebtedness that constitutes ordinary working capital borrowings) since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio includes an incurrence of Indebtedness (other than Indebtedness that constitutes ordinary working capital borrowings), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving Debt Facility outstanding on the date of such calculation will be deemed to be:

(i)    the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding; or

(ii)    if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation), and the discharge of any other Indebtedness repaid, repurchased, redeemed, retired, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

(b)    has repaid, repurchased, redeemed, retired, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio includes a repayment, redemption, retirement, defeasance or other discharge of Indebtedness (in each case, other than Indebtedness incurred under any revolving Debt Facility unless such Indebtedness has been permanently repaid and the related commitment terminated and not replaced), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such repayment, redemption, retirement, defeasance or other discharge had occurred on the first day of such period;

(2)    if since the beginning of such period, the Company or any of its Restricted Subsidiaries will have made any Asset Disposition or disposed of or accounted for as discontinued operations (as defined under IFRS) any company, division, operating unit, segment, business, group of related assets or line of business or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is such an Asset Disposition:

(a)    the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets that are the subject of such disposition or discontinuation for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and

(b)    Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any of its Restricted Subsidiaries repaid, repurchased, redeemed, retired, defeased or otherwise discharged (to the extent the related commitment is permanently reduced) with respect to the Company and its continuing Restricted Subsidiaries in connection with such transaction for such period (or, if the Capital Stock of any Restricted Subsidiary of the Company is sold or in the case of discontinued operations, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary or discontinued operations to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(3)    if since the beginning of such period the Company or any of its Restricted Subsidiaries (by merger, consolidation, amalgamation, arrangement or otherwise) will have made an Investment in any Restricted Subsidiary of the Company (or any Person that becomes a Restricted Subsidiary of the Company or is merged with or into the Company or any of its Restricted Subsidiaries) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of a company, division, operating unit, segment, business, group of related assets or line of business, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(4)    if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary of the Company or was merged with or into the Company or any of its Restricted Subsidiaries since the beginning of such period) will have incurred any Indebtedness or repaid, redeemed, retired, defeased or otherwise discharged any Indebtedness, made any disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (1), (2) or (3) above if made by the Company or its Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto as if such transaction occurred on the first day of such period.

Notwithstanding the foregoing, whenever pro forma effect is to be given to any calculation with respect to a transaction, the date of determination for the pro forma calculation relating to such transaction may be, at the election of the Company, (i) the time such transaction is completed or implemented or (ii) the time such transaction is approved by the Board of Directors of the Company.

For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). If any Indebtedness that is being given pro forma effect bears an interest rate at the option of the Company, the interest rate shall be calculated by applying such optional rate chosen by the Company.

“Consolidated EBITDA” for any period means, with respect to any Person, the Consolidated Net Income of such Person for such period:

(1)    increased (without duplication) by the following items to the extent deducted in calculating such Consolidated Net Income:

(a)    Consolidated Interest Expense; plus

(b)    Consolidated Income Taxes; plus

(c)    consolidated amortization, depletion and depreciation expense; plus

(d)    any non-cash charges reducing Consolidated Net Income, including any restructuring charges, integration costs or costs associated with establishing new facilities, write-offs or write-downs (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was capitalized at the time of payment) and non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights to officers, directors or employees; plus

(e)    any expenses or charges related to any Equity Offering, Permitted Investment, merger, amalgamation, consolidation, arrangement, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by this Indenture (including a refinancing thereof) (whether or not successful), including (i) fees, expenses or charges related to the offering of the Notes and the redemption of the Existing Senior Notes and (ii) any amendment or other modification of the Notes; plus

(f)    any restructuring charges, integration costs or costs associated with establishing new facilities (which, for the avoidance of doubt, shall include retention, severance, relocation, workforce reduction, contract termination, systems establishment costs and facilities consolidation costs) certified by the chief financial officer of the Company; provided that the aggregate amount of all charges, expenses and costs added back under this clause (f) shall not exceed the greater of (x) $25.0 million and (y) 15% of Consolidated EBITDA in any consecutive four-quarter period; plus

(g)    accretion of asset retirement obligations, net of cash payments by such Person for such asset retirement obligations;

(2)    decreased (without duplication) by non-cash items increasing Consolidated Net Income of such Person for such period (excluding the accrual of revenue in the ordinary course of business and any items which represent the reversal of any accrual of, or reserve for, anticipated cash charges that reduced Consolidated EBITDA in any prior period);

(3)    increased or decreased (without duplication) to eliminate the following items to the extent reflected in Consolidated Net Income:

(a)    any net gain or loss resulting in such period from currency translation gains or losses;

(b)    any non-recurring or unusual gains, losses or expenses; and

(c)    effects of adjustments (including the effects of such adjustments pushed down to the Company and its Restricted Subsidiaries) in any line item in such Person’s consolidated financial statements resulting from the application of purchase accounting in relation to any completed acquisition; and

(4)    increased (without duplication) by an amount equal to the product obtained by multiplying (i) the JV EBITDA (if positive) for such period of any Person that is not, as of the last day of such period, a Subsidiary of the Company but in which, as of the last day of such period, the Company directly or indirectly owned any Capital Stock by (ii) a percentage equal to the percentage of that Person’s outstanding Capital Stock (measured in terms of economic interest rather than number of shares or voting power) that is directly or indirectly owned by the Company as of the last day of such period.

Notwithstanding the foregoing, clauses (1)(b) through (g) above relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and, to the extent the amounts set forth in clauses (1)(b) through (g) above are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its shareholders.

“Consolidated Income Taxes” means, with respect to any Person for any period, provision of such Person for such period (calculated on a consolidated basis in accordance with IFRS) in respect of taxes for such period imposed upon such Person or for other payments required to be made by such Person by any governmental authority which taxes or other payments are calculated by reference to the income or profits or capital of such Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), including, without limitation, federal, provincial and territorial, state, franchise and similar taxes and foreign taxes regardless of whether such taxes or payments are required to be remitted to any governmental authority.

“Consolidated Interest Expense” means, with respect to any Person, for any period, the total interest expense of such Person and its consolidated Restricted Subsidiaries, net of any interest income received by such Person and its consolidated Restricted Subsidiaries, whether paid or accrued, plus, to the extent not included in such interest expense:

(1)    interest expense attributable to Capitalized Lease Obligations and the interest portion of rent expense associated with Attributable Indebtedness in respect of the relevant lease giving rise thereto;

(2)    amortization of debt discount (including the amortization of original issue discount resulting from the issuance of Indebtedness at less than par) and debt issuance cost; provided, however, that any amortization of bond premium will be credited to reduce Consolidated Interest Expense unless such amortization of bond premium has otherwise reduced Consolidated Interest Expense;

(3)    non-cash interest expense, but any non-cash interest income or expense attributable to the movement in the mark-to-market valuation of Hedging Obligations or other derivative instruments shall be excluded from the calculation of Consolidated Interest Expense;

(4)    commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(5)    the interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries;

(6)    costs associated with entering into Hedging Obligations (including amortization of fees) related to Indebtedness;

(7)    interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period;

(8)    the product of (a) all dividends paid or payable, in cash, Cash Equivalents or Indebtedness or accrued during such period on any series of Disqualified Stock of such Person or on Preferred Stock of its Non-Guarantors payable to a party other than the Company or a Wholly Owned Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined Canadian federal, provincial, territorial, municipal and local and foreign statutory tax rate of such Person, expressed as a decimal, in each case on a consolidated basis in accordance with IFRS;

(9)    Receivables Fees; and

(10)    the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are intended to be used by such plan or trust to pay interest or fees to any Person (other than the Company and its Restricted Subsidiaries) in connection with Indebtedness incurred by such plan or trust.

For the purpose of calculating the Consolidated Coverage Ratio, the calculation of Consolidated Interest Expense shall include all interest expense (including any amounts described in clauses (1) through (10) above) relating to any Indebtedness of such Person or any of its Restricted Subsidiaries described in the final paragraph of the definition of “Indebtedness.”

For purposes of the foregoing, total interest expense will be determined (i) after giving effect to any net payments made or received by such Person and its Subsidiaries with respect to Interest Rate Agreements and (ii) exclusive of amounts classified as other comprehensive income in the balance sheet of such Person. Notwithstanding anything to the contrary contained herein, without duplication of clause (9) above, commissions, discounts, yield and other fees and charges incurred in connection with any transaction pursuant to which such

Person or its Restricted Subsidiaries may sell, convey or otherwise transfer or grant a security interest in any accounts receivable or related assets shall be included in Consolidated Interest Expense.

“Consolidated Net Income” means, for any period, the net income (loss) of the Company and its consolidated Restricted Subsidiaries determined on a consolidated basis in accordance with IFRS; provided, however, that there will not be included in such Consolidated Net Income:

(1)    any net income (loss) of any Person if such Person is not a Restricted Subsidiary of the Company or that is accounted for by the equity method of accounting, except that:

(a)    subject to the limitations contained in clauses (3) through (9) below, the Company’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or any of its Restricted Subsidiaries as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary of the Company, to the limitations contained in clause (2) below); and

(b)    the Company’s equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Company or its Restricted Subsidiary;

(2)    solely for the purpose of determining the amount available for Restricted Payments under clause (C)(i) of Section 4.07(a) any net income (but not loss) of any Restricted Subsidiary of the Company (other than a Guarantor) if such Restricted Subsidiary is subject to prior government approval or other restrictions due to the operation of its charter or any agreement, instrument, judgment, decree, order, statute, rule or government regulation (which have not been waived), directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(a)    subject to the limitations contained in clauses (3) through (9) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary of the Company as a dividend (subject, in the case of a dividend to another Restricted Subsidiary of the Company, to the limitation contained in this clause); and

(b)    the Company’s equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;

(3)    any gain or loss (less all fees and expenses relating thereto) realized upon sales or other dispositions of any assets of the Company or such Restricted Subsidiary, other than in the ordinary course of business, as determined in good faith by Senior Management;

(4)    any income or loss from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments;

(5)    any extraordinary or non-recurring gain or loss;

(6)    consolidated impairment charges;

(7)    any unrealized net gain or loss resulting in such period from Hedging Obligations or other derivative instruments;

(8)    any net income or loss included in the consolidated statement of operations with respect to noncontrolling interests; and

(9)    the cumulative effect of a change in accounting principles.

“Corporate Trust Office” means (A) with respect to the U.S. Trustee, the office of the U.S. Trustee at which the corporate trust business of the U.S. Trustee is principally administered, which at the date of this Indenture is located at 8742 Lucent Boulevard, Suite 225, Highlands Ranch, Colorado 80129, Fax: (303) 262-0608, or (B) with respect to the Canadian Trustee, at 100 University Ave, 11th Floor, Toronto, Ontario M5J 2Y1, Fax: (416) 981-9777.

“Currency Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement as to which such Person is a party or a beneficiary.

“Custodian” means Computershare Trust Company, N.A., a national association, as custodian with respect to the Notes in global form, or any successor entity thereto.

“Debt Facility” means one or more debt facilities (including, without limitation, the Senior Credit Facility) or commercial paper facilities. indentures or debt security issuances, in each case with banks or other institutional lenders or investors providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or issuances of debt securities evidenced by notes, debentures, bonds, indentures or similar instruments, in each case as amended, restated, modified, renewed, refunded, replaced or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time (and whether or not with the original administrative agent, lenders, investors or trustees or another administrative agent or agents, other lenders, investors or trustees and whether provided under any credit or other agreement or indenture).

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Definitive Note” means a certificated Initial Note or Additional Note (bearing the Restricted Notes Legend if the transfer of such Note is restricted by applicable law) that does not include the Global Notes Legend.

“Depositary” means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.03 as the Depositary with respect to the Notes and any and all successors thereto appointed as Depositary hereunder and having become such pursuant to the applicable provision of this Indenture.

“Derivative Transaction” means any transaction of a type commonly considered to be a derivative or hedging transaction, any combination of such transactions or any agreement relating to such transaction or such combination of transactions, in each case whether relating to one or more of interest rates, currencies, commodities, securities or any other matters, including, but not limited to (i) any cap, collar, floor or option, (ii) any forward contract or (iii) any rate swap, basis swap, commodity swap, cross-currency swap or other swap or contract for differences.

“Designated Non-Cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or any of its Restricted Subsidiaries in connection with an Asset Disposition that is designated as “Designated Non-Cash Consideration” pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale, redemption or payment of, on or with respect to such Designated Non-Cash Consideration.

“Designated Senior Debt” means all Indebtedness and other Obligations (including interest accruing after the filing of a petition initiating any proceeding pursuant to any Bankruptcy Law, whether or not the claim for such interest is allowed as a claim in such proceeding) of the Company or any Guarantor under or in connection with the following (including, for the avoidance of doubt, any guarantee of a Guarantor or the Company and all interest, fees and other amounts owing in connection with the following; but excluding any Indebtedness or other Obligations in respect of which all of the lenders or other creditors of which have, or their Representative has, delivered written notice to the Trustees stating that such Indebtedness or other Obligations do not constitute Designated Senior Debt (a “Relinquishment of DSD Status Notice”)): (i) the Senior Credit Facility, (ii) credit facilities for the issuance of letters of credit, (iii) cash management arrangements, commodity spot transactions and currency spot transactions or Derivative Transactions owing to any lender or Affiliate of a lender under the Senior Credit Facility, provided that Indebtedness and other Obligations described in this clause (iii) shall cease to be “Designated Senior Debt” if the applicable lender ceases to be a lender under the Senior Credit Facility by reason of assigning all of its rights and obligations under the Senior Credit Facility, as the case may be, but does not cease to be “Designated Senior Debt” if the Senior Credit Facility is terminated; and (iv) any Indebtedness or other Obligations refinancing or replacing any Indebtedness or other Obligations set forth in any of the foregoing clauses or this clause (iv) if the Company has delivered written notice to the Trustees stating that such Indebtedness or other Obligations constitute Designated Senior Debt; provided that the aggregate principal amount of any borrowings and letters of credit described in the foregoing clauses (i), (ii) and (iv) above and constituting Designated Senior Debt, at any one time outstanding, shall not exceed $1.0 billion. A Relinquishment of DSD Status Notice may be given by the lenders or creditors, or their Representative, of any Designated Senior Debt with respect to any individual Obligor under such Designated Senior Debt (in which case the Obligations of the other Obligors shall continue to constitute Designated Senior Debt) or with respect to all of the Obligors under such Designated Senior Debt, in the sole discretion of such lenders or creditors or their Representative.

“distribution” may consist of cash, securities or other property, by set-off or otherwise.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1)    matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2)    is convertible into or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Company or its Restricted Subsidiaries (it being understood that upon such conversion or exchange it shall be an incurrence of such Indebtedness or Disqualified Stock)); or

(3)    is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case on or prior to the date 91 days after the earlier of the final maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company or its Restricted Subsidiaries to repurchase such Capital Stock upon the occurrence of a Change of Control or Asset Disposition (each defined in a substantially identical manner to the corresponding definitions in this Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or exchangeable or for which it is redeemable) provide that the Company or its Restricted Subsidiaries, as applicable, are not required to repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or exchangeable or for which it is redeemable) pursuant to such provision prior to compliance by the Company with Section 4.10 and Section 4.14 and such repurchase or redemption complies with Section 4.07.

“DTC” means The Depository Trust Company.

“Equity Offering” means a public offering or private placement for cash either (1) by the Company of its Capital Stock or (2) by a direct or indirect parent entity of the Company of such entity’s Capital Stock to the extent that the net proceeds therefrom are contributed to the common equity capital of the Company, in each case, other than (x) any issuances pursuant to employee benefit plans or otherwise in compensation to officers, directors or employees, or (y) an issuance to any Restricted Subsidiary of the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Existing Senior Notes” means the Company’s outstanding 6.75% Senior Notes due 2020.

“Fair Market Value” means, with respect to any asset or liability, the fair market value of such asset or liability as determined by Senior Management of the Company in good faith; provided that if the fair market value exceeds $50.0 million, such determination shall be made by the Board of Directors of the Company in good faith (including as to the value of all non-cash assets and liabilities).

“Government Securities” means securities that are (1) direct obligations of Canada or the United States for the timely payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of Canada or the United States the timely payment of which is unconditionally Guaranteed as a full faith and credit obligation of Canada or the United States, as the case may be, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depositary receipt.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)    to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2)    entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” will not include (i) endorsements for collection or deposit in the ordinary course of business or (ii) Liens permitted by clause (25) of the definition of “Permitted Liens.”

“Guarantor” means each Restricted Subsidiary of the Company in existence on the Issue Date that provides a Note Guarantee on the Issue Date and any other Restricted Subsidiary of the Company that provides a Note Guarantee after the Issue Date in accordance with this Indenture; provided that upon release or discharge of any Restricted Subsidiary of the Company from its Note Guarantee in accordance with this Indenture, such Restricted Subsidiary shall cease to be a Guarantor.

“Guarantor Subordinated Obligation” of a Guarantor means any Indebtedness of such Guarantor (whether outstanding on the Issue Date or thereafter incurred) that is expressly subordinated in right of payment to the obligations of such Guarantor under its Note Guarantee pursuant to a written agreement.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Derivative Transaction, commodity spot transaction or currency spot transaction.

“Holder” means a Person in whose name a Note is registered on the Registrar’s books.

“IFRS” means, at any time, international financial reporting standards as issued by the International Accounting Standards Board as in effect at such time. All ratios and computations based on IFRS contained in this Indenture will be computed in conformity with IFRS.

“incur” means issue, create, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company (whether by merger, consolidation, amalgamation or arrangement, acquisition or otherwise) will be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of the Company; and the terms “incurred” and “incurrence” have meanings correlative to the foregoing.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)    the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2)    the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)    the principal component of all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a payable and such obligation is satisfied within 30 days of incurrence);

(4)    the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (including earn-out obligations) that are recorded as liabilities under IFRS, and which purchase price is due after the date of placing such property in service or taking delivery and title thereto, except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligation until the amount of such obligation becomes a liability on the balance sheet of such Person in accordance with IFRS;

(5)    Capitalized Lease Obligations and all Attributable Indebtedness of such Person (whether or not such items would appear on the balance sheet of the guarantor or obligor);

(6)    the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, in the case of any Preferred Stock issued by a Non-Guarantor, such Preferred Stock (but excluding, in each case, any accrued dividends);

(7)    all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the principal component of such Indebtedness of such other Persons;

(8)    the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person (whether or not such items would appear on the balance sheet of the guarantor or obligor);

(9)    to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such Obligation that would be payable by such Person at such time); and

(10)    to the extent not otherwise included in this definition, the amount of obligations outstanding under the legal documents entered into as part of a securitization transaction or series of securitization transactions that would be characterized as principal if such transaction were structured as a secured lending transaction rather than as a securitization transaction or series of securitization transactions, the obligations of which are non-recourse to the Company or any of its Restricted Subsidiaries pursuant to which the Company or any of its Restricted Subsidiaries sells or grants a security interest in accounts receivable to a Person that is not a Restricted Subsidiary.

Notwithstanding the foregoing: (i) money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to pre-fund the payment of interest on such Indebtedness shall not be deemed to be “Indebtedness”; provided that such money is held to secure the payment of such interest; (ii) obligations in respect of royalty or precious metals stream or similar transactions shall not be deemed to be “Indebtedness”; (iii) in connection with the purchase by the Company or any of its Restricted Subsidiaries of any business, the term “Indebtedness” will exclude post-closing payment adjustments or earn-out or similar obligations to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter; and (iv) “Indebtedness” shall be calculated without giving effect to any increase or decrease in Indebtedness for any purpose under the Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness. For the avoidance of doubt, Reclamation Obligations are not and will not be deemed to be Indebtedness.

In addition, “Indebtedness” of the Company and its Restricted Subsidiaries shall include (without duplication) Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of the Company and its Restricted Subsidiaries if:

(1)    such Indebtedness is the obligation of a partnership or joint venture that is not a Subsidiary of the Company (a “Joint Venture”);

(2)    the Company or any of its Restricted Subsidiaries is a general partner of the Joint Venture (a “General Partner”); and

(3)    there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of the Company or any of its Restricted Subsidiaries; and then such Indebtedness shall be included in an amount not to exceed:

(a)    the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of the Company or any of its Restricted Subsidiaries; or

(b)    if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Indebtedness that is recourse to the Company or any of its Restricted Subsidiaries, if the Indebtedness is evidenced by a writing and is for a determinable amount.

“Indenture” means this Indenture dated as of March 16, 2017, among the Company, the Guarantors and Computershare Trust Company, N.A., a national association, as the U.S. Trustee, and Computershare Trust Company of Canada, as Canadian Trustee, as amended or supplemented from time to time.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Company, qualified to perform the task for which it has been engaged.

“Initial Notes” has the meaning set forth in the recitals hereto and includes any Notes issued in replacement thereof.

“Initial Purchasers” means Citigroup Global Markets Canada Inc., Morgan Stanley & Co. LLC, Deutsche Bank Securities Inc., National Bank of Canada Financial Inc., RBC Capital Markets, LLC and TD Securities (USA) LLC.

“interest” with respect to the Notes means interest with respect thereto.

“Interest Payment Date” means April 15 and October 15 of each year until the stated maturity of the Notes commencing on October 15, 2017.

“Interest Rate Agreement” means, with respect to any Person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers, suppliers or vendors in the ordinary course of business) or other extensions of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit (other than a time deposit)) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person; provided that none of the following will be deemed to be an Investment:

(1)    Hedging Obligations entered into in the ordinary course of business and in compliance with this Indenture;

(2)    endorsements of negotiable instruments and documents in the ordinary course of business; and

(3)    an acquisition of assets, Capital Stock or other securities by the Company or a Subsidiary for consideration to the extent such consideration consists of Capital Stock (other than Disqualified Stock) of the Company.

For purposes of Section 4.07,

(1)    “Investment” will include the portion (proportionate to the Company’s equity interest in a Restricted Subsidiary of the Company that is to be designated an Unrestricted Subsidiary) of the Fair Market Value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary of the Company, the Company will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Company’s aggregate “Investment” in such Subsidiary as of the time of such redesignation less (b) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time that such Subsidiary is so redesignated a Restricted Subsidiary of the Company;

(2)    any property transferred to or from an Unrestricted Subsidiary will be valued at its Fair Market Value at the time of such transfer; and

(3)    if the Company or any of its Restricted Subsidiaries sells or otherwise disposes of any Voting Stock of any Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such entity is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Capital Stock of such Subsidiary not sold or disposed of.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or any equivalent rating by any Rating Agency, in each case, with a stable or better outlook.

“Investment Grade Securities” means:

(1)    securities issued or directly and fully Guaranteed or insured by governments and supranational institutions having a “AAA” or higher rating by S&P or the equivalent from another Rating Agency, or any agency or instrumentality thereof (other than Cash Equivalents);

(2)    debt securities or debt instruments with a rating of “A” or higher from S&P, or “A3” or higher by Moody’s or the equivalent of such rating by such rating organization or, if no rating of Moody’s or S&P, then exists, the equivalent of such rating by any other Ratings Agency, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries; and

(3)    investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) above which fund may also hold cash and Cash Equivalents pending investment or distribution.

“Issue Date” means March 16, 2017.

“JV EBITDA” of any Person for any period means an amount equal to the consolidated net income for such period of such Person and its consolidated Subsidiaries, determined on a consolidated basis in accordance with IFRS, subject to the adjustments described in clauses (1) through (4) of the definition of “Consolidated EBITDA” and to the final paragraph of such definition (in each case, modified so that all references to the Company (or to a Person) and its Restricted Subsidiaries in such definition, and in the defined terms used directly or indirectly in such definition, were instead references to such Person and its Subsidiaries, provided that all references to “Consolidated Net Income” in such definition, and in the defined terms used directly or indirectly in such definition, shall be deemed instead to be references to consolidated net income of such Person and its consolidated Subsidiaries, determined on a consolidated basis in accordance with IFRS).

“Leverage Ratio” means, as of any date of determination with respect to any Person, the ratio of (1) Indebtedness of such Person and its Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with IFRS) to (2) Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements prepared on a consolidated basis in accordance with IFRS are available. In the event that the

Company or any of its Restricted Subsidiaries incurs or redeems any Indebtedness subsequent to the commencement of the period for which the Leverage Ratio is being calculated but prior to the event for which the calculation of the Leverage Ratio is made, then the Leverage Ratio shall be calculated giving pro forma effect to such incurrence or redemption of Indebtedness as if the same had occurred at the beginning of the applicable four fiscal quarter period. The Leverage Ratio shall be calculated in a manner consistent with the definition of “Consolidated Coverage Ratio,” including any pro forma adjustments to Consolidated EBITDA as set forth therein (including for acquisitions).

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, deed of trust, deemed trust, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall a lease that would have been classified as an operating lease in accordance with IFRS as in effect on the Issue Date be deemed to constitute a Lien.

“Limited Guarantee” means a Guarantee by a Person organized other than in the United States or Canada, the enforceability of which is limited pursuant to, or in order to comply with, applicable requirements of law in the jurisdiction of organization of the applicable Person.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities or other assets received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1)    all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred, and all Canadian federal, provincial, territorial, municipal and local taxes, and all foreign taxes, required to be paid or accrued as a liability under IFRS (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2)    all payments made on any Indebtedness that is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3)    all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4)    the deduction of appropriate amounts to be provided by the seller as a provision, in accordance with IFRS, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any of its Restricted Subsidiaries after such Asset Disposition.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale, net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

“Non-Guarantor” means any Restricted Subsidiary of the Company that is not a Guarantor.

“Non-Recourse Debt” means Indebtedness of a Person:

(1)    as to which neither the Company nor any of its Restricted Subsidiaries (a) provides any Guarantee or credit support of any kind (including any undertaking, Guarantee, indemnity, agreement or instrument that would constitute Indebtedness, but excluding any off-take agreement), other than Indebtedness secured by Liens permitted by clause (25) of the definition of “Permitted Liens” or (b) is directly or indirectly liable (as a guarantor or otherwise), other than as a result of Indebtedness secured by Liens permitted by clause (25) of the definition of “Permitted Liens”;

(2)    no default with respect to which would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries, other than Indebtedness secured by Liens permitted by clause (25) of the definition of “Permitted Liens,” to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

(3)    the explicit terms of which provide there is no recourse against any of the assets of the Company or its Restricted Subsidiaries, other than in respect of Liens permitted by clause (25) of the definition of “Permitted Liens.”

“Note Guarantee” means, individually, any Guarantee of payment of the Notes and the Company’s other Obligations under this Indenture by a Guarantor pursuant to the terms of this Indenture or any supplemental indenture hereto, and, collectively, all such Guarantees.

“Notes” means the Initial Notes and any note authenticated and delivered under this Indenture. For all purposes of this Indenture, the term “Notes” shall also include any Additional Notes that may be issued under a supplemental indenture and notes to be issued or authenticated upon transfer, replacement or exchange of Notes.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable Canadian or U.S. federal or state law or under any foreign law), other monetary obligations, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and Guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Offering Memorandum” means the offering memorandum, dated March 9, 2017, relating to the sale of the Initial Notes.

“Offer to Purchase” means an Asset Disposition Offer or a Change of Control Offer.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of the Company or, in the event that the Company is a partnership or a limited liability company that has no such officers, a person duly authorized under applicable law by the general partner, managers, members or a similar body to act on behalf of the Company. Officer of any Guarantor has a correlative meaning.

“Officer’s Certificate” means a certificate signed by an Officer of the Company or Guarantor, as the case may be.

“Opinion of Counsel” means a written opinion from legal counsel who is licensed to practice in the applicable jurisdiction. The counsel may be an employee of, or counsel to, the Company or the Trustees.

“Parent” means, with respect to any Person, any other Person of which such Person is a direct or indirect Subsidiary.

“Pari Passu Indebtedness” means Indebtedness that ranks equally in right of payment to the Notes, in the case of the Company, or the Note Guarantees, in the case of any Guarantor (without giving effect to collateral arrangements).

“Permitted Investment” means any of the following Investments:

(1)    an Investment in the Company or a Restricted Subsidiary of the Company;

(2)    an Investment in a Person if as a result of such Investment:

(a)    such Person becomes a Restricted Subsidiary of the Company; or

(b)    such Person, in one transaction or a series of related transactions, is merged, or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or any of its Restricted Subsidiaries,

and, in each case, any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation, amalgamation, arrangement or transfer;

(3)    an Investment in Cash Equivalents or Investment Grade Securities;

(4)    (a) endorsements for collection or deposit in the ordinary course of business and (b) receivables owing to the Company or any of its Restricted Subsidiaries created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)    payroll, travel, commission, entertainment, relocation and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)    loans or advances to employees, Officers or directors of the Company or any of its Restricted Subsidiaries in the ordinary course of business in an aggregate amount not in excess of $2.0 million with respect to all loans or advances made since the Issue Date (giving effect to the repayment of any such loan, but without giving effect to the forgiveness of any such loan);

(7)    any Investment acquired by the Company or any of any of its Restricted Subsidiaries:

(a)    in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or in satisfaction of judgments or otherwise in resolution or compromise of litigation, arbitration or disputes; or

(b)    as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)    Investments made as a result of the receipt of non-cash consideration from an Asset Disposition that was made pursuant to and in compliance with Section 4.10 or any other disposition of assets not constituting an Asset Disposition;

(9)    Investments in existence on the Issue Date, or made pursuant to contractual obligations in existence on the Issue Date, or an Investment consisting of any extension, modification or renewal of any such Investment existing on, or made pursuant to a contractual obligation existing on, the Issue Date; provided that the amount of any such Investment may be increased in such extension, modification or renewal only (a) as required by the terms of such Investment or (b) as otherwise permitted under the Indenture;

(10)    Currency Agreements, Interest Rate Agreements, Commodity Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with Section 4.09;

(11)    Guarantees issued in accordance with Section 4.09;

(12)    Investments made in connection with the funding of contributions under any non-qualified retirement plan or similar employee compensation plan in an amount not to exceed the amount of compensation expense recognized by the Company and its Restricted Subsidiaries in connection with such plans;

(13)    Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(14)    Similar Business Investments; and

(15)    Investments by the Company or any of its Restricted Subsidiaries, together with all other Investments pursuant to this clause (15), in an aggregate amount at the time of such Investment not to exceed the greater of (x) $150.0 million and (y) 4.25% of Total Assets, at any one time outstanding (in each case, with the Fair Market Value of such Investment being measured at the time made and without giving effect to subsequent changes in value).

“Permitted Junior Securities” means Equity Interests in the Company or any Guarantor or debt securities that are subordinated to all Designated Senior Debt to substantially the same extent as, or to a greater extent than, the Notes and the Note Guarantees are subordinated to Designated Senior Debt under the Indenture (including, but not limited, with respect to payment blockage, turnover and standstill provisions, being unsecured, not being guaranteed by any Subsidiary of the Company that is not a guarantor of Designated Senior Debt and not requiring principal payments until at least 12 months after the latest maturity date of the Designated Senior Debt).

“Permitted Liens” means, with respect to any Person:

(1)    Liens securing (x) Indebtedness and other obligations permitted to be incurred under clause (1) of Section 4.09(b) including interest, fees and other obligations relating thereto or for related banking services and Liens on assets of Restricted Subsidiaries of the Company securing Guarantees of such Indebtedness and such other obligations of the Company and (y) any other Indebtedness (other than Subordinated Obligations and Guarantor Subordinated Obligations); provided that at the time that the Lien securing such Indebtedness pursuant to this clause (1)(y) is created, and after giving effect to the incurrence of such Indebtedness, the creation of such Lien and the application of the proceeds from such Indebtedness on a pro forma basis, the Secured Leverage Ratio of the Company would not exceed 2.00 to 1.0;

(2)    pledges or deposits by such Person under workers’ compensation laws, unemployment insurance laws, pension laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case incurred in the ordinary course of business;

(3)    Liens imposed by law, including carriers’, warehousemen’s, mechanics’, materialmen’s and repairmen’s Liens, incurred in the ordinary course of business;

(4)    Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or that are being contested in good faith by appropriate proceedings provided appropriate provisions required pursuant to IFRS have been made in respect thereof;

(5)    Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances or similar obligations issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(6)    minor survey exceptions, encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person, and all reservations in the original grant of mineral rights in any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(7)    Liens securing Hedging Obligations that are not incurred for speculative purposes (including the existing Hedging Obligations to the lenders and their respective Affiliates under the Senior Credit Facility);

(8)    leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) that do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(9)    judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(10)    Liens securing Indebtedness permitted to be incurred pursuant to clause (8) of Section 4.09(b); provided that such Liens are created within 365 days of construction, acquisition or improvement of such assets or property and do not encumber any other assets or property of the Company or any of its Restricted Subsidiaries other than such assets or property and assets affixed or appurtenant thereto;

(11)    Liens arising solely by virtue of any statutory or common law provisions relating to Liens in favor of trustees and escrow agents, banker’s Liens, margin Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository institution; provided that:

(a)    such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the U.S. Federal Reserve Board; and

(b)    such deposit account is not intended by the Company or any of its Restricted Subsidiaries to provide collateral to the depository institution;

(12)    Liens arising from Uniform Commercial Code or the Personal Property Security Act (Ontario) (or similar statutes in other jurisdictions) financing statement filings regarding operating leases entered into by the Company and any of its Restricted Subsidiaries in the ordinary course of business;

(13)    Liens existing on the Issue Date (other than Liens permitted under clause (1) of this definition);

(14)    Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary of the Company; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary of the Company; provided, further, however, that any such Lien may not extend to any other property owned by the Company or any of its Restricted Subsidiaries;

(15)    Liens on property at the time the Company or a Restricted Subsidiary of the Company acquired the property, including any acquisition by means of a merger, amalgamation, arrangement or consolidation with or into the Company or any of its Restricted Subsidiaries; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such acquisition; provided, further, however, that such Liens may not extend to any other property owned by the Company or any of its Restricted Subsidiaries;

(16)    Liens securing Indebtedness or other obligations of a Restricted Subsidiary of the Company owing to the Company or another Restricted Subsidiary of the Company;

(17)    Liens securing the Notes and the Note Guarantees;

(18)    Liens securing Refinancing Indebtedness incurred to refinance, refund, replace, amend, extend or modify, as a whole or in part, Indebtedness that was previously so secured pursuant to clauses (10), (13), (14), (15), (17) and this clause (18) of this definition; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

(19)    any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

(20)    Liens in favor of the Company or any of its Restricted Subsidiaries;

(21)    Liens under industrial revenue, municipal or similar bonds;

(22)    Liens incurred in the ordinary course of business not securing Indebtedness and not in the aggregate materially detracting from the value of the properties of the Company and its Restricted Subsidiaries or the use of such properties in the operation of their business and (b) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(23)    Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(24)    deposits made in the ordinary course of business to secure liability to insurance carriers;

(25)    Liens on the Capital Stock or Indebtedness of an Unrestricted Subsidiary (or any other right, title or interest relating thereto, including any right to receive interest on such Indebtedness or dividends or other distributions on Capital Stock, or any right, title or interest in or to any agreements or instruments relating thereto, including under any related shareholder, limited partnership, loan or security agreements) or on any assets of an Unrestricted Subsidiary; Liens on the Capital Stock or Indebtedness of a joint venture securing Indebtedness of such joint venture; and Liens on the assets of any Restricted Subsidiary of the Company that is not a Guarantor and that secure Indebtedness or other obligations of such Restricted Subsidiary (or of another Restricted Subsidiary that is not a Guarantor) that are permitted to be incurred under Section 4.09;

(26)    Liens on assets pursuant to merger, amalgamation or arrangement agreements, stock or asset purchase agreements and similar agreements in respect of the disposition of such assets;

(27)    Liens securing Indebtedness (other than Subordinated Obligations and Guarantor Subordinated Obligations) in an aggregate principal amount outstanding at any one time not to exceed the greater of (x) $125.0 million and (y) 3.50% of Total Assets;

(28)    Liens granted in connection with royalty or precious metals stream or similar transactions that are customary in the mining business (as determined in the good faith by the Issuer); and

(29)    Liens securing Obligations in respect of Cash Management Agreements in the ordinary course of business.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up.

“Rating Agency” means each of S&P and Moody’s or, if S&P or Moody’s or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a resolution of the Board of Directors) which shall be substituted for S&P or Moody’s or both, as the case may be.

“Receivable” means a right to receive payment arising from a sale or lease of goods or the performance of services by a Person pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for goods or services under terms that permit the purchase of such goods and services on credit and shall include, in any event, any items of property that would be classified as an “account,” “chattel paper,” “payment intangible” or “instrument” under the Uniform Commercial Code as in effect in the State of New York and any “supporting obligations” as so defined.

“Receivables Fees” means any fees or interest paid to purchasers or lenders providing the financing in connection with a securitization transaction, factoring agreement or other similar agreement, including any such amounts paid by discounting the face amount of Receivables or participations therein transferred in connection with a securitization transaction, factoring agreement or other similar arrangement, regardless of whether any such transaction is structured as on-balance sheet or off-balance sheet or through a Restricted Subsidiary of the Company or an Unrestricted Subsidiary.

“Reclamation Obligations” means statutory, contractual, constructive or legal obligations, including the principal component of any obligations in respect of letters of credit, bank guarantees, performance or surety bonds or other similar instruments, associated with decommissioning of mining operations and reclamation and rehabilitation costs, including the cost of complying with applicable environmental regulation.

“Record Date” for the interest payable on any applicable Interest Payment Date means April 1 or October 1 (whether or not a Business Day) preceding such Interest Payment Date.

“Refinancing Indebtedness” means Indebtedness that is incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, “refinance,” “refinances” and “refinanced” shall each have a correlative meaning) any Indebtedness existing on the Issue Date or incurred in compliance with the Indenture (including Indebtedness of the Company that refinances Indebtedness of any of its Restricted Subsidiaries and Indebtedness of any of its Restricted Subsidiaries that refinances Indebtedness of another Restricted Subsidiary of the Company) including Indebtedness that refinances Refinancing Indebtedness; provided, however, that:

(1)    (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the Notes;

(2)    the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

(3)    such Refinancing Indebtedness is incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness incurred to pay interest or premiums required by the instruments governing such existing Indebtedness and fees and expenses (including any costs of defeasance) incurred in connection therewith);

(4)    if the Indebtedness being refinanced is subordinated in right of payment to the Notes or the Note Guarantees, such Refinancing Indebtedness is subordinated in right of payment to the Notes or the Note Guarantees on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being refinanced; and

(5)    Refinancing Indebtedness shall not include Indebtedness of a Non-Guarantor that refinances Indebtedness of the Company or a Guarantor.

“Representative” means any agent or representative for any Designated Senior Debt.

“Responsible Officer” means, when used with respect to a Trustee or the Paying Agent, any officer within the corporate trust department of such Trustee or Paying Agent, as the case may be, including any vice president, assistant vice president, trust officer or any other officer of such Trustee or Paying Agent, as the case may be, who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such Person’s knowledge of and familiarity with the particular subject and who, in each case, shall have direct responsibility for the administration of this Indenture.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person (or if no such Person is specified, the Company) that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Rating Services and any successor to its rating agency business.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired whereby the Company or its Restricted Subsidiary transfers such property to a Person (other than the Company or any of its Subsidiaries) and the Company or its Restricted Subsidiary leases it from such Person.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means (i) any Indebtedness of the Company or any of its Restricted Subsidiaries secured by a Lien on assets of the Company or such Restricted Subsidiary, excluding Capital Stock or Indebtedness of an Unrestricted Subsidiary or any right, title or interests relating thereto, including any rights under any relevant shareholder, voting trust, joint venture or other agreement or instrument and (ii) solely for purposes of calculating the Secured Leverage Ratio, any Designated Senior Debt.

“Secured Leverage Ratio” means, as of any date of determination with respect to any Person, the ratio of (1) Secured Indebtedness of such Person and its Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with IFRS) to (2) Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements prepared on a consolidated basis in accordance with IFRS are available; provided, however, that solely for purposes of the calculation of the Secured Leverage Ratio, in connection with the incurrence of any Lien pursuant to clause (1)(y) of the definition of “Permitted Liens,” the Company and its Restricted Subsidiaries must treat the maximum amount of Indebtedness that is permitted to be incurred pursuant to clause (1) of Section 4.09(b) at the time of such calculation as being Secured Indebtedness (or Designated Senior Debt) incurred and outstanding at such time. In the event that the Company or any of its Restricted Subsidiaries incurs or redeems any Secured Indebtedness subsequent to the commencement of the period for which the Secured Leverage Ratio is being calculated but prior to the event for which the calculation of the Secured Leverage Ratio is made, then the Secured Leverage Ratio shall be calculated giving pro forma effect to such incurrence or redemption of Indebtedness as if the same had occurred at the beginning of the applicable four fiscal quarter period. The Secured Leverage Ratio shall be calculated in a manner consistent with the definition of “Consolidated Coverage Ratio,” including any pro forma adjustments to Consolidated EBITDA as set forth therein (including for acquisitions).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Credit Facility” means the Credit Agreement, dated as of January 28, 2016, and amended April 25, 2016, May 9, 2016, August 29, 2016 and February 7, 2017, among the Company, as borrower, National Bank of Canada, as Administrative Agent, National Bank Financial Inc. and Deutsche Bank AG, Canada Branch, as Co-Lead Arrangers and Joint Bookrunners, the other lenders thereto, and the other parties thereto from time to time, as the same may be amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (including replacing the borrowers or increasing the amount loaned thereunder; provided that such additional Indebtedness is incurred in accordance with Section 4.09.

“Senior Management” means any one of the chief executive officer or the chief financial officer of the Company.

“Significant Subsidiary” means any Restricted Subsidiary of the Company that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC, determined as of the date of the latest audited consolidated financial statements of the Company and its Restricted Subsidiaries.

“Similar Business” means any business conducted or proposed to be conducted by the Company and its Restricted Subsidiaries on the Issue Date or any other business that is similar, reasonably related, complementary, incidental or ancillary thereto.

“Similar Business Investments” means Investments made in (A) the ordinary course of, or of a nature that are customary in, the mining business as a means of exploiting, exploring for, acquiring, developing, processing, gathering, producing, transporting or marketing gold, copper, niobium, rare earth elements or other precious or base metals used, useful or created in the mining business, including through agreements, acquisitions, transactions, interests or arrangements which permit one to share (or have the effect of sharing) risks or costs, comply with regulatory requirements regarding ownership or satisfy other customary objectives in the mining business, and in any event including, without limitation, Investments made in connection with or in the form of (i) direct or indirect ownership interests in mining properties, gathering or upgrading systems or facilities and (ii) operating agreements, development agreements, area of mutual interest agreements, pooling agreements, service contracts, joint venture agreements, partnership or limited liability company agreements (whether general or limited), or other similar or customary agreements, transactions, properties, interests or arrangements, and Investments and expenditures in connection therewith or pursuant thereto; and (B) Persons engaged in a Similar Business.

“Specified Debt” means all Indebtedness incurred under Section 4.09, other than Indebtedness incurred pursuant to Section 4.09(a) and clause (1) of Section 4.09(b).

“Stated Maturity” means, with respect to any security or Indebtedness, the date specified in the agreement governing or certificate relating to such security or Indebtedness as the fixed date on which the final payment of principal of such security or Indebtedness is due and payable, including pursuant to any mandatory redemption provision, but not including any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter incurred) that is subordinated or junior in right of payment to the Notes pursuant to a written agreement.

“Subsidiary” of any Person means (1) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or Persons performing similar functions) or (2) any partnership, joint venture limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (1) and (2), at the time owned or controlled, directly or indirectly, by (a) such Person, (b) such Person and one or more Subsidiaries of such Person or (c) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Company.

“Total Assets” means the total consolidated assets of the Company and its Subsidiaries on a consolidated basis determined in accordance with IFRS, as shown on the most recent consolidated balance sheet of the Company; provided that, for purposes of calculating “Total Assets” for purposes of testing the covenants under this Indenture in connection with any transaction, the total consolidated assets of the Company and its Subsidiaries shall be adjusted to reflect any acquisitions and dispositions of assets that have occurred during the period from the date of the applicable balance sheet through the applicable date of determination.

“Treasury Rate” means as of any date of redemption of Notes the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release HAS (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to April 15, 2020; provided, however, that if the period from the redemption date to April 15, 2020 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to April 15, 2020 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trustees” means the U.S. Trustee and the Canadian Trustee.

“Unrestricted Subsidiary” means:

(1)    any Subsidiary of the Company which at the time of determination shall have been designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

(2)    any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, consolidation, amalgamation, arrangement or Investment therein) to be an Unrestricted Subsidiary only if:

(1)    such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2)    to the extent the Indebtedness of the Subsidiary is not Non-Recourse Debt, any Guarantee or other credit support thereof by the Company or its Restricted Subsidiaries is permitted under Section 4.09.

(3)    such designation and the Investment of the Company in such Subsidiary complies with Section 4.07;

(4)    such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of the Company and its Subsidiaries;

(5)    such Subsidiary is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (excluding, for the avoidance of doubt, any Guarantee or other credit support not otherwise prohibited under the Indenture):

(a)    to subscribe for additional Capital Stock of such Person; or

(b)    to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(6)    on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with the Company or any of its Restricted Subsidiaries that would not be permitted under Section 4.11.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustees by filing with each of the Trustees a resolution of the Board of Directors of the Company giving effect to such designation and an Officer’s Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any

Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture, and any Indebtedness of such Subsidiary shall be deemed to be incurred as of such date.

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and the Company could incur at least $1.00 of additional Indebtedness pursuant to Section 4.09(a) on a pro forma basis taking into account such designation.

“U.S. Trustee” means Computershare Trust Company, N.A., a national association, as the U.S. trustee, until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors, managers or trustees, as applicable, of such Person.

“Wholly Owned Subsidiary” means a Restricted Subsidiary of the Company, all of the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or another Wholly Owned Subsidiary.

Section 1.02    Other Definitions.

Term	Defined in Section
“Acceptable Commitment”	4.10(b)
“Additional Amounts”	2.13(b)
“Agent Members”	2.1 (c) of Appendix A
“Affiliate Transaction”	4.11(a)
“Applicable Procedures”	1.1(a) of Appendix A
“Asset Disposition Offer”	4.10(c)
“Asset Disposition Offer Amount”	3.10(b)
“Asset Disposition Offer Period”	3.10(b)
“Asset Disposition Purchase Date”	3.10(b)
“Authentication Order”	2.02(c)
“Canadian Restricted Legend”	2.3(d) of Appendix A
“Change in Tax Law”	3.09(a)
“Change of Control Offer”	4.14(a)
“Change of Control Payment”	4.14(a)
“Change of Control Payment Date”	4.14(a)
“Clearstream”	1.1 (a) of Appendix A
“Covenant Defeasance”	8.03
“Definitive Notes Legend”	2.3(d) of Appendix A
“Euroclear”	1.1(a) of Appendix A

Term	Defined in Section
“Event of Default”	6.01(a)
“Excess Proceeds”	4.10(c)(1)
“Expiration Date”	1.04(j)
“Global Note”	2.1 (b) of Appendix A
“Global Notes Legend”	2.3(d) of Appendix A
“Indemnified Tax”	2.13(b)
“Initial Default”	6.04
“Judgment Currency”	12.18
“Legal Defeasance”	8.02(a)
“MD&A”	4.03(a)
“Note Register”	2.03(a)
“Paying Agent”	2.03(a)
“Payment Blockage Notice”	13.03(a)(ii)
“payment default”	6.01(a)
“Payor”	2.13(b)
“QIB”	1.1 (a) of Appendix A
“Registrar”	2.03(a)
“Regulation S”	1.1(a) of Appendix A
“Regulation S Global Note”	2.1 (b) of Appendix A
“Regulation S Notes”	2.1(a) of Appendix A
“Reinstatement Date”	4.17(b)
“Relevant Taxing Jurisdiction”	2.13(a)
“Restricted Payment”	4.07(a)
“Restricted Notes Legend”	2.3(d) of Appendix A
“Rule 144”	1.1(a) of Appendix A
“Rule 144A”	1.1(a) of Appendix A
“Rule 144A Global Note”	2.1 (b) of Appendix A
“Rule 144A Notes”	2.1(a) of Appendix A
“Second Commitment”	4.10(b)
“Successor Company”	5.01(a)
“Successor Guarantor”	5.01(c)
“Suspended Covenants”	4.17(a)
“Suspension Period”	4.17(b)
“Taxes”	2.13(a)
“Transfer Restricted Notes”	1.1 (a) of Appendix A

Section 1.03    Rules of Construction.

Unless the context otherwise requires:

(1)    a term defined in Section 1.01 or 1.02 has the meaning assigned to it therein;

(2)    an accounting term not otherwise defined has the meaning assigned to it in accordance with IFRS;

(3)    “or” is not exclusive;

(4)    words in the singular include the plural, and words in the plural include the singular;

(5)    unless the context otherwise requires, any reference to an “Appendix,” “Article,” “Section,” “clause,” “Schedule” or “Exhibit” refers to an Appendix, Article, Section, clause, Schedule or Exhibit, as the case may be, of this Indenture;

(6)    the words “herein,” “hereof” and other words of similar import refer to this Indenture as a whole and not any particular Article, Section, clause or other subdivision;

(7)    the words “including,” “includes” and other words of similar import shall be deemed to be followed by “without limitation”;

(8)    references to sections of, or rules under, the Securities Act or the Exchange Act shall be deemed to include substitute, replacement or successor sections or rules adopted by the SEC from time to time;

(9)    unless otherwise provided, references to agreements and other instruments shall be deemed to include all amendments and other modifications to such agreements or instruments, but only to the extent such amendments and other modifications are not prohibited by the terms of this Indenture;

(10)    in the event that a transaction meets the criteria of more than one category of permitted transactions or listed exceptions, the Company may classify such transaction as it, in its sole discretion, determines; and

(12)    $ or dollars means U.S. Dollars unless otherwise expressly provided.

Section 1.04    Acts of Holders.

(a)    Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing. Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments or record or both are delivered to the applicable Trustee and, where it is hereby expressly required, to the Company and the Guarantors. Proof of execution of any such instrument or of a writing appointing any such agent, or the holding by any Person of a Note, shall be sufficient for any purpose of this Indenture and (subject to Section 7.01) conclusive in favor of the Trustees, the Company and the Guarantors, if made in the manner provided in this Section 1.04.

(b)    The fact and date of the execution by any Person of any such instrument or writing may be proved (1) by the affidavit of a witness of such execution or by the certificate of any notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof or (2) in any other manner deemed reasonably sufficient by the applicable Trustee. Where such execution is by or on behalf of any legal entity other than an individual, such certificate or affidavit shall also constitute proof of the authority of the Person executing the same. The authority of the Person executing the same may also be proved in any other manner deemed reasonably sufficient by the Trustees.

(c)    The ownership of Notes shall be proved by the Note Register.

(d)    Any request, demand, authorization, direction, notice, consent, waiver or other action by the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof, in respect of any action taken, suffered or omitted by either of the Trustees, the Company or the Guarantors in reliance thereon, whether or not notation of such action is made upon such Note.

(e)    The Company may set a record date for purposes of determining the identity of Holders entitled to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided in this Indenture to be made, or to vote on any action authorized or permitted to be taken by Holders; provided that the Company may not set a record date for, and the provisions of this paragraph shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in clause (f) below. If any record date is set pursuant to this clause (e), the Holders on such record date, and only such Holders, shall be entitled to make, give or take such request, demand, authorization, direction, notice, consent, waiver or other action (including revocation of any action), whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless made, given or taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Notes, or each affected Holder, as applicable, on such record date. Promptly after any record date is set pursuant to this paragraph, the Company, at its own expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Trustees in writing and to each Holder in the manner set forth in Section 12.01.

(f)    The U.S. Trustee may set any day as a record date for the purpose of determining the Holders entitled to join in the giving or making of (1) any notice of default under Section 6.01(a), (2) any declaration of acceleration referred to in Section 6.02, (3) any direction referred to in Section 6.05 or (4) any request to pursue a remedy referred to in Section 6.06(2). If any record date is set pursuant to this paragraph, the Holders on such record date, and no other Holders, shall be entitled to join in such notice, declaration, request or direction, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless made, given or taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Notes or each affected Holder, as applicable, on such record date. Promptly after any record date is set pursuant to this paragraph, the Trustees, at the Company’s expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Company and to each Holder in the manner set forth in Section 12.01.

(g)    Without limiting the foregoing, a Holder entitled to take any action hereunder with regard to any particular Note may do so with regard to all or any part of the principal amount of such Note or by one or more duly appointed agents, each of which may do so pursuant to such appointment with regard to all or any part of such principal amount. Any notice given or action taken by a Holder or its agents with regard to different parts of such principal amount pursuant to this paragraph shall have the same effect as if given or taken by separate Holders of each such different part.

(h)    Without limiting the generality of the foregoing, a Holder, including a Depositary that is the Holder of a Global Note, may make, give or take, by a proxy or proxies duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action under this Indenture to be made, given or taken by Holders, and a Depositary that is the Holder of a Global Note may provide its proxy or proxies to the beneficial owners of interests in any such Global Note through such Depositary’s standing instructions and customary practices.

(i)    The Company may fix a record date for the purpose of determining the Persons who are beneficial owners of interests in any Global Note held by a Depositary entitled under the procedures of such Depositary, if any, to make, give or take, by a proxy or proxies duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action under this Indenture to be made, given or taken by Holders; provided that if such a record date is fixed, only the beneficial owners of interests in such Global Note on such record date or their duly appointed proxy or proxies shall be entitled to make, give or take such request, demand, authorization, direction, notice, consent, waiver or other action, whether or not such beneficial owners remain beneficial owners of interests in such Global Note after such record date. No such request, demand, authorization, direction, notice, consent, waiver or other action shall be effective hereunder unless made, given or taken on or prior to the applicable Expiration Date.

(j)    With respect to any record date set pursuant to this Section 1.04, the party hereto that sets such record date may designate any day as the “Expiration Date” and from time to time may change the Expiration Date to any earlier or later day; provided that no such change shall be effective unless notice of the proposed new Expiration Date is given to the other party hereto in writing, and to each Holder of Notes in the manner set forth in Section 12.01, on or prior to both the existing and the new Expiration Date. If an Expiration Date is not designated with respect to any record date set pursuant to this Section 1.04, the party hereto which set such record date shall be deemed to have initially designated the 30th day after such record date as the Expiration Date with respect thereto, subject to its right to change the Expiration Date as provided in this clause (j).

ARTICLE 2

THE NOTES

Section 2.01    Form and Dating; Terms.

(a)    The Notes and the U.S. Trustee’s certificate of authentication shall each be substantially in the form of Exhibit A hereto, which is hereby incorporated in and expressly made a part of this Indenture. The Notes may have notations, legends or endorsements required by law, rules or agreements with national securities exchanges to which the Company or any Guarantor is subject, if any, or general usage (provided that any such notation, legend or endorsement is in a form acceptable to the Company but which notation, legend or endorsement does not affect the rights, duties or obligations of either of the Trustees). Each Note shall be dated the date of its authentication. The Notes shall be in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

(b)    The aggregate principal amount of Notes that may be authenticated and delivered under this Indenture is unlimited.

The terms and provisions contained in the Notes shall constitute, and are hereby expressly made, a part of this Indenture, and the Company, the Guarantors and the Trustees, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

The Notes shall be subject to repurchase by the Company pursuant to an Asset Disposition Offer as provided in Section 4.10 or a Change of Control Offer as provided in Section 4.14, and otherwise as not prohibited by this Indenture. The Notes shall not be redeemable other than as provided in Article 3.

Additional Notes ranking pari passu with the Initial Notes may be created and issued from time to time by the Company without notice to or consent of the Holders and shall be consolidated with and form a single class with the Initial Notes and shall have the same terms as to status, redemption or otherwise (other than issue date, issue price and, if applicable, the first interest payment date and the initial interest accrual date) as the Initial Notes; provided that the Company’s ability to issue Additional Notes shall be subject to the Company’s compliance with Section 4.09. Any Additional Notes shall be issued under an indenture supplemental to this Indenture.

In authenticating and delivering the Initial Notes, Additional Notes and any other Notes issued pursuant to this Indenture, the U.S. Trustee shall receive and shall be fully protected in conclusively relying upon, in addition to the Opinion of Counsel and Officer’s Certificate required by Section 12.03, an Opinion of Counsel (i) as to the due authorization, execution, delivery, validity and enforceability of such Notes, (ii) stating that the execution and delivery by the Company of such Notes does not violate applicable laws, and (iii) such other matters as the U.S. Trustee shall reasonably request.

Section 2.02    Execution and Authentication.

(a)    At least one Officer shall execute the Notes on behalf of the Company by manual or facsimile signature. If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.

(b)    A Note shall not be entitled to any benefit under this Indenture or be valid or obligatory for any purpose until authenticated substantially in the form of Exhibit A attached hereto by the manual or facsimile signature of an authorized signatory of the U.S. Trustee. The signature shall be conclusive evidence that the Note has been duly authenticated and delivered under this Indenture.

(c)    On the Issue Date, the U.S. Trustee shall, upon receipt of a written order of the Company signed by an Officer (an “Authentication Order”) and together with an Opinion of Counsel and Officer’s Certificate reasonably acceptable to the U.S. Trustee, authenticate and deliver the Initial Notes. The U.S. Trustee shall be fully protected and shall incur no liability for failing to take any action with respect to the delivery of any Notes unless and until it has received such Authentication Order, Opinion of Counsel and Officer’s Certificate. In addition, at any time and from time to time, the U.S. Trustee shall, upon receipt of an Authentication Order, authenticate and deliver any Global Notes, any Definitive Notes, any Additional Notes, any replacement Notes to be issued pursuant to Section 2.07, any temporary Notes pursuant to Section 2.10 or any Notes issuable following a redemption or repurchase by the Company pursuant to the terms of this Indenture in an aggregate principal amount specified in such Authentication Order for such Notes issued hereunder.

(d)    The U.S. Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. An authenticating agent may authenticate Notes whenever the U.S. Trustee may do so. Each reference in this Indenture to authentication by the U.S. Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders.

Section 2.03    Registrar and Paying Agent.

(a)    The Company shall maintain an office or agency where Notes may be presented for registration of transfer or for exchange (“Registrar”) and at least one office or agency where Notes may be presented for payment (“Paying Agent”). The Registrar shall keep a register of the Notes and of their transfer and exchange (“Note Register”). The Company may appoint one or more co-registrars and one or more additional paying agents. The term “Registrar” includes any co-registrar, and the term “Paying Agent” includes any additional paying agent. The Company may change any Paying Agent or Registrar without prior notice to any Holder; provided, however, that no such removal shall become effective until acceptance of an appointment by a successor as evidenced by an appropriate agreement entered into by the Company and such successor Registrar or Paying Agent, as the case may be, and delivered to the Trustees and the passage of any waiting or notice periods required by the Depositary’s procedures. The Company shall enter into an appropriate agency agreement with any Registrar or Paying Agent not a party to this Indenture. The agreement shall implement the provisions of this Indenture that relate to such Agent. The Company shall notify the Trustees in writing of the name and address of any Agent not a party to this Indenture. If the Company fails to appoint or maintain another entity as Registrar or Paying Agent, the U.S. Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to Section 7.06. The Company or any of its Restricted Subsidiaries may act as Paying Agent (except for purposes of Article 8) or Registrar.

(b)    The Company initially appoints DTC to act as Depositary with respect to the Global Notes. The Company initially appoints the U.S. Trustee to act as Paying Agent and Registrar for the Notes, for which Computershare Trust Company, N.A., a national association, shall be Custodian.

Section 2.04    Paying Agent to Hold Money in Trust.

The Company shall, by no later than 11:00 a.m. (New York City time) on each due date for the payment of principal, premium, if any, and interest on any of the Notes, deposit with a Paying Agent a sum sufficient to pay such amount, such sum to be held in trust for the Holders entitled to the same, and (unless such Paying Agent is the U.S. Trustee) the Company shall promptly notify the U.S. Trustee in writing of its action or failure so to act. The Company shall require each Paying Agent other than the U.S. Trustee to agree in writing that such Paying Agent shall hold in trust for the benefit of Holders or the U.S. Trustee all money held by such Paying Agent for the payment of principal, premium, if any, and interest on the Notes and shall notify the U.S. Trustee in writing of any default by the Company in making any such payment. While any such default continues, the U.S. Trustee may require a Paying Agent to pay all money held by it to the U.S. Trustee. The Company at any time may require a Paying Agent to pay all money held by it to the U.S. Trustee and to account for any funds disbursed by the Paying Agent. Upon payment over to the U.S. Trustee, a Paying Agent shall have no further liability for the money. If the Company or a Subsidiary acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the Company, the U.S. Trustee shall serve as Paying Agent.

Section 2.05    Holder Lists.

The U.S. Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders. If the U.S. Trustee is not the Registrar, the Company shall furnish to the U.S. Trustee in writing at least five Business Days before each Interest Payment Date and at such other times as the U.S. Trustee may reasonably request in writing, a list in such form and as of such date as the U.S. Trustee may reasonably require of the names and addresses of the Holders.

Section 2.06    Transfer and Exchange.

(a)    The Notes shall be issued in registered form and shall be transferable only upon the surrender of a Note for registration of transfer and in compliance with Appendix A.

(b)    To permit registrations of transfers and exchanges, the Company shall execute and the U.S. Trustee shall authenticate Global Notes and Definitive Notes upon receipt of an Authentication Order in accordance with Section 2.02 or at the Registrar’s request.

(c)    No service charge shall be made to a holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange (other than pursuant to Section 2.07), but the Holders shall be required to pay any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer tax or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.10, 3.06, 3.10, 4.10, 4.14 and 9.04). In addition, the Company, the U.S. Trustee, the Transfer Agent and the Registrar may request such other evidence as may be reasonably requested by them documenting the identity and/or signatures of the transferor and the transferees.

(d)    All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange. Any holder of a beneficial interest in a Global Note shall, by acceptance of such beneficial interest, agree that transfers of beneficial interests in such Global Note may be effected only through a book-entry system maintained by the Holder of such Global Note (or its agent) or and that ownership of a beneficial interest in such Global Note shall be required to be reflected in a book entry.

(e)    Neither the Company nor the Registrar shall be required (1) to issue, to register the transfer of or to exchange any Note during a period beginning at the opening of business 15 days before the mailing of a notice of redemption pursuant to Section 3.03 and ending at the mailing of such notice of redemption, (2) to register the transfer of or to exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part or (3) to register the transfer of or to exchange any Note between a Record Date and the next succeeding Interest Payment Date.

(f)    Prior to due presentment for the registration of a transfer of any Note, each of the Trustees, any Agent or the Company may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal, premium, if any, and (subject to the Record Date provisions of the Notes) interest on such Notes and for all other purposes, and none of either of the Trustees, any Agent or the Company shall be affected by notice to the contrary.

(g)    Upon surrender for registration of transfer of any Note at the office or agency of the Company designated pursuant to Section 4.02, the Company shall execute, and the U.S. Trustee shall authenticate and deliver upon receipt of an Authentication Order, in the name of the designated transferee or transferees, one or more replacement Notes of any authorized denomination or denominations of a like aggregate principal amount so long as the requirements of this Indenture are met.

(h)    At the option of the Holder, Notes may be exchanged for other Notes of any authorized denomination or denominations of a like aggregate principal amount upon surrender of the Notes to be exchanged at the office or agency of the Company designated pursuant to Section 4.02 so long as the requirements of this Indenture are met. Whenever any Global Notes or Definitive Notes are so surrendered for exchange, the Company shall execute, and the U.S. Trustee shall authenticate and deliver, the replacement Global Notes or Definitive Notes, as applicable, to which the Holder making the exchange is entitled and, as applicable, in accordance with the provisions of Appendix A so long as the requirements of this Indenture are met.

(i)    All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 2.06 and, as applicable, in accordance with Appendix A to effect a registration of transfer or exchange may be submitted by mail or by facsimile or electronic transmission.

Section 2.07    Replacement Notes.

(a)    If a mutilated Note is surrendered to the Registrar or if a Holder claims that its Note has been lost, destroyed or wrongfully taken and the Registrar receives evidence to its satisfaction of the ownership and loss, destruction or theft of such Note, the Company shall issue and the U.S. Trustee, upon receipt of an Authentication Order, shall authenticate a replacement Note if the U.S. Trustee’s reasonable requirements are otherwise met. An indemnity bond must be provided by the Holder that is sufficient in the judgment of the U.S. Trustee and the Company to protect the Company, the U.S. Trustee, the Canadian Trustee, any Agent and any authenticating agent from any loss that any of them may suffer if a Note is replaced. The Company may charge the Holder for the expenses of the Company (including reasonable fees and expenses of counsel) and the U.S. Trustee in replacing a Note. Every replacement Note is a contractual obligation of the Company and shall be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder. Notwithstanding the foregoing provisions of this Section 2.07, in case any mutilated, lost, destroyed or wrongfully taken Note has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Note, pay such Note. Upon the issuance of any replacement Note under this Section 2.07, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of counsel and the U.S. Trustee) connected therewith.

Section 2.08    Outstanding Notes.

(a)    The Notes outstanding at any time are all the Notes that have been authenticated by the U.S. Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in a Global Note effected by the U.S. Trustee in accordance with the provisions hereof, those paid pursuant to Section 2.07, those described in this Section 2.08 as not outstanding and, solely to the extent provided for in Article 8, Notes that are subject to Legal Defeasance or Covenant Defeasance as provided in Article 8. Except as set forth in Section 2.09, a Note does not cease to be outstanding because the Company or an Affiliate of the Company holds the Note; provided that Notes held by the Company or a Subsidiary will not be deemed to be outstanding for purposes of Section 3.07(b).

(b)    If a Note is replaced or paid pursuant to Section 2.07, it ceases to be outstanding unless the U.S. Trustee receives proof satisfactory to it that the replaced Note is held by a protected purchaser, as such term is defined in Section 8-303 of the Uniform Commercial Code in effect in the State of New York.

(c)    If the principal amount of any Note is considered paid under Section 4.01, it ceases to be outstanding and interest on it ceases to accrue from and after the date of such payment.

(d)    If a Paying Agent (other than the Company, a Subsidiary or any Affiliate thereof) holds, on the maturity date, any redemption date or any date of purchase pursuant to an Offer to Purchase, money sufficient to pay Notes payable or to be redeemed or purchased on that date, then on and after that date such Notes shall be deemed to be no longer outstanding and shall cease to accrue interest.

Section 2.09    Treasury Notes.

In determining whether the Holders of the requisite principal amount of Notes have concurred in any direction, waiver or consent, Notes beneficially owned by the Company, or by any Affiliate of the Company, shall be considered as though not outstanding, except that for the purposes of determining whether the U.S. Trustee shall be protected in relying on any such direction, waiver or consent, only Notes that a Responsible Officer of the U.S. Trustee actually knows are so owned shall be so disregarded. Notes so owned that have been pledged in good faith shall not be disregarded if the pledgee establishes to the satisfaction of the U.S. Trustee the pledgee’s right to deliver any such direction, waiver or consent with respect to the Notes and that the pledgee is not the Company or any obligor under the Notes or any Affiliate of the Company or of such other obligor.

Section 2.10    Temporary Notes.

Until Definitive Notes are ready for delivery, the Company may prepare and the U.S. Trustee, upon receipt of an Authentication Order, shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of Definitive Notes but may have variations that the Company considers appropriate for temporary Notes and as shall be reasonably acceptable to the U.S. Trustee. Without unreasonable delay, the Company shall prepare and the U.S. Trustee shall, upon receipt of an Authentication Order, authenticate Definitive Notes in exchange for temporary Notes upon surrender of such temporary Notes at the office or agency of the Company, without charge to the Holder. Until so exchanged, the Holders and beneficial owners, as the case may be, of temporary Notes shall be entitled to all of the benefits accorded to Holders, or beneficial owners, respectively, of Notes under this Indenture.

Section 2.11    Cancellation.

The Company at any time may deliver Notes to the U.S. Trustee for cancellation. The Registrar and Paying Agent shall forward to the U.S. Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The U.S. Trustee or, at the direction of the U.S. Trustee, the Registrar or the Paying Agent and no one else shall cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and shall dispose of canceled Notes in accordance with its customary procedures (subject to the record retention requirement of the Exchange Act). Certification of the disposal of all canceled Notes shall, upon the written request of the Company, be delivered to the Company. The U.S. Trustee shall retain all canceled Notes in accordance with its standard procedures (subject to the record retention requirements of the Exchange Act), and copies of the canceled Notes shall be provided to the Company upon the Company’s written request. The Company may not issue new Notes to replace Notes that it has paid or that have been delivered to the U.S. Trustee for cancellation. If the Company acquires any of the Notes, such acquisition shall not operate as a redemption or satisfaction of Indebtedness represented by such Notes unless or until the same are delivered to the U.S. Trustee for cancellation. The U.S. Trustee shall not authenticate Notes in place of canceled Notes other than pursuant to the terms of this Indenture.

Section 2.12    Defaulted Interest.

(a)    If the Company defaults in a payment of interest on the Notes, it shall pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate equal to the then applicable interest rate on the Notes to the extent lawful, as provided in the Notes and in Section 4.01. The Company shall notify the Trustees in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment, and at the same time the Company shall deposit with the U.S. Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such defaulted interest or shall make arrangements reasonably satisfactory to the U.S. Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such defaulted interest as provided in this Section 2.12. The Company shall fix or cause to be fixed each such special record date and payment date; provided that no such special record date shall be less than 10 days prior to the related payment date for such defaulted interest. At least 15 days before the special record date, the Company (or, upon the written request of the Company, the U.S. Trustee in the name and at the expense of the Company) shall send, or cause to be sent, to each Holder a notice that states the special record date, the related payment date and the amount of such interest to be paid.

(b)    Subject to the foregoing provisions of this Section 2.12 and for greater certainty, each Note delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid, and to accrue interest, which were carried by such other Note.

Section 2.13    Additional Amounts.

(a)    All payments made by or on behalf of the Company under or with respect to the Notes, or by or on behalf of any Guarantor under or with respect to any Note Guarantee, are required to be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (hereinafter referred to as “Taxes”) imposed or levied by or on behalf of the government of Canada, any province or territory of Canada or any political subdivision or any authority or agency therein or thereof having power to tax, or any other jurisdiction in which the Company or any such Guarantor is organized or is carrying on business in for tax purposes, or is otherwise resident for tax purposes or any jurisdiction from or through which payment is made (including the jurisdiction of any paying agent) (each, a “Relevant Taxing Jurisdiction”), unless such Person is required to withhold or deduct Taxes by law or by the interpretation or administration thereof; provided that in the event that an amount is deemed by subsection 214(17) of the Income Tax Act (Canada) to have been paid at a time before such amount is actually paid, the Company will be deemed to be required to withhold or deduct from the amount actually paid in Taxes which are required to be withheld or deducted in respect of such deemed payment.

(b)    If the Company or any Guarantor that is organized, or is otherwise carrying on business in, or is otherwise resident for tax purposes in a Relevant Taxing Jurisdiction (each such person, a “Payor”) is so required to withhold or deduct any amount for or on account of Taxes imposed by a Relevant Taxing Jurisdiction from any payment made under or with respect to the Notes or a Note Guarantee, such Payor will be required to pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by a Holder or beneficial owner of Notes (including Additional Amounts) after such withholding or deduction will not be less than the amount such Holder or beneficial owner of Notes would have received if such Taxes (including Taxes withheld or deducted from any Additional Amounts) had not been withheld or deducted; provided, however, that the foregoing obligations to pay Additional Amounts do not apply (1) to any Taxes imposed on a payment to a Holder or beneficial owner of Notes (i) with which the applicable Payor does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of the payment or (ii) by virtue of all or any portion of such payment being deemed to be dividend paid to such Holder or beneficial owner pursuant to subsection 214(16) of the Income Tax Act (Canada); (2) in respect of a debt or other obligation to pay an amount to a person with whom the applicable Payor is not dealing at arm’s length within the meaning of the Income Tax Act (Canada); (3) to any U.S. withholding tax with respect to payments by or on behalf of any Guarantor that is organized, otherwise carrying on business or otherwise resident for tax purposes, in the United States; (4) to any estate, inheritance, gift, sales, excise, transfer, personal property or similar Tax or (5) to any Taxes that would not have been so imposed but for the existence of any present or former connection between the relevant Holder or beneficial owner of Notes and the Relevant Taxing Jurisdiction including, for greater certainty and without limitation, being or having been a citizen, resident or national thereof, or being or having been present or engaged in a trade or business therein or maintaining a permanent establishment or other physical presence in or otherwise having some connection with the Relevant Taxing Jurisdiction (other than a connection from the mere acquisition, ownership or holding of such Note or a beneficial interest therein or the enforcement of rights thereunder or the receipt of any payment in respect thereof); nor will Additional Amounts be paid (a) if the payment could have been made without such deduction or withholding if the beneficiary of the payment had presented the Note for payment within 30 days after the date on which such payment or such Note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the Holder or beneficial owner would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period); (b) to the extent relating to Taxes imposed by reason of the Holder’s or beneficial owner’s failure to comply with any certification, documentation, information or other evidentiary requirement concerning such Holder’s or beneficial owner’s nationality, residence, identity or connection with the Relevant Taxing

Jurisdiction or arm’s length relationship with the Payor if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Taxes to which such Holder or beneficial owner is entitled; (c) to the extent relating to any tax assessment, governmental charge or other Tax which would have been avoided by such Holder by presenting the relevant Note (if presentation is required); or (d) to the extent relating to any combination of any of the above clauses (any such Tax in respect of which Additional Amounts are payable, an “Indemnified Tax”).

(c)    The applicable Payor shall make any required withholding or deduction and remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with applicable law. Upon request, the Company shall provide the U.S. Trustee with official receipts or other documentation evidencing the payment of the Taxes with respect to which Additional Amounts are paid.

(d)    If a Payor is or will become obligated to pay Additional Amounts under or with respect to any payment made on the Notes or a Note Guarantee, at least 30 days prior to the date of such payment (unless such obligation to pay Additional Amounts arises shortly before or after the 30th day prior to such date, in which case it shall be promptly thereafter), such Payor will deliver to the U.S. Trustee an Officer’s Certificate stating the fact that Additional Amounts will be payable and the amount so payable and such other information necessary to enable the Paying Agent to pay Additional Amounts to holders on the relevant payment date.

(e)    Whenever in this Indenture there is mentioned in any context: (1) the payment of principal; (2) redemption prices or purchase prices in connection with a redemption or purchase of Notes; (3) interest; or (4) any other amount payable on or with respect to any of the Notes or any Note Guarantee, such reference shall be deemed to include payment of Additional Amounts as described under this Section 2.13 to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(f)    The Company and the Guarantors shall indemnify and hold harmless the Trustees and each Holder of the Notes for the amount of any Indemnified Taxes (including, for greater certainty, taxes payable pursuant to Regulation 803 of the Income Tax Regulations (Canada)) levied or imposed and paid by such Trustees or Holder as a result of payments made under or with respect to the Notes or any Note Guarantee, including any reimbursements under this clause 2.13(f).

(g)    The Company and the Guarantors shall pay any present or future stamp, issue, registration, court or documentary taxes or any other excise, property or similar Taxes, charges or levies that arise in any Relevant Taxing Jurisdiction from the execution, delivery, enforcement or registration of the Notes, the Note Guarantees, this Indenture or any other document or instrument in relation thereof, or the receipt of any payments with respect to the Notes or any Note Guarantees and the Company and the Guarantors shall indemnify the Trustees and the Holders of Notes for any such amounts (including penalties, interest and other liabilities related thereto) paid by such Holders.

(h)    The obligations described under this heading will survive any termination, defeasance or discharge of the Indenture and any transfer by an applicable holder or beneficial owner of its Notes to another applicable holder, and will apply, mutatis mutandis, to any jurisdiction in which any successor to the Company is incorporated, engaged in business for tax purposes or resident for tax purposes, or any jurisdiction from or through which such successor makes any payment on the Notes or the Notes Guarantee and, in each case, any department or political subdivision thereof or therein.

Section 2.14    CUSIP and ISIN Numbers.

The Company in issuing the Notes may use CUSIP or ISIN numbers (if then generally in use) and if it does, the U.S. Trustee shall use CUSIP or ISIN numbers in notices of redemption or exchange or in Offers to Purchase as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of redemption or exchange or in Offers to Purchase and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption or exchange or Offer to Purchase shall not be affected by any defect in or omission of such numbers. The Company shall promptly notify the U.S. Trustee in writing of any change in the CUSIP or ISIN numbers.

Section 2.15    Computation of Interest.

(a)    Interest shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

(b)    For purposes of the Interest Act (Canada), whenever any interest or fee under the Notes or this Indenture is calculated using a rate based on a number of days less than a full year, such rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate, (y) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends, and (z) divided by the number of days based on which such rate is calculated. The principle of deemed reinvestment of interest does not apply to any interest calculation under the Notes or this Indenture. The rates of interest stipulated in the Notes and this Indenture are intended to be nominal rates and not effective rates or yields.

(c)    Notwithstanding anything to the contrary herein, the Trustees shall not have any duty or obligation to calculate any interest, defaulted interest or premium on or with respect to the Notes.

ARTICLE 3

REDEMPTION

Section 3.01    Notices to U.S. Trustee.

If the Company elects to redeem Notes pursuant to Section 3.07 or Section 3.09, it shall furnish to the U.S. Trustee, at least five Business Days before notice of redemption is required to be sent or caused to be sent to Holders pursuant to Section 3.03 (unless a shorter notice shall be agreed to by the U.S. Trustee in writing) but not more than 65 days before a redemption date, an Officer’s Certificate setting forth (1) the paragraph or subparagraph of such Article or Section of this Indenture pursuant to which the redemption shall occur, (2) the redemption date, (3) the principal amount of the Notes to be redeemed and (4) the redemption price, if then ascertainable.

Section 3.02    Selection of Notes to Be Redeemed or Purchased.

(a)    If less than all of the Notes are to be redeemed pursuant to Section 3.07 or purchased in an Asset Disposition Offer at any time, the U.S. Trustee shall select the Notes to be redeemed or purchased (1) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed, (2) if the Notes are not so listed but are in global form, then by lot or otherwise in accordance with the procedures of DTC or the applicable Depositary or (3) if the Notes are not so listed and are not in global form, then on a pro rata basis, by lot or by such other method as the U.S. Trustee in its sole discretion shall deem fair and appropriate. In the event of partial redemption or purchase by lot, the particular Notes to be redeemed or purchased shall be selected, unless otherwise provided herein, not less than 30 nor more than 60 days prior to the redemption date by the U.S. Trustee from the then outstanding Notes not previously called for redemption or purchase.

(b)    The U.S. Trustee shall promptly notify the Company in writing of the Notes selected for redemption or purchase. Notes and portions of Notes selected shall be in amounts of $2,000 and integral multiples of $1,000 in excess thereof; except that if all of the Notes of a Holder are to be redeemed or purchased, the entire outstanding amount of Notes held by such Holder, even if not $2,000 or a multiple of $1,000 in excess thereof, shall be redeemed or purchased. No Notes of $2,000 or less shall be redeemed in part. Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption or purchase also apply to portions of Notes called for redemption or purchase.

Section 3.03    Notice of Redemption.

(a)    Subject to Section 3.10 and, except in connection with Article 11, the Company shall send, or cause to be sent (in the case of Notes held in book-entry form, by electronic transmission) notices of redemption of Notes at least 30 days but not more than 60 days before the redemption date to each Holder whose Notes are to be redeemed (with a copy to the U.S. Trustee) pursuant to this Article 3 at such Holder’s registered address or otherwise in accordance with the procedures of the Depositary.

(b)    The notice shall identify the Notes to be redeemed (including CUSIP and ISIN number, if applicable) and shall state:

(1)    the redemption date;

(2)    the redemption price, including the portion thereof representing any accrued and unpaid interest; provided that in connection with a redemption under

Section 3.07(a), the notice need not set forth the redemption price but only the manner of calculation thereof;

(3)    if any Note is to be redeemed in part only, the portion of the principal amount of that Note that is to be redeemed;

(4)    the name and address of the Paying Agent and the U.S. Trustee;

(5)    that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(6)    that, unless the Company defaults in making such redemption payment or the Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture, interest on Notes called for redemption ceases to accrue on and after the redemption date;

(7)    the paragraph or subparagraph of the Notes or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed;

(8)    that no representation is made as to the correctness or accuracy of the CUSIP or ISIN number, if any, listed in such notice or printed on the Notes; and

(9)    if applicable, any condition to such redemption.

(c)    At the Company’s request, the U.S. Trustee shall give the notice of redemption in the Company’s name and at the Company’s expense; provided that the Company shall have delivered to the U.S. Trustee, at least five Business Days before notice of redemption is required to be sent or caused to be sent to Holders pursuant to this Section 3.03 (unless a shorter notice shall be agreed to by the U.S. Trustee in writing), an Officer’s Certificate requesting that the U.S. Trustee give such notice and attaching a form of the notice which shall contain the information to be stated in such notice as provided in Section 3.03(b).

Section 3.04    Effect of Notice of Redemption.

Once notice of redemption is sent in accordance with Section 3.03, Notes called for redemption become irrevocably due and payable on the redemption date (subject to the satisfaction of any condition specified in the notice of redemption) at the redemption price. The notice, if sent in a manner herein provided, shall be conclusively presumed to have been given, whether or not the Holder receives such notice. In any case, failure to give such notice or any defect in the notice to the Holder of any Note designated for redemption in whole or in part shall not affect the validity of the proceedings for the redemption of any other Note. Subject to Section 3.05, on and after the redemption date, interest ceases to accrue on Notes or portions of Notes called for redemption.

Section 3.05    Deposit of Redemption or Purchase Price.

(a)    By no later than 11:00 a.m. (New York City time) on the redemption or purchase date, the Company shall deposit with the U.S. Trustee or with the Paying Agent money sufficient to pay the redemption or purchase price of and accrued and unpaid interest on all Notes to be redeemed or purchased on that date. The U.S. Trustee or the Paying Agent, as applicable, shall promptly distribute to each Holder whose Notes are to be redeemed or repurchased the applicable redemption or purchase price thereof and accrued and unpaid interest thereon. The U.S. Trustee or the Paying Agent, as applicable, shall promptly return to the Company any money deposited with the U.S. Trustee or the Paying Agent by the Company in excess of the amounts necessary to pay the redemption or purchase price of, and accrued and unpaid interest on, all Notes to be redeemed or purchased.

(b)    If the Company complies with the provisions of Section 3.05(a), on and after the redemption or purchase date, interest shall cease to accrue on the Notes or the portions of Notes called for redemption or purchase. If a Note is redeemed or purchased on or after a Record Date but on or prior to the related Interest Payment Date, then any accrued and unpaid interest to the redemption or purchase date shall be paid to the Person in whose name such Note was registered at the close of business on such Record Date, and no additional interest shall be payable to Holders whose Notes shall be subject to redemption by the Company. If any Note called for redemption or purchase shall not be so paid upon surrender for redemption or purchase because of the failure of the Company to comply with Section 3.05(a), interest shall be paid on the unpaid principal, from the redemption or purchase date until such principal is paid.

Section 3.06    Notes Redeemed or Purchased in Part.

Upon surrender of a Note that is redeemed or purchased in part, the Company shall issue and, upon receipt of an Authentication Order, the U.S. Trustee shall promptly authenticate and mail to the Holder (or cause to be transferred by book entry) at the expense of the Company a new Note equal in principal amount to the unredeemed or unpurchased portion of the Note surrendered representing the same Indebtedness to the extent not redeemed or purchased; provided that each new Note shall be in a principal amount of $2,000 and integral multiples of $1,000 in excess thereof. It is understood that, notwithstanding anything in this Indenture to the contrary, only an Authentication Order and not an Opinion of Counsel or Officer’s Certificate is required for the U.S. Trustee to authenticate such new Note.

Section 3.07    Optional Redemption.

(a)    At any time prior to April 15, 2020, the Company may redeem the Notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice mailed to each Holder or otherwise in accordance with the procedures of the Depositary at a redemption price equal to 100% of the aggregate principal amount of the Notes plus the Applicable Premium, plus accrued and unpaid interest, if any, to (but excluding) the redemption date (subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date falling on or prior to such redemption date). Promptly after the determination thereof, the Company shall give notice to the U.S. Trustee of the redemption price in connection with a redemption under this Section 3.07(a), and the U.S. Trustee shall not be responsible for such calculation.

(b)    Prior to April 15, 2020, the Company may on any one or more occasions redeem up to 40% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes) with the Net Cash Proceeds of one or more Equity Offerings at a redemption price equal to 107.000% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to (but excluding) the applicable redemption date (subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date falling on or prior to such redemption date); provided that (1) at least 50% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes) remains outstanding after each such redemption; and (2) such redemption occurs within 120 days after the closing of such Equity Offering.

(c)    In the event that Holders of not less than 90% of the aggregate principal amount of the outstanding Notes accept a Change of Control Offer, and the Company purchases all of the Notes held by such Holders, within 90 days of such purchase, the Company shall have the right, upon not less than 30 days’ nor more than 60 days’ prior notice, to redeem all of the Notes that remain outstanding following such purchase at a redemption price equal to the Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest on the Notes to (but excluding) the date of redemption (subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date that is on or prior to the redemption date).

(d)    On and after April 15, 2020, the Company may redeem the Notes, in whole or in part, on one or more occasions, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as a percentage of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest on the Notes, if any, to (but excluding) the applicable date of redemption (subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date falling on or prior to such redemption date), if redeemed during the 12-month period beginning on April 15 of each of the years indicated below:

Year	Percentage
2020	105.250%
2021	103.500%
2022	101.750%
2023 and thereafter	100.000%

(e)    Any redemption pursuant to this Section 3.07 shall be made pursuant to the provisions of Sections 3.01 through 3.06.

(f)    Any redemption notice in connection with this Section 3.07 may, at the Company’s discretion, be subject to one or more conditions precedent, including completion of an Equity Offering or other corporate transaction.

Section 3.08    Mandatory Redemption; Open Market Purchases.

The Company will not be required to make mandatory redemption or sinking fund payments with respect to the Notes. The Company, any Subsidiary or their respective Affiliates may acquire Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws and regulations, so long as such acquisition does not otherwise violate the terms of this Indenture.

Section 3.09    Tax Redemption.

(a)    If the Company becomes, or will become, obligated to pay, on the next date on which any amount may be payable with respect to the Notes, any Additional Amounts as a result of an actual change (or a change in legislation proposed by or on behalf of the Minister of Finance of Canada or any similar authority that, if enacted, will be effective prior to the enactment date) in, or amendment to, the laws or regulations of any Relevant Taxing Jurisdiction or a change in any official position or the introduction of an official position regarding the application or interpretation thereof (including a holding by a court of competent jurisdiction) (a “Change in Tax Law”), which is publicly announced or becomes effective on or after the Issue Date (or, if the applicable Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction on a date after the Issue Date, after such later date), then the Company may, at its option, redeem the Notes then outstanding, in whole but not in part, upon not less than 30 nor more than 60 days’ notice (such notice to be provided not more than 90 days before the next date on which it would be obligated to pay Additional Amounts), at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to (but excluding) the redemption date (subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date that is on or prior to such redemption date). Notice of the Company’s intent to redeem the Notes pursuant to this Section 3.09 shall not be effective until such time as it delivers to the Trustees (i) an Officer’s Certificate stating that the Company is or will become obligated to pay Additional Amounts because of a Change in Tax Law and (ii) an opinion of independent tax counsel to the effect that there has been such Change in Tax Law which would entitle the Company to redeem the Notes.

(b)    Any redemption pursuant to this Section 3.09 shall be made pursuant to the provisions of Sections 3.01, 3.03, 3.04 and 3.05; provided that a notice to redeem the Notes pursuant to this Section 3.09 shall not be given earlier than 90 days prior to the earliest date on which the Company would be obligated to pay Additional Amounts in respect of the Notes.

Section 3.10    Offers to Repurchase by Application of Excess Proceeds.

(a)    In the event that, pursuant to Section 4.10, the Company is required or opts to commence an Asset Disposition Offer, the Company will follow the procedures specified below.

(b)    The Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the “Asset Disposition Offer Period”). No later than five Business Days after the termination of the Asset Disposition Offer Period (the “Asset Disposition Purchase Date”), the Company will apply all Excess Proceeds to the purchase of the aggregate principal amount of Notes and, if applicable, Pari Passu Indebtedness (on a pro rata basis, if applicable) required to be purchased pursuant to Section 4.10 (the “Asset Disposition Offer Amount”), or if less than the Asset Disposition Offer Amount of Notes (and, if applicable, Pari Passu Indebtedness) has been so validly tendered and not validly withdrawn, all Notes and Pari Passu Indebtedness validly tendered and not validly withdrawn in response to the Asset Disposition Offer.

(c)    Upon the commencement of an Asset Disposition Offer, the Company shall send a notice (or, in the case of Global Notes, otherwise communicate in accordance with the procedures of the Depositary) to each of the Holders, with a copy to the U.S. Trustee. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Asset Disposition Offer. The Asset Disposition Offer shall be made to all Holders and, to the extent required by the terms of the outstanding Pari Passu Indebtedness, all holders of such Pari Passu Indebtedness. The notice, which shall govern the terms of the Asset Disposition Offer, shall state:

(1)    that the Asset Disposition Offer is being made pursuant to this Section 3.10 and Section 4.10 and the length of time the Asset Disposition Offer shall remain open;

(2)    the Asset Disposition Offer Amount, the purchase price, including the portion thereof representing any accrued and unpaid interest, and the Asset Disposition Purchase Date;

(3)    that any Note not properly tendered or accepted for payment shall continue to accrue interest;

(4)    that, unless the Company defaults in making such payment, any Note accepted for payment pursuant to the Asset Disposition Offer will cease to accrue interest on and after the Asset Disposition Purchase Date;

(5)    that Holders electing to have a Note purchased pursuant to an Asset Disposition Offer may elect to have Notes purchased in integral multiples of $1,000 only;

(6)    that Holders electing to have a Note purchased pursuant to an Asset Disposition Offer shall be required to (i) surrender such Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Note completed, or (ii) transfer such Note by book-entry transfer, in either case, to the Company, the Depositary, if applicable, or the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Asset Disposition Purchase Date;

(7)    that Holders shall be entitled to withdraw their tendered Notes and their election to require the Company to purchase such Notes if the Company, the Depositary or the Paying Agent, as the case may be, receives at the address specified in the notice, not later than the expiration of the Asset Disposition Offer Period, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Notes the Holder tendered for purchase and a statement that such Holder is withdrawing its tendered Notes and its election to have such Note purchased;

(8)    that, if the aggregate principal amount of Notes and Pari Passu Indebtedness surrendered by the holders thereof exceeds the Asset Disposition Offer

Amount, then the Notes to be repurchased shall be selected in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed but are in global form, then by lot or otherwise in accordance with the procedures of DTC or, if the Notes are not listed and not in global form on a pro rata basis, by lot or by such other method as the U.S. Trustee in its sole discretion shall deem to be fair and appropriate, and the Company shall select Pari Passu Indebtedness to be purchased on a pro rata basis on the basis of the aggregate accreted value or principal amount of tendered Notes and Pari Passu Indebtedness, although no Note having a principal amount of $2,000 shall be purchased in part; and

(9)    that Holders whose Notes were purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer) representing the same Indebtedness to the extent not repurchased.

The notice, if sent in a manner herein provided, shall be conclusively presumed to have been given, whether or not the Holder receives such notice. If (A) the notice is sent in a manner herein provided and (B) any Holder fails to receive such notice or a Holder receives such notice but it is defective, such Holder’s failure to receive such notice or such defect shall not affect the validity of the proceedings for the purchase of the Notes as to all other Holders that properly received such notice without defect.

(d)    On or before the Asset Disposition Purchase Date, the Company shall, to the extent lawful, accept for payment, by lot or on a pro rata basis, as applicable, the Asset Disposition Offer Amount of Notes and Pari Passu Indebtedness or portions thereof validly tendered and not validly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not validly withdrawn, all Notes and Pari Passu Indebtedness so tendered and not withdrawn, in the case of the Notes in integral multiples of $1,000; provided that if, following repurchase of a portion of a Note, the remaining principal amount of such Note outstanding immediately after such repurchase would be less than $2,000, then the portion of such Note so repurchased shall be reduced so that the remaining principal amount of such Note outstanding immediately after such repurchase is $2,000. The Company will deliver, or cause to be delivered, to the U.S. Trustee the Notes so accepted and an Officer’s Certificate stating the aggregate principal amount of Notes or portions thereof so accepted and that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of Section 4.10. In addition, the Company will deliver all certificates and notes required, if any, by the agreements governing the Pari Passu Indebtedness. The Paying Agent or the Company, as the case may be, shall promptly, but in no event later than five Business Days after termination of the Asset Disposition Offer Period, mail or deliver to each tendering Holder or holder or lender of Pari Passu Indebtedness, as the case may be, an amount equal to the purchase price of the Notes or Pari Passu Indebtedness so validly tendered and not properly withdrawn, and accepted by the Company for purchase, and, if less than all of the Notes tendered are purchased pursuant to the Asset Disposition Offer, the Company shall promptly issue a new Note, and the U.S. Trustee, upon delivery of an Authentication Order from the Company, will authenticate and mail or deliver (or cause to be transferred by book-entry) such new Note to such Holder (it being understood that, notwithstanding anything in this Indenture to the contrary, no Opinion of Counsel or Officer’s Certificate will be required for the U.S. Trustee to authenticate and mail or deliver such new Note) in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. In addition, the Company will take any and all other actions required by the agreements governing the Pari Passu Indebtedness. Any Note not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.

(e)    Other than as specifically provided in this Section 3.10 or Section 4.10, any purchase pursuant to this Section 3.10 shall be made pursuant to the applicable provisions of Sections 3.05 and 3.06.

ARTICLE 4

COVENANTS

Section 4.01    Payment of Notes.

(a)    The Company shall duly and punctually pay or cause to be paid the principal, premium, if any, and interest on the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, and interest shall be considered paid on the date due if the U.S. Trustee or the Paying Agent, as applicable, holds as of 11:00 a.m. (New York City time) on the due date money deposited by the Company in immediately available funds and designated for and sufficient to pay the principal, premium, if any, and interest then due; provided that if the Company or any of its Restricted Subsidiaries is acting as Paying Agent, it shall, on or before each due date, segregate and hold in a separate trust fund for the benefit of the Holders a sum of money sufficient to pay such amounts until paid to such Holders or otherwise disposed of as provided in this Indenture.

(b)    The Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, at the rate equal to the then applicable interest rate on the Notes to the extent lawful; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace period) at the same rate to the extent lawful.

Section 4.02    Maintenance of Office or Agency.

The Company shall maintain an office or agency (which may be an office of either of the Trustees or an affiliate of either of the Trustees, Registrar or co-registrar) where Notes may be surrendered for registration of transfer or for exchange. The Company shall give prompt written notice to the Trustees of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustees with the address thereof, such presentations and surrenders may be made or served at the Corporate Trust Office of the U.S. Trustee.

The Company may also from time to time designate additional offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Company shall give prompt written notice to each of the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Company hereby designates the Corporate Trust Office of the U.S. Trustee as one such office or agency of the Company in accordance with Section 2.03.

Section 4.03    Reports and Other Information.

(a)    For so long as any Notes are outstanding, the Company will furnish without cost to each Holder and deliver to each of the Trustees:

(1)    on or prior to the later of (A) 90 days after the end of each fiscal year of the Company or (B) the date on which the Company is required to file (after giving effect to any available extension) such information pursuant to Canadian Securities Legislation, the annual “Management’s Discussion & Analysis” (“MD&A”) and audited financial statements in respect of such fiscal year that the Company would be required to file as a reporting issuer under Canadian Securities Legislation;

(2)    on or prior to the later of (A) 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Company or (B) the date on which the Company is required to file (after giving effect to any available extension) such information pursuant to Canadian Securities Legislation, the quarterly MD&A and unaudited quarterly financial statements in respect of the relevant interim period that the Company would be required to file as a reporting issuer under Canadian Securities Legislation; and

(3)    if the Company is a reporting issuer under Canadian Securities Legislation, on or prior to the later of the tenth Business Day following the events giving rise to the requirements for the Company to file a material change report pursuant to Canadian Securities Legislation, such material change report (other than any material change report that the Company is permitted to treat as a confidential material change report under Canadian Securities Legislation).

(b)    The Company shall use commercially reasonable efforts to (i) schedule and participate in quarterly conference calls to discuss its results of operations and (ii) provide S&P and Moody’s with information on a periodic basis as S&P or Moody’s, as the case may be, shall reasonably require in order to maintain public ratings of the Notes. With respect to the reports referred to in clauses (1), (2) and (3) of Section 4.03(a), the Company shall (A) file such reports electronically on the Canadian Securities Administrators’ SEDAR website (or any successor system); (B) file such reports electronically on the SEC’s Electronic Data Gathering, Analysis and Retrieval System (or any successor system); or (C) post such reports on a public website maintained by the Company which, in the case of (A), (B) or (C), shall satisfy the Company’s obligations to furnish such materials to the Holders and deliver such materials to the Trustees.

(c)    At any time that it is neither subject to Section 13 or 15(d) of the Exchange Act, nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, the Company will provide to any Holder, securities analysts and prospective investors upon request the information required to be delivered by Rule 144A(d)(4) under the Securities Act, so long as the Notes are not freely transferable under the Securities Act.

(d)    In the event that any Parent of the Company is or becomes a Guarantor of the Notes, the Company may satisfy its obligations under this Section 4.03 with respect to financial information relating to the Company by furnishing financial information relating to such Parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such Parent and any of its Subsidiaries other than the Company and its Subsidiaries, on the one hand, and the information relating to the Company, the Guarantors and the other Subsidiaries of the Company on a stand-alone basis, on the other hand.

(e)    Notwithstanding anything herein to the contrary, for the purpose of Section 6.01(a)(4), the Company will not be deemed to have failed to comply with any of its obligations under this Section 4.03 until 90 days after the date any report is due to be furnished to the Holders and delivered to the Trustees in accordance with this Section 4.03.

(f)    If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries and such Unrestricted Subsidiaries hold more than in the aggregate 10.0% of the Total Assets of the Company, then the annual and quarterly financial information required by clauses (1) and (2) of Section 4.03(a), will include a reasonably detailed presentation of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company in accordance with and to the extent required by IFRS.

(g)    To the extent any information is not provided as specified in this Section 4.03 and such information is subsequently provided, the Company will be deemed to have satisfied its obligations with respect thereto at such time, and any Default with respect thereto shall be deemed to have been cured.

(h)    Delivery of reports, information and documents to the Trustees is for informational purposes only and their respective receipt of such reports shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s, any Guarantor’s or any other Person’s compliance with any of its covenants under the Indenture or the Notes (as to which the Trustees are entitled to rely exclusively on the Officer’s Certificates delivered pursuant to Section 4.04).

(i)    Neither of the Trustees shall be obligated to monitor or confirm, on a continuing basis or otherwise, the Company’s, any Guarantor’s or any other Person’s compliance with the covenants described herein or with respect to any reports or other documents filed under this Indenture.

Section 4.04    Compliance Certificate.

(a)    The Company shall deliver to each of the Trustees, within 90 days after the end of each fiscal year ending after the Issue Date, an Officer’s Certificate stating that a review of the activities of the Company and its Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officer with a view to determining whether the Company and each Guarantor have kept, observed, performed and fulfilled their obligations under this Indenture, and further stating, as to such Officer signing such certificate, that to the best of his or her knowledge, based on such review, the Company and each Guarantor have kept, observed, performed and fulfilled its obligations under this Indenture and if a Default shall have occurred during the preceding fiscal year, describing all such Defaults of which he or she may have knowledge and what action the Company and each Guarantor are taking or propose to take with respect thereto.

(b)    When any Default has occurred and is continuing under this Indenture, the Company shall promptly (which shall be no more than 30 Business Days following the date on which the Company becomes aware of such Default) send to each of the Trustees an Officer’s Certificate specifying such event, its status and what action the Company is taking or proposes to take with respect thereto.

Section 4.05    Taxes.

The Company shall pay, and shall cause each of its Restricted Subsidiaries to pay, prior to delinquency, all material taxes, assessments and governmental levies except such as are contested in good faith and by appropriate negotiations or proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders.

Section 4.06    Stay, Extension and Usury Laws.

The Company and each Guarantor covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may prohibit or forgive the Company or any Guarantor from paying all or a portion of the principal, premium or interest on the Notes as contemplated herein; and the Company and each Guarantor (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustees, but shall suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07    Limitation on Restricted Payments.

(a)    The Company shall not, and shall not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1)    declare or pay any dividend or make any distribution (whether made in cash, securities or other property) on or in respect of its or any of its Restricted Subsidiaries’ Capital Stock (including any payment in connection with any merger, amalgamation, arrangement or consolidation involving the Company or any of its Restricted Subsidiaries) other than:

(A)    dividends or distributions payable solely in Capital Stock of the Company (other than Disqualified Stock); and

(B)    dividends or distributions by a Restricted Subsidiary of the Company, so long as, in the case of any dividend or distribution payable on or in respect of any Capital Stock issued by a Restricted Subsidiary of the Company that is not a Wholly Owned Subsidiary, the Company or any of its Restricted Subsidiaries holding such Capital Stock receives at least its pro rata share of such dividend or distribution;

(2)    purchase, redeem, retire or otherwise acquire for value, including in connection with any merger, amalgamation, arrangement or consolidation, any Capital Stock of the Company held by Persons other than the Company or any of its Restricted Subsidiaries (other than in exchange for Capital Stock of the Company (other than Disqualified Stock));

(3)    make any principal payment on, or purchase, repurchase, redeem, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment, scheduled sinking fund payment or scheduled maturity, any Subordinated Obligations or Guarantor Subordinated Obligations, other than:

(A)    Indebtedness of the Company owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any Restricted Subsidiary permitted under clause (5) of Section 4.09(b); or

(B)    the making of any principal payment on, or the purchase, repurchase, redemption, defeasance or other acquisition or retirement of, Subordinated Obligations or Guarantor Subordinated Obligations in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement; or

(4)    make any Restricted Investment;

(all such payments and other actions referred to in clauses (1) through (4) (other than any exception thereto) shall be referred to as a “Restricted Payment”), unless, at the time of and after giving effect to such Restricted Payment:

(A)    no Default shall have occurred and be continuing (or would result therefrom);

(B)    immediately after giving effect to such transaction on a pro forma basis, the Company could incur $1.00 of additional Indebtedness under Section 4.09(a); and

(C)    the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date (without duplication and excluding Restricted Payments made pursuant to clauses (1), (2), (3), (4), (5), (7), (8), (9), (10), (12), (13), (15) and (16) of Section 4.07(b)) would not exceed the sum of (without duplication):

(i)    50% of Consolidated Net Income for the period (treated as one accounting period) from January 1, 2017 to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which internal financial statements are available (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit); plus

(ii)    100% of the aggregate Net Cash Proceeds, and Fair Market Value of assets, received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date, other than Net Cash Proceeds, or Fair Market Value of assets received, by the Company from the issue or sale of such Capital Stock to a Restricted Subsidiary of the Company or to an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any of its Restricted Subsidiaries unless such loans have been repaid with cash on or prior to the date of determination; and

(iii)    the amount by which Indebtedness of the Company or any of its Restricted Subsidiaries is reduced on the Company’s consolidated balance sheet upon the conversion or exchange subsequent to the Issue Date of any Indebtedness of the Company or any of its Restricted Subsidiaries (other than any such Indebtedness held by a Restricted Subsidiary of the Company) convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the Fair Market Value of any other property, distributed by the Company upon such conversion or exchange); plus

(iv)    an amount equal to (excluding amounts already included in Consolidated Net Income):

(x)    100% of the amount received in cash and the Fair Market Value of marketable securities or other property received by means of repurchases or redemptions of Restricted Investments or Similar Business Investments in any Person by such Person, proceeds realized upon the sale of such Restricted Investment or Similar Business Investment to an unaffiliated purchaser, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to the Company or any of its Restricted Subsidiaries (other than for reimbursement of tax payments) and dividends received from

Unrestricted Subsidiaries, which amount in each case under this clause (x) was included in the calculation of the amount of Restricted Payments;

(y)    the Fair Market Value of the Investment in an Unrestricted Subsidiary that is being redesignated as a Restricted Subsidiary of the Company or the merger, amalgamation, arrangement or consolidation of an Unrestricted Subsidiary with and into the Company or any of its Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed the amount of Investments previously made by the Company or any of its Restricted Subsidiaries in such Unrestricted Subsidiary, which amount in each case under this clause (y) was included in the calculation of the amount of Restricted Payments; or

(z)    upon the release of any Guarantee that constituted a Restricted Investment when it was granted, the amount of the Restricted Investment made upon the granting of such Guarantee; less

(v)    any Investment that is a Similar Business Investment made pursuant to clause (14) of the definition of “Permitted Investment” in Section 1.01.

(b)    Section 4.07(a) shall not prohibit:

(1)    any Restricted Payment made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any of its Restricted Subsidiaries unless such loans have been repaid with cash on or prior to the date of determination); provided, however, that the Net Cash Proceeds from such sale of Capital Stock to the extent used for such Restricted Payment will be excluded from Section 4.07(a)(C)(ii);

(2)    any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations or Guarantor Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent issuance or sale of, Subordinated Obligations or Guarantor Subordinated Obligations, so long as such refinancing Subordinated Obligations or Guarantor Subordinated Obligations are permitted to be incurred pursuant to Section 4.09 and constitute Refinancing Indebtedness;

(3)    any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Preferred Stock or Disqualified Stock of the Company or any of its

Restricted Subsidiaries made by exchange for or out of the proceeds of the substantially concurrent issuance or sale of Preferred Stock or Disqualified Stock of the Company or a Restricted Subsidiary, as the case may be, so long as such refinancing Preferred Stock or Disqualified Stock is permitted to be incurred pursuant to Section 4.09 and constitutes Refinancing Indebtedness;

(4)    the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligation (A) at a purchase price not greater than 101% of the principal amount of such Subordinated Obligation in the event of a Change of Control in accordance with provisions similar to Section 4.14 or (B) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to Section 4.10; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Company has made the Change of Control Offer or Asset Disposition Offer, as applicable, as provided in such covenant with respect to the Notes and has completed the repurchase or redemption of all Notes validly tendered for payment in connection with such Change of Control Offer or Asset Disposition Offer;

(5)    [Reserved];

(6)    (a) dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this Section 4.07 and (b) the redemption of Subordinated Obligations or Guarantor Subordinated Obligations within 60 days after the date on which notice of such redemption was given, if on the date of the giving of such notice of redemption, such redemption would have complied with this Section 4.07;

(7)    the purchase, redemption or other acquisition, cancellation or retirement for value of Capital Stock or equity appreciation rights of the Company held by any existing or former employees or directors of the Company or any Subsidiary of the Company or their assigns, estates or heirs, in each case upon death, disability, retirement, severance or termination of employment or in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate employees or directors approved by the Board of Directors; provided that such Capital Stock or equity appreciation rights were received for services related to, or for the benefit of, the Company and its Restricted Subsidiaries; and provided, further, that such redemptions or repurchases pursuant to this clause (7) will not exceed $10.0 million in the aggregate during any calendar year (with any unused amounts in any calendar year being carried over to the immediately succeeding calendar year, not to exceed $20.0 million in any calendar year), although such amount in any calendar year may be increased by an amount not to exceed:

(A)    the Net Cash Proceeds from the sale of Capital Stock (other than Disqualified Stock) of the Company to existing or former employees or directors of the Company or any of its Subsidiaries that occurs after the Issue Date, to the extent the Net Cash Proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments (provided that the

Net Cash Proceeds from such sales or contributions shall be excluded from Section 4.07(a)(C)(ii); plus

(B)    the cash proceeds of key man life insurance policies received by the Company or its Restricted Subsidiaries after the Issue Date; less

(C)    the amount of any Restricted Payments previously made with the Net Cash Proceeds described in clauses (A) and (B) of this clause (7);

(8)    the declaration and payment of dividends to holders of any class or series of Disqualified Stock or Preferred Stock issued in accordance with the terms of this Indenture to the extent such dividends are included in the definition of “Consolidated Interest Expense”;

(9)    the declaration and payment of quarterly dividends on the Company’s Common Stock; provided that (a) the total amount of dividends declared pursuant to this clause (9) does not exceed $50.0 million in the aggregate in the fiscal year in which such dividend is declared (with any unused amounts in any fiscal year being carried over to the immediately succeeding fiscal year, not to exceed $100.0 million in any fiscal year) and (b) no Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(10)    repurchases of Capital Stock deemed to occur upon the exercise of stock options, warrants, other rights to purchase Capital Stock or other convertible securities or similar securities if such Capital Stock represents a portion of the exercise price thereof (or withholding of Capital Stock to pay related withholding taxes with regard to the exercise of such stock options or the vesting of any such restricted stock, restricted stock units, deferred stock units or any similar securities);

(11)    payments in lieu of the issuance of fractional shares of Capital Stock in connection with any transaction otherwise permitted under the Indenture;

(12)    payments or distributions to holders of the Capital Stock of the Company or any of its Restricted Subsidiaries pursuant to appraisal or dissenter rights required under applicable law or pursuant to a court order in connection with any merger, amalgamation, arrangement, consolidation or sale, assignment, conveyance, transfer, lease or other disposition of assets;

(13)    the declaration and payment of any dividend with respect to Capital Stock by a Restricted Subsidiary of the Company that is not a Wholly Owned Subsidiary to the holders of such Capital Stock on a pro rata basis;

(14)    payments or distributions (and the declaration of any dividend pursuant to which any such payment or distribution is to be made) of Capital Stock, Indebtedness or assets of an Unrestricted Subsidiary in an aggregate amount, when taken together with all other Restricted Payments made pursuant to this clause (14), not to exceed $500.0 million;

(15)    other Restricted Payments in an aggregate amount, when taken together with all other Restricted Payments made pursuant to this clause (15) (as reduced by the Fair Market Value returned from any such Restricted Payments that constituted Restricted Investments) not to exceed $100.0 million; and

(16)    in addition to the Restricted Payments permitted by the preceding clauses (1) through (15), other Restricted Payments so long as at the time of and after giving effect to the making of such Restricted Payment and the consummation of all other related transactions, the Leverage Ratio would not exceed 1.00:1.00;

provided, however, that at the time of and after giving effect to, any Restricted Payment permitted under clauses (7), (8), (15) and (16) of this Section 4.07(b) above, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

(c)    The amount of all Restricted Payments (other than cash) shall be the Fair Market Value on the date of such Restricted Payment of the assets or securities proposed to be transferred or issued by the Company or any of its Restricted Subsidiaries, as the case may be, pursuant to such Restricted Payment. The amount of all Restricted Payments paid in cash shall be its face amount. For purposes of determining compliance with any U.S. dollar-denominated restriction on Restricted Payments, the U.S. dollar-equivalent of a Restricted Payment denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date the Company or the Restricted Subsidiary, as the case may be, first commits to such Restricted Payment.

(d)    For purposes of designating any Restricted Subsidiary of the Company as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated shall be deemed to be Investments in an amount determined as set forth in the definition of “Investment.” Such designation shall be permitted only if an Investment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries shall not be subject to any of the restrictive covenants set forth in this Indenture.

Section 4.08    Limitation on Restrictions on Distribution From Restricted Subsidiaries.

(a)    The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary of the Company to:

(1)    pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness or other obligations owed to the Company or any of its Restricted Subsidiaries (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock, and the subordination of loans or advances made to the Company or any of its Restricted Subsidiaries to other Indebtedness incurred by the Company or any of its Restricted Subsidiaries shall not be deemed a restriction on the ability to pay any Indebtedness or other obligation);

(2)    make any loans or advances to the Company or any of its Restricted Subsidiaries (it being understood that the subordination of loans or advances made to the Company or any of its Restricted Subsidiaries to other Indebtedness incurred by the Company or any of its Restricted Subsidiaries shall not be deemed a restriction on the ability to make loans or advances); or

(3)    sell, lease or transfer any of its property or assets to the Company or any of its Restricted Subsidiaries (it being understood that such transfers shall not include any type of transfer described in clause (1) or (2) above).

(b)    The preceding provisions shall not prohibit encumbrances or restrictions existing under or by reason of:

(1)    this Indenture, the Notes and the Note Guarantees;

(2)    any agreement or instrument existing on the Issue Date (except for this Indenture, the Notes or the Note Guarantees);

(3)    (A) any agreement or other instrument of a Person acquired by the Company or any of its Restricted Subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof) or (B) any agreement or other instrument with respect to a Restricted Subsidiary of the Company that was previously an Unrestricted Subsidiary pursuant to or by reason of an agreement that such Subsidiary is a party to or entered into before the date on which such Subsidiary became a Restricted Subsidiary of the Company (but not created in contemplation thereof), in the case of (A) and (B) above, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired or so designated or deemed, as applicable (including after-acquired property);

(4)    any amendment, restatement, modification, renewal, supplement, refunding, replacement or refinancing of an agreement or instrument referred to in clauses (1), (2) or (3) of this Section 4.08(b); provided, however, that such amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are, in the good faith judgment of Senior Management, not materially more restrictive, when taken as a whole, than the encumbrances and restrictions contained in the agreements referred to in clauses (1), (2) or (3) of this Section 4.08(b) on the Issue Date, the acquisition date or the date such Restricted Subsidiary became a Restricted Subsidiary of the Company or was merged into a Restricted Subsidiary of the Company, whichever is applicable;

(5)    (A) customary non-assignment or subletting provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder and (B) security agreements or mortgages securing

Indebtedness of a Restricted Subsidiary of the Company to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages;

(6)    in the case of clause (3) of Section 4.08(a), Liens permitted to be incurred under Section 4.12 that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(7)    purchase money obligations and Capitalized Lease Obligations permitted under this Indenture, in each case, that impose encumbrances or restrictions of the nature described in clause (3) of Section 4.08(a) on the property so acquired;

(8)    contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Company pursuant to an agreement that has been entered into for the sale or disposition of all or a portion of the Capital Stock or assets of such Subsidiary;

(9)    restrictions on cash or other deposits or net worth imposed by customers, suppliers or landlords under contracts entered into in the ordinary course of business;

(10)    any customary provisions in joint venture, partnership and limited liability company agreements relating to joint ventures that are not Restricted Subsidiaries of the Company and other similar agreements entered into in the ordinary course of business;

(11)    any customary provisions (including non-assignment and non-transfer provisions) in leases, subleases or licenses (including licenses of intellectual property) and other agreements entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(12)    encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation, order or permit;

(13)    (A) other Indebtedness incurred or Preferred Stock issued by a Guarantor in accordance with Section 4.09 that, in the good faith judgment of Senior Management, are not materially more restrictive, taken as a whole, than those applicable to the Company in this Indenture on the Issue Date (which results in encumbrances or restrictions at a Restricted Subsidiary of the Company level comparable to those applicable to the Company in the Indenture) or (B) other Indebtedness incurred or Preferred Stock issued by a Non-Guarantor, in each case permitted to be incurred subsequent to the Issue Date pursuant to Section 4.09; provided that with respect to clause (B), such encumbrances or restrictions shall not materially affect the Company’s ability to make anticipated principal and interest payments on the Notes (in the good faith judgment of Senior Management);

(14)    any agreement with a governmental entity providing for developmental financing;

(15)    agreements relating to Hedging Obligations permitted under clause (7) of Section 4.09(b); and

(16)    reciprocal easements entered into in the ordinary course of business.

Section 4.09    Limitation on Indebtedness.

(a)    The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness); provided, however, that the Company and its Restricted Subsidiaries may incur Indebtedness if on the date thereof and after giving effect thereto on a pro forma basis, the Consolidated Coverage Ratio for the Company and its Restricted Subsidiaries is at least 2.00 to 1.00.

(b)    Section 4.09(a) shall not prohibit the incurrence of the following Indebtedness:

(1)    Indebtedness of the Company or any Restricted Subsidiary incurred under a Debt Facility and the issuance and creation of letters of credit, bankers’ acceptances, performance or surety bonds and other similar instruments thereunder (with any such undrawn instruments and reimbursement obligations relating to any payables that are satisfied within 30 days being deemed not to be Indebtedness, and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) in an aggregate amount not to exceed the greater of (i) $500.0 million and (ii) 14.75% of Total Assets, less the aggregate principal amount of all principal repayments with the proceeds from Asset Dispositions made pursuant to Section 4.10(b)(1);

(2)    Indebtedness represented by the Notes (including any Note Guarantee) (other than any Additional Notes);

(3)    Indebtedness of the Company and any of its Restricted Subsidiaries in existence on the Issue Date (other than Indebtedness described in clauses (1), (2), (4), (5), (7), (9), (10) and (11) of this Section 4.09(b));

(4)    Guarantees by (a) the Company or Guarantors of Indebtedness permitted to be incurred by the Company or a Guarantor in accordance with the provisions of this Indenture; provided that in the event such Indebtedness that is being Guaranteed is a Subordinated Obligation or a Guarantor Subordinated Obligation, then the related Guarantee shall be subordinated in right of payment to the Notes or the Note Guarantee, as the case may be, and (b) Non-Guarantors of Indebtedness incurred by Non-Guarantors in accordance with the provisions of this Indenture;

(5)    Indebtedness of the Company owing to and held by any of its Restricted Subsidiaries or Indebtedness of a Restricted Subsidiary of the Company owing to and held by the Company or any other Restricted Subsidiary of the Company; provided, however, that:

(A)    if the Company is the obligor on Indebtedness owing to a Non-Guarantor, such Indebtedness is expressly subordinated in right of payment to all Obligations with respect to the Notes;

(B)    if a Guarantor is the obligor on such Indebtedness and a Non-Guarantor is the obligee, such Indebtedness is expressly subordinated in right of payment to the Note Guarantee of such Guarantor; and

(C)    (i) any subsequent issuance or transfer (other than Permitted Liens until the assets subject thereto have been foreclosed upon) of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Company or any of its Restricted Subsidiaries; and (ii) any sale or other transfer (other than Permitted Liens until the assets subject thereto have been foreclosed upon) of any such Indebtedness to a Person other than the Company or any of its Restricted Subsidiaries, shall be deemed, in each case under this clause (5)(c), to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be;

(6) Indebtedness of (x) any Person incurred and outstanding on the date on which such Person became a Restricted Subsidiary of the Company or was acquired by, or merged into or amalgamated, arranged or consolidated with, the Company or any of its Restricted Subsidiaries or (y) such Persons or the Company or any of its Restricted Subsidiaries incurred (A) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary of the Company or was otherwise acquired by, or merged into or amalgamated, arranged or consolidated with the Company or any of its Restricted Subsidiaries or (B) otherwise in connection with, or in contemplation of, such acquisition, merger, amalgamation, arrangement or consolidation (i) in an aggregate principal amount under this clause (6)(i) at any one time outstanding (together with any Refinancing Indebtedness thereof) not to exceed $100.0 million and (ii) in addition to Indebtedness permitted under clause (6)(i), in each case set forth in clause (x) or (y), to the extent that at the time such Person is acquired, merged, amalgamated, arranged or consolidated or such Indebtedness was incurred, either:

(A) the Company would have been able to incur $1.00 of additional Indebtedness pursuant to Section 4.09(a) after giving effect to such transaction or series of related transactions and the incurrence of such Indebtedness pursuant to this clause (6); or

(B) the Consolidated Coverage Ratio of the Company and its Restricted Subsidiaries would have been equal to or higher than such ratio immediately prior to such acquisition, merger, amalgamation, arrangement or consolidation, after giving effect to such transaction or series of related transactions and the incurrence of such Indebtedness pursuant to this clause (6);

(7)    Indebtedness under Hedging Obligations that are not incurred for speculative purposes (including the Hedging Obligations to the lenders and their respective Affiliates under the Senior Credit Facility outstanding on the Issue Date);

(8)    Indebtedness (including Capitalized Lease Obligations) of the Company or any of its Restricted Subsidiaries incurred to finance the purchase, design, lease, construction repair, replacement or improvement of any property (real or personal), plant or equipment used or to be used in a Similar Business through the direct or indirect purchase of such property, plant or equipment, and any Indebtedness of the Company or any of its Restricted Subsidiaries that serves to refund or refinance any Indebtedness incurred pursuant to this clause (8), in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness incurred pursuant to this clause (8) then outstanding, shall not exceed the greater of (A) $250.0 million and (B) 7.25% of Total Assets, at any time outstanding;

(9)    Indebtedness incurred by the Company or any of its Restricted Subsidiaries in respect of (A) workers’ compensation claims, health, disability or other employee benefits; (B) self-insurance obligations or property, casualty, liability or other insurance; and (C) statutory, appeal, completion, export, import, customs, revenue, performance, bid, surety, reclamation, remediation and similar bonds and completion Guarantees (not for borrowed money) provided in the ordinary course of business;

(10)    Indebtedness arising from agreements of the Company or any of its Restricted Subsidiaries providing for indemnification, adjustment of purchase price, earn-out or similar obligations, in each case, incurred or assumed in connection with the disposition of any business or assets of the Company or any business, assets or Capital Stock of any of its Restricted Subsidiaries, other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Capital Stock for the purpose of financing such acquisition; provided that:

(A)    the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds, including non-cash proceeds (the Fair Market Value of such non-cash proceeds being measured at the time received and without giving effect to subsequent changes in value) actually received by the Company and its Restricted Subsidiaries in connection with such disposition; and

(B)    such Indebtedness is not reflected as indebtedness on the balance sheet of the Company or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (10));

(11)    Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of incurrence;

(12)    Indebtedness in the form of letters of credit, and reimbursement obligations relating to letters of credit that are satisfied within 30 days of being drawn;

(13)    the incurrence or issuance by the Company or any of its Restricted Subsidiaries of Refinancing Indebtedness that serves (or will serve) to extend, renew, replace, defease, discharge, retire for value, refund or refinance any Indebtedness incurred as permitted under Section 4.09(a) and clauses (2), (3), (6), (19) and (20) of this Section 4.09(b), or any Indebtedness issued to so extend, renew, replace, defease, discharge, retire for value, refund or refinance such Indebtedness, including additional Indebtedness incurred to pay premiums (including reasonable, as determined in good faith by Senior Management, tender premiums), defeasance costs, accrued interest and fees and expenses in connection therewith;

(14)    Indebtedness of the Company or any of its Restricted Subsidiaries consisting of the financing of insurance premiums incurred in the ordinary course of business;

(15)    Indebtedness of the Company or any of its Restricted Subsidiaries consisting of take-or-pay obligations contained in supply arrangements incurred in the ordinary course of business;

(16)    Non-Recourse Debt;

(17)    Indebtedness of the Company, to the extent the net proceeds thereof are promptly (A) used to purchase Notes tendered in connection with a Change of Control Offer or (B) deposited to defease the Notes pursuant to Article 8 or to satisfy and discharge the Notes pursuant to Article 11;

(18)    Indebtedness of the Company or any of its Restricted Subsidiaries in respect of Cash Management Agreements entered into in the ordinary course of business;

(19)    Indebtedness of the Company or any of its Restricted Subsidiaries with respect to Guarantees of Indebtedness of joint ventures, or Indebtedness of any joint venture of which the Company or any of its Restricted Subsidiaries is a general partner, in an aggregate principal amount under this clause (19) at any one time outstanding not to exceed the greater of (A) $200.0 million and (B) 5.75% of Total Assets;

(20)    Indebtedness incurred in connection with any Sale/Leaseback Transaction; and

(21)    in addition to the items referred to in clauses (1) through (20) above, Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount under this clause (21) at any one time outstanding not to exceed the greater of (A) $250.0 million and (B) 7.25% of Total Assets.

Notwithstanding any other provision of Section 4.09, the maximum amount of Indebtedness that may be incurred under Section 4.09(a) and Section 4.09(b)(1) by the

Company’s Restricted Subsidiaries that are not Guarantors may not exceed, in the aggregate, $100.0 million at any one time outstanding.

(c)    For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness incurred pursuant to and in compliance with, this Section 4.09:

(1)    in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in Section 4.09(b) or can be incurred pursuant to Section 4.09(a), the Company, in its sole discretion, shall classify such item of Indebtedness on the date of incurrence and may later classify such item of Indebtedness in any manner that complies with Section 4.09(a) or Section 4.09(b) and only be required to include the amount and type of such Indebtedness under Section 4.09(a) or any of the clauses under Section 4.09(b) provided that all Indebtedness outstanding under the Senior Credit Facility on the Issue Date will be treated as incurred on the Issue Date under Section 4.09(b)(1);

(2)    Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(3)    if obligations in respect of letters of credit are incurred pursuant to a Debt Facility and are being treated as incurred pursuant to clause (1) of Section 4.09(b) and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;

(4)    the principal amount associated with any Disqualified Stock of the Company or any of its Restricted Subsidiaries, or Preferred Stock of a Non-Guarantor, shall be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(5)    Indebtedness permitted by this Section 4.09 need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this Section 4.09 permitting such Indebtedness;

(6)    the principal amount of any Indebtedness outstanding in connection with a securitization transaction or series of securitization transactions is the amount of obligations outstanding under the legal documents entered into as part of such transaction that would be characterized as principal if such transaction were structured as a secured lending transaction rather than as a purchase relating to such transaction; and

(7)    the amount of Indebtedness issued at a price that is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in accordance with IFRS.

(d)    Accrual of interest, accrual of dividends, the accretion of accreted value, the amortization of debt discount, the payment of interest in the form of additional Indebtedness, the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock, and unrealized losses or charges in respect of Hedging Obligations shall not be deemed to be an incurrence of Indebtedness for purposes of this Section 4.09. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any Indebtedness issued with original issue discount or the aggregate principal amount outstanding in the case of Indebtedness issued with interest payable in kind and (ii) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

(e)    If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary of the Company, any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under this Section 4.09, the Company shall be in Default of this Section 4.09).

(f)    For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Section 4.10    Asset Dispositions.

(a)    The Company shall not, and shall not permit any of its Restricted Subsidiaries to, consummate any Asset Disposition unless:

(1)    the Company or such Restricted Subsidiary, as the case may be, receives consideration at least equal to the Fair Market Value of the shares or other assets subject to such Asset Disposition; and

(2)    at least 75% of the consideration from such Asset Disposition received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents.

For the purposes of this clause (2) and for no other purpose, the following will be deemed to be cash:

(i)

any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or any of its Restricted Subsidiaries (other than Subordinated Obligations or Guarantor Subordinated Obligations) that are assumed by the transferee of any such assets and from which the Company and all such Restricted Subsidiaries have been validly released by all creditors in writing;

(ii)

any Designated Non-Cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Disposition having an aggregate Fair Market Value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (ii) that is at that time outstanding, not to exceed the greater of (x) $50.0 million and (y) 1.50% of Total Assets at the time of the receipt of such Designated Non-Cash Consideration (with the Fair Market Value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value);

(iii)

any securities, notes or other obligations received by the Company or any of its Restricted Subsidiaries from the transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days (or 210 days, if the Company or such Restricted Subsidiary is prevented by a lock-up or similar agreement from converting such securities, notes or other obligations into cash during such 180 day period) following the closing of such Asset Disposition; and

(iv)	any Additional Assets.

(b)    Within 365 days from the later of the date of such Asset Disposition or the receipt by the Company or such Restricted Subsidiary, as the case may be, of Net Available Cash from such Asset Disposition, the Company or such Restricted Subsidiary, as the case may be, may apply an amount equal to 100% of the Net Available Cash from such Asset Disposition as follows:

(1)    to repay (and if such Secured Indebtedness is revolving credit facility Indebtedness, to permanently reduce commitments with respect thereto) Secured Indebtedness of the Company (other than any Disqualified Stock or Subordinated Obligations) or Secured Indebtedness of a Restricted Subsidiary of the Company (other than any Disqualified Stock or Guarantor Subordinated Obligations) or Indebtedness of a Non-Guarantor, in each case other than Indebtedness owed to the Company or a Restricted Subsidiary of the Company;

(2)    to repay (and if such Designated Senior Debt is revolving credit facility Indebtedness, to permanently reduce commitments with respect thereto) Designated Senior Debt;

(3)    to repay other Indebtedness of the Company (other than any Disqualified Stock or Subordinated Obligations) or other Indebtedness of a Restricted Subsidiary of the Company (other than any Disqualified Stock or Guarantor Subordinated Obligations), in each case other than Indebtedness owed to the Company or a Restricted Subsidiary of the Company; provided that the Company shall equally and ratably reduce obligations under the Notes as provided under Section 3.07, through open market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth in Section 3.10 and this Section 4.10 for an Asset Disposition Offer) to all Holders to purchase their Notes at or above 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to (but excluding) the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date falling on or prior to the date of purchase);

(4)    to invest in Additional Assets or make capital expenditures that are used or useful in a Similar Business; or

(5)    any combination of the foregoing clauses (1) through (4);

provided that pending the final application of any such Net Available Cash in accordance with clause (1), (2), (3) or (4) above, the Company and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by this Indenture; provided, further, that in the case of clause (2)(iv) above, a binding commitment to invest in Additional Assets or to make capital expenditures that are used or useful in a Similar Business shall be treated as a permitted application of the Net Available Cash on the date of such commitment so long as the Company or such Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Available Cash shall be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Available Cash is applied in connection therewith, the Company or such Restricted Subsidiary enters into another Acceptable Commitment (a “Second Commitment”) within 180 days of such cancellation or termination; provided, however, that if a Second Commitment is later canceled or terminated for any reason before such Net Available Cash is applied pursuant thereto, then such Net Available Cash shall constitute Excess Proceeds until such Net Available Cash is applied or invested as provided in this paragraph.

(c)    (1) Any Net Available Cash from Asset Dispositions that is not applied or invested as provided in Section 4.10(b) shall be deemed to constitute “Excess Proceeds.” On the 366th day after an Asset Disposition, if the aggregate amount of Excess Proceeds exceeds $50.0 million, the Company shall make an offer (“Asset Disposition Offer”) to all Holders and, to the extent required by the terms of outstanding Pari Passu Indebtedness, to all holders of such Pari Passu Indebtedness, to purchase the maximum aggregate principal amount of Notes and any such Pari Passu Indebtedness that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to no less than 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to (but excluding) the date of purchase (subject to the right of Holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date), in accordance with the procedures set forth in Section 3.10 and the agreements governing the Pari Passu Indebtedness, as applicable. Notwithstanding the foregoing, the Company may, at its option, commence an Asset Disposition Offer prior to the completion of the 365-day period specified in Section 4.10(b) and/or prior to the aggregate amount of Excess Proceeds exceeding $50.0 million. The Company shall commence an Asset Disposition Offer with respect to Excess Proceeds by mailing (or otherwise communicating in accordance with the procedures of DTC) the notice required by Section 3.10, with a copy to the Trustees.

(2)    To the extent that the aggregate amount of Notes and Pari Passu Indebtedness validly tendered and not validly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in this Indenture. If the aggregate principal amount of Notes surrendered by Holders thereof and other Pad Passu Indebtedness surrendered by holders thereof or lenders thereunder, collectively, exceeds the amount of Excess Proceeds, the Notes to be repurchased shall be selected in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed but are in global form, then by lot or otherwise in accordance with the procedures of DTC or, if the Notes are not listed and not in global form on a pro rata basis, by lot or by such other method as the U.S. Trustee in its sole discretion shall deem to be fair and appropriate, and the Company shall select Pad Passu Indebtedness to be purchased on a pro rata basis on the basis of the aggregate accreted value or principal amount of tendered Notes and Pad Passu Indebtedness. Upon completion of such Asset Disposition Offer, regardless of the amount of Excess Proceeds used to purchase Notes or other Pari Passu Indebtedness pursuant to such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

(d)    The Company will comply with all applicable securities laws and regulations, including, without limitation, Canadian Securities Legislation and the requirements of Rule 14e-1 under the Exchange Act and any other securities laws or regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of Notes pursuant to an Asset Disposition Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with provisions of this Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue of any conflict.

(e)    With respect to any Asset Disposition, the determination of compliance with clauses (a)(1) and (a)(2) of this Section 4.10 may be made, at the Company’s option, on either (x) the date on which such Asset Disposition is completed or (y) the date on which a definitive agreement for such Asset Disposition is entered into.

Section 4.11    Transactions with Affiliates.

(a)    The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or asset or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) involving aggregate consideration in excess of $5.0 million, unless:

(1)    the terms of such Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could have been obtained by the Company or such Restricted Subsidiary in a comparable transaction at the time of such transaction in arm’s-length dealings with a Person that is not an Affiliate; and

(2)    in the event such Affiliate Transaction involves an aggregate consideration in excess of $10.0 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Company and by a majority of the members of such Board of Directors having no personal stake in such transaction, if any (and such majority or majorities, as the case may be, determines that such Affiliate Transaction satisfies the criteria in clause (1) above).

(b)    Section 4.11(a) shall not apply to:

(1)    any transaction between the Company and any of its Restricted Subsidiaries or between any Restricted Subsidiaries of the Company and any Guarantees issued by the Company or a Restricted Subsidiary of the Company for the benefit of the Company or any of its Restricted Subsidiaries, as the case may be, in accordance with Section 4.09;

(2)    any Restricted Payment that does not violate Section 4.07 and any Permitted Investments;

(3)    any issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or as the funding of, employment, consulting or similar agreements and severance and other compensation arrangements, options to purchase Capital Stock of the Company, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits plans and/or indemnity provided on behalf of officers, directors, employees and consultants approved by the Board of Directors of the Company;

(4)    the payment of reasonable and customary fees and reimbursements or employee benefits paid to, and indemnity provided on behalf of, directors, officers, employees or consultants of the Company or any of its Restricted Subsidiaries;

(5)    loans or advances (or cancellations of loans or advances) to employees, officers or directors of the Company or any of its Restricted Subsidiaries in the ordinary course of business, in an aggregate amount not in excess of $2.0 million at any one time outstanding;

(6)    any agreement as in effect as of the Issue Date, as these agreements may be amended, modified, supplemented, extended or renewed from time to time, so long as any such amendment, modification, supplement, extension or renewal is not more disadvantageous to the Holders in any material respect in the good faith judgment of

Senior Management, when taken as a whole, than the terms of the applicable agreement in effect on the Issue Date;

(7)    (i) any agreement between any Person and an Affiliate of such Person existing at the time such Person is acquired by, merged into or amalgamated, arranged or consolidated with the Company or any of its Restricted Subsidiaries; provided that such agreement was not entered into in contemplation of such acquisition, merger, amalgamation, arrangement or consolidation, and (ii) any amendment thereto (so long as any such amendment is not disadvantageous in any material respect to the Holders in the good faith judgment of Senior Management, when taken as a whole, as compared to the applicable agreement as in effect on the date of such acquisition, merger, amalgamation, arrangement or consolidation);

(8)    transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services or any management services or support agreements, in each case in the ordinary course of the business of the Company and its Restricted Subsidiaries and otherwise in compliance with the terms of this Indenture; provided that in the good faith determination of the members of the Board of Directors or Senior Management of the Company, such transactions or agreements are on terms that are not materially less favorable, when taken as a whole, to the Company or the relevant Restricted Subsidiary than those that could have been obtained at the time of such transactions or agreements in a comparable transaction or agreement by the Company or such Restricted Subsidiary with an unrelated Person;

(9)    any issuance or sale of Capital Stock (other than Disqualified Stock) to Affiliates of the Company and any agreement that grants registration and other customary rights in connection therewith or otherwise to the direct or indirect securityholders of the Company (and the performance of such agreements), and any contribution to the common equity capital of the Company;

(10)    any transaction with a Person that would not constitute an Affiliate Transaction if the Company or any of its Restricted Subsidiaries did not own any equity interest in or otherwise control such Person;

(11)    transactions between the Company or any of its Restricted Subsidiaries and any Person that is an Affiliate solely because one or more of its directors is also a director of the Company or any of its Restricted Subsidiaries; provided that such director abstains from voting as a director of the Company or such Restricted Subsidiary, as the case may be, on any matter involving such other Person;

(12)    (a) any merger, amalgamation, arrangement, consolidation or other reorganization of the Company with an Affiliate solely for the purpose and with the sole effect of forming a holding company or reincorporating the Company in a new jurisdiction and (b) any transaction or series of related transactions between or among the Company and any of its Subsidiaries implemented in connection with any corporate restructuring, to the extent that the terms of any such transaction or series of related transactions under this clause (b), taken as a whole, are not disadvantageous to the Holders of the Notes in any material respect;

(13)    the entering into of a tax sharing agreement, or payments pursuant thereto, between the Company and one or more Subsidiaries or between Subsidiaries;

(14)    any employment, deferred compensation, consulting, non-competition, confidentiality or similar agreement entered into by the Company or any of its Restricted Subsidiaries with its employees, directors or consultants in the ordinary course of business and payments and other benefits (including bonus, retirement, severance, health, stock option and other benefit plans) pursuant thereto;

(15)    pledges of Capital Stock or Indebtedness of Unrestricted Subsidiaries;

(16)    any arrangement or agreement with, or contribution to, a charitable or similar organization related to social responsibility programs conducted in the jurisdiction in which the Company, its Subsidiaries or joint ventures operate; and

(17)    transactions in which the Company or any of its Restricted Subsidiaries delivers to U.S. Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable, when taken as a whole, than those that might reasonably have been obtained by the Company or such Restricted Subsidiary in a comparable transaction at such time on an arms’ length basis from a Person that is not an Affiliate.

Section 4.12    Limitation on Liens.

The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of Subsidiaries), whether owned on the Issue Date or acquired after that date, which Lien secures any Indebtedness, unless contemporaneously with the incurrence of such Liens:

(1)    in the case of Liens securing Subordinated Obligations or Guarantor Subordinated Obligations, the Notes and related Note Guarantees are secured by a Lien on such property or assets that is senior in priority to such Liens; or

(2)    in all other cases, the Notes and related Note Guarantees are equally and ratably secured or are secured by a Lien on such property or assets that is senior in priority to such Liens.

Any Lien created for the benefit of Holders pursuant to this Section 4.12 shall be automatically and unconditionally released and discharged upon the release and discharge of each of the Liens described in clauses (1) and (2) above.

Section 4.13    Corporate Existence.

Subject to Article 5, Section 4.10 and Section 4.14, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect (1) its corporate existence and the corporate, partnership, limited liability company or other existence of each of its Restricted Subsidiaries, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Company or any such Restricted Subsidiary and (2) the rights (charter and statutory), licenses and franchises of the Company and its Restricted Subsidiaries; provided that the Company shall not be required to preserve any such right, license or franchise, or the corporate, partnership, limited liability company or other existence of any of its Restricted Subsidiaries, if the Company in good faith shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Restricted Subsidiaries, taken as a whole.

Section 4.14    Offer to Repurchase Upon Change of Control.

(a)    If a Change of Control occurs, unless the Company has given notice to redeem all of the outstanding Notes pursuant to Section 3.03 and Section 3.07 or 3.09, the Company shall, within 30 days following such Change of Control, make an offer to purchase all of the outstanding Notes (a “Change of Control Offer”) at a purchase price in cash equal to no less than 101% of the principal amount of such outstanding Notes plus accrued and unpaid interest, if any, to (but excluding) the date of purchase (the “Change of Control Payment”) (subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date falling on or prior to the date of purchase). The Company shall mail a notice of such Change of Control Offer to each Holder or otherwise give notice in accordance with the applicable procedures of DTC, with a copy to each of the Trustees, stating:

(1)    that a Change of Control Offer is being made pursuant to this Section 4.14 and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for purchase by the Company at a purchase price in cash equal to no less than 101% of the principal amount of such Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant Record Date to receive interest on an Interest Payment Date);

(2)    the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”);

(3)    that Notes must be tendered in integral multiples of $1,000, and any Note not properly tendered will remain outstanding and continue to accrue interest;

(4)    that, unless the Company defaults in the payment of the Change of Control Payment, any Note accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on and after the Change of Control Payment Date;

(5)    that Holders electing to have a Note purchased pursuant to a Change of Control Offer shall be required to (i) surrender such Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Note completed, or (ii) transfer such

Note by book-entry transfer, in either case, to the Company, the Depositary, if applicable, or a Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6)    that Holders shall be entitled to withdraw their tendered Notes and their election to require the Company to purchase such Notes; provided that if the Company, the Depositary, the U.S. Trustee or the Paying Agent, as the case may be, receives at the address specified in the notice, not later than the close of business on the expiration of the Change of Control Offer, a facsimile transmission or letter setting forth the name of the Holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes and its election to have such Notes purchased;

(7)    that if a Holder is tendering less than all of its Notes, such Holder will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (the unpurchased portion of the Notes must be equal to $2,000 or an integral multiple of $1,000 in excess thereof); and

(8)    any other instructions, as determined by the Company consistent with this Section 4.14, that a Holder must follow.

The notice, if sent in a manner herein provided, shall be conclusively presumed to have been given, whether or not the Holder receives such notice. In any case, failure to give such notice or any defect in the notice to the Holder of any Note designated for redemption in whole or in part shall not affect the validity of the proceedings for the redemption of any other Note. On and after the redemption date, interest ceases to accrue on Notes or portions of Notes called for redemption.

(b)    On the Change of Control Payment Date, the Company shall, to the extent lawful:

(1)    accept for payment all Notes or portions of Notes (in integral multiples of $1,000) validly tendered and not validly withdrawn pursuant to the Change of Control Offer;

(2)    deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes so accepted for payment; and

(3)    deliver or cause to be delivered to the U.S. Trustee for cancellation the Notes so accepted for payment together with an Officer’s Certificate to the Trustees stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company in accordance with the terms of this Section 4.14.

(c)    The Paying Agent shall promptly pay to each Holder of Notes so accepted for payment the Change of Control Payment for such Notes, and the U.S. Trustee, upon receipt of an authentication order from the Company shall promptly authenticate and mail or deliver (or cause to be transferred by book entry) to each such Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note shall be in a principal amount of $2,000 or integral multiples of $1,000 in excess thereof.

(d)    If the Change of Control Payment Date is on or after the relevant Record Date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, shall be paid on such Interest Payment Date to the Person in whose name the Note is registered at the close of business on such Record Date, and no additional interest shall be payable to Holders whose Notes are tendered pursuant to the Change of Control Offer.

(e)    Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, and conditioned upon the occurrence of such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer.

(f)    The Company shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes an offer to purchase all of the outstanding Notes in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 4.14 applicable to a Change of Control Offer and such third party purchases all Notes validly tendered and not validly withdrawn pursuant to such offer to purchase.

(g)    The Company shall comply with all applicable securities laws and regulations, including, without limitation, Canadian Securities Legislation and the requirements of Rule 14e-1 under the Exchange Act and any other securities laws or regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with provisions of this Indenture, the Company shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Indenture by virtue of the conflict.

(h)    Other than as specifically provided in this Section 4.14, any purchase pursuant to this Section 4.14 shall be made pursuant to the provisions of Sections 3.05 and 3.06.

Section 4.15    Future Guarantors.

(a)    The Company shall cause each of its Restricted Subsidiaries that is not a Guarantor and that becomes a guarantor of Indebtedness outstanding under the Senior Credit Facility to execute and deliver to the Trustees a supplemental indenture to the Indenture pursuant to which such Restricted Subsidiary will, subject to the third succeeding paragraph, irrevocably and unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest in respect of the Notes on a senior basis and all other obligations under this Indenture.

(b)    The obligations of each Guarantor shall be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Note Guarantee or pursuant to its contribution obligations under this Indenture, result in the obligations of such

Guarantor under its Note Guarantee not constituting a fraudulent conveyance or fraudulent transfer applicable law, including under Canadian federal or provincial law or U.S. federal or state law, or a preference, conveyance, transfer at under value or other challengeable or voidable transaction under Canadian federal and provincial laws and any other applicable laws.

(c)    Each Note Guarantee shall be released in accordance with Section 10.06.

(d)    Notwithstanding anything to the contrary contained in this Indenture, future Note Guarantee provided pursuant to this Section 4.15 by a Restricted Subsidiary that is organized in a jurisdiction located outside of the United States or Canada may be a Limited Guarantee if the Board of Directors or Senior Management, in consultation with local counsel, makes a reasonable determination that such limitations are required due to legal requirements within such jurisdiction.

Section 4.16    No Layering of Debt.

The Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually subordinate or junior in right of payment to any Designated Senior Debt of the Company and senior in right of payment to the Notes. No Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually subordinate or junior in right of payment to the Designated Senior Debt of such Guarantor and senior in right of payment to such Guarantor’s Note Guarantee.

Section 4.17    Effectiveness of Covenants.

(a)    Following the first day:

(1)    the Notes have an Investment Grade Rating from both of the Rating Agencies; and

(2)    no Default or Event of Default has occurred and is continuing under this Indenture,

the Company and its Restricted Subsidiaries shall not be subject to Sections 4.07, 4.08, 4.09, 4.10, 4.11, 4.15 and 5.01(a)(4) (collectively, the “Suspended Covenants”).

(b)    If at any time the Notes’ credit rating is downgraded from an Investment Grade Rating by any Rating Agency or if a Default or Event of Default occurs and is continuing, then the Suspended Covenants shall thereafter be reinstated as if such covenants had never been suspended (the “Reinstatement Date”) and be applicable pursuant to the terms of this Indenture (including in connection with performing any calculation or assessment to determine compliance with the terms of this Indenture), unless and until the Notes subsequently attain an Investment Grade Rating and no Default or Event of Default is in existence (in which event the Suspended Covenants shall no longer be in effect for such time that the Notes maintain an Investment Grade Rating and no Default or Event of Default is in existence); provided, however, that no Default, Event of Default or breach of any kind shall be deemed to exist under this Indenture, the Notes or the Note Guarantees with respect to the Suspended Covenants based on, and none of the

Company or any of its Subsidiaries shall bear any liability for, any actions taken or events occurring during the Suspension Period (as defined below), regardless of whether such actions or events would have been permitted if the applicable Suspended Covenants remained in effect during such period. The period of time between the date of suspension of the covenants and the Reinstatement Date is referred to as the “Suspension Period.”

(c)    On the Reinstatement Date, all Indebtedness incurred during the Suspension Period shall be classified to have been incurred pursuant to 4.09(a) or one of the clauses set forth under Section 4.09(b) (to the extent such Indebtedness would be permitted to be incurred thereunder as of the Reinstatement Date and after giving effect to Indebtedness incurred prior to the Suspension Period and outstanding on the Reinstatement Date). To the extent such Indebtedness would not be so permitted to be incurred pursuant to Sections 4.09(a) or (b), such Indebtedness will be deemed to have been outstanding on the Issue Date, so that it is classified under clause (3) of Section 4.09(b). Calculations made after the Reinstatement Date of the amount available to be made as Restricted Payments under Section 4.07 shall be made as though Section 4.07 had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period shall reduce the amount available to be made as Restricted Payments under Section 4.07(a).

(d)    During any period when the Suspended Covenants are suspended, the Board of Directors of the Company may not designate any of the Company’s Subsidiaries as Unrestricted Subsidiaries pursuant to this Indenture.

(e)    The Company shall provide each of the Trustees and the Holders with prompt written notice of any suspension of the Suspended Covenants or the subsequent reinstatement of such Suspended Covenants.

ARTICLE 5

SUCCESSORS

Section 5.01    Merger, Amalgamation, Arrangement, Consolidation or Sale of All or Substantially All Assets.

(a)    The Company shall not merge with or into, or amalgamate or consolidate with, or wind up into, in each case including by way of an arrangement, (whether or not the Company is the surviving corporation), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets, in one or more related transactions, to any Person unless:

(1)    the continuing, resulting, surviving or transferee Person (the “Successor Company”) is a Person (other than an individual) organized and existing under the laws of Canada, any province or territory thereof, or of the United States, any state or territory thereof or the District of Columbia;

(2)    the Successor Company (if other than the Company) expressly assumes all of the obligations of the Company under the Notes and this Indenture pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustees;

(3)    immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(4)    immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

(A)    the Successor Company would be able to incur at least $1.00 of additional Indebtedness pursuant to Section 4.09(a), or

(B)    the Consolidated Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;

(5)    if the Company is not the surviving corporation, each Guarantor (unless it is the other party to the transactions above, in which case clause (1) of Section 5.01(b) shall apply) shall have by supplemental indenture confirmed that its Note Guarantee shall apply to such Successor Company’s obligations under this Indenture and the Notes; and

(6)    the Company shall have delivered to the Trustees an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation, arrangement, winding up or disposition, and such supplemental indenture, if any, comply with this Indenture.

(b)    Notwithstanding clauses (3) and (4) of Section 5.01(a):

(1)    any Restricted Subsidiary of the Company may consolidate with, amalgamate with, merge with or into, wind up into or transfer all or part of its properties and assets to (in each case including by way of an arrangement) the Company so long as no Capital Stock of the Restricted Subsidiary of the Company is distributed to any Person other than the Company; and

(2)    the Company may consolidate with, amalgamate with, merge with or into or wind up into (in each case including by way of an arrangement) an Affiliate of the Company for the purpose of reincorporating the Company in a province or territory of Canada or in a state or territory of the United States or the District of Columbia.

(c)    No Guarantor shall, and the Company shall not permit any Guarantor to, merge with or into, or amalgamate or consolidate with, or wind up into, in each case including by way of an arrangement (whether or not the Guarantor is the surviving corporation), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets, in one or more related transactions, to any Person (other than to the Company or another Guarantor) unless:

(1)    immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(2)    either:

(A)    the resulting, surviving or transferee Person (the “Successor Guarantor”) is a Person (other than an individual) organized and existing under the same laws as the Guarantor was organized under immediately prior to such transaction, the laws of Canada, any province or territory thereof, or of the United States, any state or territory thereof or the District of Columbia; the Successor Guarantor, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture, the Notes and its Note Guarantee pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustees; and the Company will have delivered to the Trustees an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, arrangement, merger, winding up or disposition and such supplemental indenture (if any) comply with the Indenture; or

(B)    such transaction does not violate Section 4.10 (it being understood that only such portion of the Net Available Cash as is required to be applied on or before the date of such release in accordance with the terms of the Indenture needs to be applied in accordance therewith at such time).

(d)    Notwithstanding the foregoing, any Guarantor may (i) merge with or into, or amalgamate or consolidate with, or wind up into, in each case including by way of an arrangement (whether or not the Guarantor is the surviving corporation), or transfer all or part of its properties and assets to any other Guarantor or the Company or (ii) merge with or into, or amalgamate or consolidate with, or wind up into, in each case including by way of an arrangement (whether or not the Guarantor is the surviving corporation), a Restricted Subsidiary of the Company for the purpose of reincorporating the Guarantor in Canada or any province or territory of Canada, any state or territory of the United States or the District of Columbia, so long as the amount of Indebtedness of such Guarantor and its Subsidiaries is not increased thereby.

(e)    For purposes of this Section 5.01, the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the disposition of all or substantially all of the properties and assets of the Company.

Section 5.02    Successor Entity Substituted.

Upon any consolidation, merger, amalgamation, or winding up, in each case including by way of an arrangement, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the assets of the Company or a Guarantor in accordance with Section 5.01, the successor Person formed by such consolidation or into or with which the Company or a Guarantor, as applicable, is merged, amalgamated or consolidated or wound up, or undergoes an arrangement with, or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, winding up, sale, assignment, lease, transfer, conveyance or other disposition, the provisions of this Indenture referring to the Company or such Guarantor, as applicable, shall refer instead to the successor entity and not to the Company or such Guarantor, as applicable), and may exercise every right and power of the Company or such Guarantor, as applicable, under this Indenture, the Notes and the Note Guarantees with the same effect as if such successor Person had been named as the Company or such Guarantor, as applicable, herein; provided that, in the case of a lease of all or substantially all its assets, the Company shall not be released from the obligation to pay the principal of and interest on the Notes, and a Guarantor shall not be released from its obligations under its Note Guarantee.

ARTICLE 6

DEFAULTS AND REMEDIES

Section 6.01    Events of Default.

(a)    Each of the following is an “Event of Default”:

(1)    default in any payment of interest on any Note when due, continued for 30 days;

(2)    default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3)    failure by the Company or any Guarantor to comply with its obligations under Section 5.01;

(4)    failure by the Company or any Guarantor to comply for 60 days after written notice from the Trustees or Holders of at least 25% in aggregate principal amount of the outstanding Notes to comply (other than a failure that is the subject of clauses (1), (2) or (3) of this Section 6.01(a));

(5)    default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries), other than indebtedness owed to the Company or its Restricted Subsidiary, whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, which default:

(A)    is caused by a failure to pay principal of such Indebtedness at its stated maturity or due date (after giving effect to any applicable grace period provided in such Indebtedness) (“payment default”); or

(B)    results in the acceleration of such Indebtedness prior to its maturity; and, in each case, the principal amount of any such Indebtedness,

together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated and remains unpaid, aggregates $50.0 million or more (or its foreign currency equivalent);

(6)    failure by the Company or any Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $50.0 million (or its foreign currency equivalent) (net of any amounts for which an insurance company is liable), which judgments are not paid, discharged or stayed for a period of 60 days or more after such judgment becomes final and non-appealable;

(7)    the Company or any Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, pursuant to or within the meaning of any Bankruptcy Law:

(A)    commences proceedings to be adjudicated bankrupt or insolvent;

(B)    consents to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking an arrangement of debt, reorganization, dissolution, winding up or relief under applicable Bankruptcy Law;

(C)    consents to the appointment of a custodian, receiver, interim receiver, receiver and manager, liquidator, assignee, trustees, sequestrator or other similar official of it or for all or substantially all of its property;

(D)    makes a general assignment for the benefit of its creditors; or

(E)    admits in writing its inability to pay its debts as they become due;

(8)    a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A)    is for relief against the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, in a proceeding in which the Company, any such Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, is to be adjudicated bankrupt or insolvent;

(B)    appoints a custodian, receiver, interim receiver, receiver and manager, liquidator, assignee, trustees, sequestrator or other similar official of the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, or for all or substantially all of the property of the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary; or

(C)    orders the liquidation, dissolution, readjustment of debt, reorganization or winding up of the Company, or any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days; or

(9)    any Note Guarantee of a Significant Subsidiary or any group of Guarantors that, taken together, would constitute a Significant Subsidiary, ceases to be in full force and effect (except as contemplated by the terms of this Indenture) or is declared null and void in a judicial proceeding or any Guarantor that is a Significant Subsidiary or any group of Guarantors that, taken together, would constitute a Significant Subsidiary, denies or disaffirms its obligations under this Indenture or its Note Guarantee.

(b)    In the event of a declaration of acceleration of the Notes because an Event of Default described in Section 6.01(a)(5) has occurred and is continuing, and before a judgment or decree for payment of the money due has been obtained by the Trustees as hereinafter provided in this Article 6, the declaration of acceleration of the Notes shall be automatically annulled if:

(1)    the default triggering such Event of Default pursuant to Section 6.01(a)(5) shall be remedied or cured by the Company or any of its Restricted Subsidiaries or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto; and

(2)    if (a) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (b) all existing Events of Default, except nonpayment of principal, premium, if any, or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

Section 6.02    Acceleration.

(a)    If an Event of Default (other than an Event of Default specified in clause (7) or (8) of Section 6.01(a) with respect to the Company or any Guarantor) occurs and is continuing, the U.S. Trustee by notice to the Company, or the Holders of at least 25% in principal amount of the then outstanding Notes by written notice to the Company and the U.S. Trustee, may, and the U.S. Trustee at the written request of such Holders shall, declare the unpaid principal of and accrued and unpaid interest, if any, on all the Notes to be due and immediately payable. If payment of the Notes is accelerated because of an Event of Default, the Company shall notify the holders of Designated Senior Debt of such acceleration. Upon such a declaration, such principal and accrued and unpaid interest, if any, shall be due and payable immediately; provided, however, that so long as any Designated Senior Debt or any commitment therefor is outstanding, any such notice or declaration shall not become effective until the earlier of (a) five Business Days after such notice is delivered to the Representatives for the Designated Senior Debt or (b) the acceleration of any Designated Senior Debt, and thereafter, payments on the Notes pursuant to this Article 6 shall be made only to the extent permitted by Article 13 herein.

(b)    If an Event of Default specified in clause (7) or (8) of Section 6.01(a) with respect to the Company occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustees or any Holders.

Section 6.03    Other Remedies.

If an Event of Default occurs and is continuing, the Trustees may pursue any available remedy to collect the payment of principal, premium, if any, and interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustees may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustees or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 6.04    Waiver of Past Defaults.

The Holders of a majority in principal amount of the then outstanding Notes by written notice to the Trustees may on behalf of all Holders waive any past or existing Default and rescind any acceleration with respect to the Notes and its consequences hereunder (including any related payment default that resulted from such acceleration), except: a continuing Default in the payment of the principal, premium, if any, or interest on any Note held by a non-consenting Holder (including in connection with an Asset Disposition Offer or a Change of Control Offer) provided that, in the case of the rescission of any acceleration with respect to the Notes, the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture, but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

If a Default is deemed to occur solely because a Default (the “Initial Default”) already existed, and such Initial Default is subsequently cured and is not continuing, the Default or Event of Default resulting solely because the Initial Default existed shall be deemed cured, and shall be deemed annulled, waived and rescinded without any further action required.

Section 6.05    Control by Majority.

The Holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the U.S. Trustee or of exercising any trust or power conferred on the U.S. Trustee. However, each Trustee may refuse to follow any direction that conflicts with law or this

Indenture, the Notes or any Note Guarantee, or that it determines in good faith is unduly prejudicial to the rights of any other Holder or that would involve that Trustee in personal liability.

Section 6.06    Limitation on Suits.

Subject to Section 6.07, no Holder of a Note may pursue any remedy with respect to this Indenture or the Notes or for the appointment of a receiver or a Trustee, or for any other remedy hereunder, unless:

(1)    such Holder has previously given the Trustees written notice that an Event of Default is continuing;

(2)    the Holders of at least 25% in principal amount of the then outstanding Notes have requested the U.S. Trustee in writing to pursue the remedy in its own name as U.S. Trustee under this Indenture;

(3)    such Holders have offered each of the Trustees security or indemnity reasonably satisfactory to each of them against any loss, liability, costs or expense;

(4)    the U.S. Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5)    the Holders of a majority in principal amount of the then outstanding Notes have not given the U.S. Trustee a direction that, in the opinion of each of the U.S. Trustee, is inconsistent with such request within such 60-day period.

A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder, it being understood that neither of the Trustees has an affirmative duty to ascertain whether or not any actions or forbearances by a Holder are unduly prejudicial to other Holders.

Section 6.07    Rights of Holders to Institute Suit.

Notwithstanding any other provision of this Indenture, the right of any Holder to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes on or after the respective due dates expressed or provided for the Notes shall not be impaired without the consent of such Holder.

Section 6.08    Collection Suit by U.S. Trustee.

If an Event of Default specified in Section 6.01(a)(1) or (2) occurs and is continuing, the U.S. Trustee may recover judgment in its own name and as trustee of an express trust against the Company and any other obligor on the Notes for the whole amount of principal of, premium, if any, and interest remaining unpaid on the Notes, together with interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the U.S. Trustee and its agents and counsel.

Section 6.09    Restoration of Rights and Remedies.

If either of the Trustees or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to such Trustee or to such Holder, then and in every such case, subject to any determination in such proceedings, the Company, the Guarantors, the Trustees and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustees and the Holders shall continue as though no such proceeding has been instituted.

Section 6.10    Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in Section 2.07, no right or remedy herein conferred upon or reserved to the Trustees or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy are, to the extent permitted by law, cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 6.11    Delay or Omission Not Waiver.

No delay or omission of either of the Trustees or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article 6 or by law to a Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by such Trustee or by the Holders, as the case may be.

Section 6.12    Trustees May File Proofs of Claim.

The Trustees may file proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustees (including any claim for the reasonable compensation, expenses, disbursements and advances of each of the Trustees, their respective agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Company (or any other obligor upon the Notes, including the Guarantors), its creditors or its property and is entitled and empowered to participate as a member in any official committee of creditors appointed in such matter and to collect, receive and distribute any money or other property payable or deliverable on any such claims. Any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustees, and in the event that the Trustees shall consent to the making of such payments directly to the Holders, to pay to the Trustees any amount due to each of them for the reasonable compensation, expenses, disbursements and advances of the Trustees and their respective agents and counsel, and any other amounts due to the Trustees under Section 7.06. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustees, their respective agents and counsel, and any other amounts due the Trustees under Section 7.06 out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize either Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize either Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.13    Priorities.

If either Trustee collects any money or property pursuant to this Article 6, it shall pay out the money in the following order:

(1)    to each of the Trustees and their respective agents and attorneys for amounts due under Section 7.06, including payment of all reasonable compensation, expenses and liabilities incurred, and all advances made, by the it and the costs and expenses of collection;

(2)    to Holders for amounts due and unpaid on the Notes for principal, premium, if any, and interest ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, and interest, respectively; and

(3)    to the Company or to such party as a court of competent jurisdiction shall direct, including a Guarantor, if applicable.

The U.S. Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 6.13. Promptly after any record date is set pursuant to this Section 6.13, the U.S. Trustee shall cause notice of such record date and payment date to be given to the Company and to each Holder in the manner set forth in Section 12.01.

Section 6.14    Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against either Trustee for any action taken, suffered or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in such suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.14 does not apply to a suit by either Trustee a suit by a Holder pursuant to Section 6.07, or a suit by Holders of more than 10% in aggregate principal amount of the then outstanding Notes.

ARTICLE 7

TRUSTEES

Section 7.01    Duties of U.S. Trustee.

(a)    If an Event of Default has occurred and is continuing, the U.S. Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b)    Except during the continuance of an Event of Default:

(1)    the U.S. Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and the U.S. Trustee shall not be liable except for the performance of such duties, and no implied covenants or obligations shall be read into this Indenture against the U.S. Trustee; and

(2)    in the absence of bad faith or willful misconduct on its part, the U.S. Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon resolutions, statements, instruments, notices, directions, certificates and/or opinions furnished to the U.S. Trustee and conforming on their face to the requirements of this Indenture. However, in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the U.S. Trustee, the U.S. Trustee shall be under a duty to examine the same to determine whether or not they conform on their face to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein). The U.S. Trustee may (but shall in no way be obligated to) make further inquiry or investigation into such facts or materials as it sees fit.

(c)    The U.S. Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act, or bad faith or its own willful misconduct, except that:

(1)    this Subsection (c) shall not be construed to limit the effect of Subsection (b) of this Section 7.01;

(2)    the U.S. Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be proved that the U.S. Trustee was negligent in ascertaining the pertinent facts; and

(3)    the U.S. Trustee shall not be liable with respect to any action taken, suffered or omitted to be taken by it in good faith in accordance with the direction of the Holders of the Holders of at least 25% in the principal amount of the outstanding Notes relating to the time, method and place of conducting any proceeding for any remedy available to the U.S. Trustee, or exercising any trust or power conferred upon the U.S. Trustee under this Indenture or believed by it to be authorized or permitted by this Indenture.

(d)    Subject to this Article 7, if an Event of Default occurs and is continuing, the U.S. Trustee shall be under no obligation to exercise any of its rights or powers under this Indenture, the Notes or the Note Guarantees at the request or direction of any of the Holders unless the Holders have offered to the U.S. Trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense.

(e)    The U.S. Trustee shall not be liable for interest on any money received by it except as the U.S. Trustee may agree in writing with the Company.

(f)    Money held in trust by the U.S. Trustee need not be segregated from other funds except to the extent required by law and except for money held in trust under Article 8.

(g)    No provision of this Indenture shall require the U.S. Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers, if it shall have reasonable grounds to believe that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(h)    Every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the U.S. Trustee shall be subject to the provisions of Article 7.

Section 7.02    Rights of U.S. Trustee.

(a)    In the absence of bad faith or willful misconduct on its part, the U.S. Trustee may conclusively rely on any document, resolution, statement, notice, direction, certificate and/or opinion believed by it to be genuine and to have been signed or presented by the proper Person.

(b)    Before the U.S. Trustee acts or refrains from acting, it may require an Officer’s Certificate or an Opinion of Counsel or both conforming to Section 12.03. The U.S. Trustee shall not be liable for any action it takes or omits to take in good faith in conclusive reliance on the Officer’s Certificate or Opinion of Counsel.

(c)    The U.S. Trustee may act through attorneys and agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d)    The U.S. Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers; provided, however, that the U.S. Trustee’s conduct does not constitute bad faith, willful misconduct or negligence.

(e)    The U.S. Trustee may consult with counsel of its selection, and the advice or opinion of counsel with respect to legal matters relating to this Indenture and the Notes, including any Opinion of Counsel, shall be full and complete authorization and protection from liability in respect to any action taken, suffered or omitted to be taken by it hereunder in good faith and in accordance with the advice or opinion of such counsel, including any Opinion of Counsel.

(f)    The U.S. Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.

(g)    The U.S. Trustee shall not be bound to ascertain or inquire as to the performance or observance of any covenants, conditions, or agreements on the part of the Company, but the U.S. Trustee may require of the Company full information and advice as to the performance of the covenants, conditions and agreements contained herein.

(h)    The permissive rights of the U.S. Trustee to do things enumerated in this Indenture shall not be construed as a duty and, with respect to such permissive rights, the U.S. Trustee shall not be answerable for other than its negligence, bad faith or willful misconduct;

(i)    Except for an Event of Default under Sections 6.01(a)(1) or (2) hereof, the Trustee shall not be deemed to have notice or be charged with knowledge of any Default or Event of Default unless a Responsible Officer of the U.S. Trustee has actual knowledge thereof or shall have received from the Company or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding written notice thereof at the Corporate Trust Office of the U.S. Trustee, and such notice references the Notes and this Indenture. In the absence of any such notice or actual knowledge, and except for a default under Sections 6.01(a)(1) or (2) hereof, the U.S. Trustee may conclusively assume that no Default or Event of Default exists.

(j)    The rights, privileges, protections, immunities and benefits given to the U.S. Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the U.S. Trustee in each of its capacities hereunder, to the Canadian Trustee, the Agents and to each other agent, custodian and Person employed to act hereunder. The Canadian Trustee, if undertaking duties and obligations hereunder, shall be subject to the same standards and requirements applicable to the U.S. Trustee hereunder.

(k)    In no event shall the U.S. Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services, it being understood that the U.S. Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

(l)    In no event shall the U.S. Trustee be responsible or liable for special, indirect, punitive, incidental or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the U.S. Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(m)    Any request or direction of the Company or other Person mentioned herein shall be sufficiently evidenced by an Officer’s Certificate or certificate of an Officer of such other Person and any resolution of the Board of Directors of the Company or of such other

Person may be sufficiently evidenced by a board resolution certified by the secretary or assistant secretary (or similar officer) of such Person.

(n)    The U.S. Trustee may request that the Company deliver a certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which certificate may be updated and delivered to the U.S. Trustee at any time by the Company in its discretion.

(o)    The U.S. Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request, order or direction of the percentage of Holders specified herein unless such Holders shall have furnished to (or caused to be furnished to) the U.S. Trustee security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities, including attorneys’ fees and expenses, that might be incurred by the U.S. Trustee therein or thereby.

(p)    Nothing in this Indenture shall require the U.S. Trustee to expend or risk their own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(q)    No provision of this Indenture shall be deemed to impose any duty or obligation on the U.S. Trustee to take or omit to take any action, or suffer any action to be taken or omitted, in the performance of their duties or obligations under this Indenture, or to exercise any right or power thereunder, to the extent that taking or omitting to take such action or suffering such action to be taken or omitted would violate applicable law binding upon them.

(r)    The U.S. Trustee may request that the Company deliver an Officer’s Certificate setting forth the name of the individuals and/or titles of officers authorized at such time to take specific actions pursuant to this Indenture, which Officer’s Certificate may be signed by any Person authorized to sign an Officer’s Certificate, including any Person specified as so authorized in any such Officer’s Certificate previously delivered and not superseded.

(s)    To help fight the funding of terrorism and money laundering activities, the U.S. Trustee will obtain, verify, and record information that identifies individuals or entities that establish a relationship or open an account with the U.S. Trustee. The U.S. Trustee will ask for the name, address, tax identification number and other information that will allow the U.S. Trustee to identify the individual or entity who is establishing the relationship or opening the account. The U.S. Trustee may also ask for formation documents such as articles of incorporation, an offering memorandum, or other identifying documents to be provided.

(t)    Notwithstanding anything to the contrary herein, any and all communications (both text and attachments) by or from the U.S. Trustee that the U.S. Trustee in its sole discretion deems to contain confidential, proprietary, and/or sensitive information and sent by electronic mail will be encrypted.

Section 7.03    Individual Rights of the U.S. Trustee.

The U.S. Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not U.S. Trustee. Any Paying Agent, Registrar or any other agent of the U.S. Trustee may do the same with like rights.

Section 7.04    U.S. Trustee’s Disclaimer.

The U.S. Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Company’s use of the proceeds from the Notes, and it shall not be responsible for any statement of the Company or any other Person in this Indenture or in any document issued in connection with the sale of the Notes or in the Notes other than the U.S. Trustee’s certificate of authentication.

Section 7.05    Notice of Defaults.

Subject to Section 7.02(i), if a Default occurs and is continuing and is actually known to a Responsible Officer of a Trustee, that Trustee shall send to the other Trustee and each Holder a notice of the Default within 90 days after it occurs. Except in the case of a Default specified in clauses (1) or (2) of Section 6.01(a), a Trustee may withhold from the Holders notice of any continuing Default if that Trustee determines in good faith that withholding the notice is in the interests of the Holders.

Section 7.06    Compensation and Indemnity.

(a)    The Company and the Guarantors, jointly and severally, shall pay to each of the Trustees from time to time such compensation for its services as shall be agreed to in writing from time to time by the Company, the Guarantors and the Trustees. Neither of the Trustee’s compensation shall be limited by any law on compensation of a trustee of an express trust. The Company shall reimburse each of the Trustees upon request for all reasonable out-of-pocket expenses incurred or made by it, including costs of collection, in addition to the compensation for its services. Such expenses shall include the reasonable compensation and expenses, disbursements and advances of each of the Trustees’ agents, counsel, accountants and experts. The Company and the Guarantors, jointly and severally, shall indemnify each of the Trustees, their agents, representatives, officers, directors, employees and attorneys against any and all loss, liability, damage, claim (whether asserted by the Company, a Guarantor, a Holder or any other person) or expense (including reasonable compensation and expenses and disbursements of each of the Trustees’ counsel) arising out of or in connection with the administration of this trust and the performance of its duties, or in connection with the enforcement of any rights hereunder, or arising out of or in connection with the exercise or performance of any of its rights or powers hereunder. Each Trustee shall notify the Company promptly of any claim for which it may seek indemnity. Failure by a Trustee to so notify the Company shall not relieve the Company of its obligations hereunder. The Company shall defend the claim and each of the Trustees shall provide reasonable cooperation in such defense. Each of the Trustees may have separate counsel of its selection and the Company shall pay the fees and expenses of such counsel reasonably acceptable to the Company; provided, however, that the Company shall not be required to pay such fees and expenses if the Company assumes such defense unless there is a conflict of interest between the Company and either of the Trustees in connection with such defense as determined by such Trustee in consultation with counsel or if there are additional or separate defenses available to such Trustee that are not available to the Company and the Company is unable to assert any such defense on the such Trustee’s behalf. Notwithstanding the foregoing, the Company need not reimburse any expense or indemnify against any loss, liability, damage, claim or expense incurred by either a Trustee through its own willful misconduct, bad faith or negligence.

(b)    To secure the payment obligations of the Company and the Guarantors in this Section 7.06, the Trustees shall have a Lien prior to the Notes on all money or property held or collected by the Trustees, in its capacity as Trustees, other than money or property held in trust to pay principal of and interest, if any, on particular Notes.

(c)    The Company’s payment obligations pursuant to this Section 7.06 shall survive the resignation or removal of either of the Trustees and the discharge of this Indenture. When either of the Trustees incurs expenses after the occurrence of a Default specified in Section 6.01(a)(7) or (8) with respect to the Company, the expenses are intended to constitute expenses of administration under the Bankruptcy Law.

Section 7.07    Replacement of Trustees.

(a)    The Trustees may resign at any time by giving 30 days’ prior notice of such resignation to the Company and be discharged from the trust hereby created by so notifying the Company. The Holders of a majority in aggregate principal amount of the outstanding Notes may remove a Trustee by so notifying such Trustee and the Company in writing. The Company shall remove a Trustee if:

(1)    such Trustee is no longer eligible under Section 7.09;

(2)    such Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to such Trustee under any Bankruptcy Law;

(3)    a receiver or public officer takes charge of such Trustee or its property; or

(4)    such Trustee otherwise becomes incapable of acting.

(b)    If a Trustee resigns or has been removed by the Holders, Holders of a majority in principal amount of the outstanding Notes may appoint a successor Trustee. Otherwise, if a Trustee resigns or is removed, or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in aggregate principal amount of the then outstanding Notes may remove the successor Trustee to replace it with another successor Trustee appointed by the Company. The U.S. Trustee can only be replaced by another U.S. Trustee and the Canadian Trustee can only be replaced by another Canadian Trustee.

(c)    A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall send a notice of its succession to Holders, and include in the notice its name and address of its corporate trust office. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the Lien provided for in Section 7.06.

(d)    If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company or the Holders of at least 10% in principal amount of the Notes may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee.

(e)    If the Trustee fails to comply with Section 7.09, any Holder of Notes may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee with respect to the Notes.

(f)    Notwithstanding the replacement of the Trustee pursuant to this Section 7.07, the Company’s obligations under Section 7.06 shall continue for the benefit of the retiring Trustee.

Section 7.08    Successor Trustees by Merger.

(a)    If either the Canadian Trustee or U.S. Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to, another Person, the resulting, surviving or transferee Person without any further act shall, if such resulting, surviving or transferee Person is otherwise eligible under this Indenture, be the successor Canadian Trustee or U.S. Trustee, as applicable.

(b)    In case at the time such successor or successors by merger, conversion or consolidation to either the Canadian Trustee or U.S. Trustee shall succeed to the trusts created by this Indenture, any of the Notes shall have been authenticated but not delivered, any such successor to the U.S. Trustee may adopt the certificate of authentication of any applicable predecessor Trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the U.S. Trustee may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor to the Trustees; and in all such cases such certificates shall have the full force which the Notes provide or this Indenture provides that the certificate of the Trustee shall have.

Section 7.09    Eligibility; Disqualification.

There shall at all times be at least one Trustee hereunder that is a corporation organized and doing business under the laws of the United States or of any state thereof that is authorized under such laws to exercise corporate trustee power and that is subject to supervision or examination by federal or state authorities. Such Trustee together with its affiliates shall at all times have a combined capital surplus of at least $15.0 million as set forth in its most recent annual report of condition

Section 7.10    No Liability for Co-Trustee.

No Trustee appointed hereunder shall be personally liable or responsible by reason of any act or omission of any other Trustee hereunder.

Section 7.11    Limitation on Trustees’ Liability.

Except as provided in this Article 7, in accepting the trusts hereby created, the entities acting as Trustees are acting solely as Trustees hereunder and not in their individual capacity and, except as provided in this Article 7, all Persons having any claim against either of the Trustees by reason of the transactions contemplated by this Indenture or any Note shall look only to the Company for payment or satisfaction thereof.

ARTICLE 8

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01    Option to Effect Legal Defeasance or Covenant Defeasance.

The Company may, at its option and at any time, elect to have either Section 8.02 or Section 8.03 applied to all outstanding Notes and Note Guarantees upon compliance with the conditions set forth below in this Article 8.

Section 8.02    Legal Defeasance and Discharge.

(a)    Upon the Company’s exercise under Section 8.01 of the option applicable to this Section 8.02, the Company and the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.04, be deemed to have been discharged from their obligations with respect to all outstanding Notes and Note Guarantees on the date the conditions set forth below are satisfied (“Legal Defeasance”). For this purpose, Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes (including the Note Guarantees), which shall thereafter be deemed to be “outstanding” only for the purposes of Section 8.05 and the other Sections of this Indenture referred to in (1) and (2) below, and to have satisfied all of its other obligations under such Notes (including the Note Guarantees) and this Indenture, (and the Trustees, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder:

(1)    the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due, solely out of the trust created pursuant to this Indenture referred to in Section 8.05;

(2)    the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for Note payments held in trust;

(3)    the rights, powers, trusts, duties and immunities of the Trustees, and the Company’s obligations in connection therewith; and

(4)    this Section 8.02.

(b)    Following the Company’s exercise of its Legal Defeasance option, payment of the Notes may not be accelerated because of an Event of Default. If the Company exercises its Legal Defeasance option, the Note Guarantees in effect at such time shall terminate.

(c)    Subject to compliance with this Article 8, the Company may exercise its option under this Section 8.02 notwithstanding the prior exercise of its option under Section 8.03.

Section 8.03    Covenant Defeasance.

Upon the Company’s exercise under Section 8.01 of the option applicable to this Section 8.03, the Company, the Restricted Subsidiaries and the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.04, be released from their obligations under the covenants contained in Sections 3.10, 4.03, 4.04, 4.05, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.14, 4.15, 4.16 and 4.17 and clause (4) of Section 5.01(a) with respect to the outstanding Notes, and the Guarantors shall be deemed to have been discharged from their obligations with respect to all Note Guarantees, on and after the date the conditions set forth in Section 8.04 are satisfied (“Covenant Defeasance”), and the Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to this Indenture and the outstanding Notes, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document, and such omission to comply shall not constitute a Default or an Event of Default under Section 6.01, but, except as specified above, the remainder of this Indenture and such Notes shall be unaffected thereby. In addition, upon the Company’s exercise under Section 8.01 of the option applicable to this Section 8.03, subject to the satisfaction of the conditions set forth in Section 8.04, Sections 6.01(a)(3) (solely with respect to the failure of the Company to comply with Section 5.01(a)(4)), 6.01(a)(4) (solely with respect to covenants that are released as a result of such Covenant Defeasance), 6.01(a)(5), 6.01(a)(6), 6.01(a)(7), (solely with respect to Significant Subsidiaries or a group of Restricted Subsidiaries of the Company that, taken together would constitute a Significant Subsidiary), 6.01(a)(8) (solely with respect to Significant Subsidiaries or a group of Restricted Subsidiaries of the Company that, taken together would constitute a Significant Subsidiary) and 6.01(a)(9), in each case, shall not constitute Events of Default.

Section 8.04    Conditions to Legal Defeasance or Covenant Defeasance.

(a)    The following shall be the conditions to the exercise of either the Legal Defeasance option under Section 8.02 or the Covenant Defeasance option under Section 8.03 with respect to the Notes:

(1)    the Company must irrevocably deposit with the U.S. Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, U.S. dollar-denominated Government Securities, or a combination thereof, in amounts as shall be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants without consideration of any reinvestment of interest, to pay the principal of, and premium, if any, and interest due on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2)    in the case of Legal Defeasance, the Company has delivered to the Trustees an Opinion of Counsel confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (B) since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that the Holders shall not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and shall be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)    in the case of Covenant Defeasance, the Company has delivered to the Trustees an Opinion of Counsel confirming that, subject to customary assumptions and exclusions, the Holders shall not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and shall be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)    in the case of Legal Defeasance or Covenant Defeasance, the Company must deliver to the Trustees an opinion of counsel qualified to practice in Canada (such counsel acceptable to the Trustees, acting reasonably) or a ruling from the Canada Revenue Agency to the effect that holders of the outstanding Notes shall not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such Legal Defeasance or Covenant Defeasance, as applicable, and shall only be subject to Canadian federal, provincial or territorial income tax and other taxes on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance, as applicable, not occurred;

(5)    such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than this Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

(6)    no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(7)    the Company has delivered to the Trustees an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions, including that no intervening bankruptcy of the Company between the date of deposit and the 91st day following the deposit and assuming that no Holder is an “insider” of the Company under applicable bankruptcy law, after the 91st day following the deposit, the trust funds shall not be subject to the effect of any applicable bankruptcy, insolvency, reorganization of similar laws affecting creditors’ rights generally;

(8)    the Company has delivered to the Trustees an Officer’s Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company, any Guarantor or others;

(9)    the Company has delivered to the Trustees an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions), each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with; and

(10)    the Company has delivered irrevocable instructions to the Trustees to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be (which instructions may be contained in the Officer’s Certificate referred to in clause (8) above).

Section 8.05    Deposited Money and Government Securities to Be Held in Trust; Other Miscellaneous Provisions.

(a)    Subject to Section 8.06, all money and Government Securities (including the proceeds thereof) (which the U.S. Trustee shall not be obligated to reinvest) deposited with the U.S. Trustee pursuant to Section 8.04 in respect of the outstanding Notes shall be held in trust and applied by the U.S. Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company or a Guarantor acting as Paying Agent) as the U.S. Trustee may determine, to the Holders of all sums due and to become due thereon in respect of principal, premium, if any, and interest on the Notes, but such money need not be segregated from other funds except to the extent required by law.

(b)    The Company shall pay and indemnify the Trustees against any tax, fee or other charge imposed on or assessed against the cash or Government Securities deposited pursuant to Section 8.04 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders.

(c)    Anything in this Article 8 to the contrary notwithstanding, the U.S. Trustee shall deliver or pay to the Company from time to time upon the request of the Company any money or Government Securities held by it as provided in Section 8.04 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustees (which may be the opinion delivered under Section 8.04(a)), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.06    Repayment to the Company.

Subject to any applicable abandoned property law, any money deposited with the U.S. Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal, premium, if any, or interest on any Note and remaining unclaimed for two years after such principal, premium, if any, or interest has become due and payable shall be paid to the Company on its request or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter look only to the Company for payment thereof, and all liability of the U.S. Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as Trustees thereof, shall thereupon cease.

Section 8.07    Reinstatement.

If the U.S. Trustee or Paying Agent is unable to apply any U.S. dollars or Government Securities in accordance with Section 8.02 or Section 8.03, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company’s and the Guarantors’ obligations under this Indenture, the Notes and the Note Guarantees shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or Section 8.03 until such time as the U.S. Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.02 or Section 8.03, as the case may be; provided that if the Company makes any payment of principal, premium, if any, or interest on any Note following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders to receive such payment from the money held by the U.S. Trustee or Paying Agent.

ARTICLE 9

AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01    Without Consent of Holders.

(a)    Notwithstanding Section 9.02, without the consent of any Holder, the Company, the Guarantors and the Trustees may amend or supplement this Indenture, the Notes and the Note Guarantees to:

(1)    cure any ambiguity, omission, defect or inconsistency;

(2)    provide for the issuance of Additional Notes in compliance with Section 4.09;

(3)    provide for the assumption by a successor of the obligations of the Company or any Guarantor under this Indenture, the Notes or the Note Guarantees in accordance with Section 5.01;

(4)    provide for or facilitate the issuance of uncertificated Notes in addition to or in place of certificated Notes; provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code;

(5)    comply with the rules of any applicable Depositary;

(6)    (i) add Guarantors with respect to the Notes or (ii) release a Guarantor from its obligations under its Note Guarantee or this Indenture in accordance with the applicable provisions of this Indenture;

(7)    secure the Notes and the Note Guarantees;

(8)    add covenants of the Company or its Restricted Subsidiaries or Events of Default for the benefit of Holders or make changes that would provide additional rights to the Holders, or surrender any right or power conferred upon the Company or any Guarantor;

(9)    make any change that does not materially adversely affect the legal rights under this Indenture of any Holder;

(10)    evidence and provide for the acceptance of an appointment under this Indenture of a successor Trustee; provided that such successor Trustee is otherwise qualified and eligible to act as such under the terms of this Indenture;

(11)    conform the text of this Indenture, the Notes or the Note Guarantees to any provision of the “Description of Notes” section of the Offering Memorandum to the extent that such provision in such “Description of Notes” section was intended to be a verbatim recitation of a provision of this Indenture, the Notes or the Note Guarantees, as set forth in an Officer’s Certificate; or

(12)    make any amendment to the provisions of this Indenture relating to the transfer and legending of Notes as permitted by this Indenture, including, without limitation, to facilitate the issuance and administration of the Notes or, if incurred in compliance with this Indenture, Additional Notes; provided, however, that (A) compliance with this Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities laws and regulations and (B) such amendment does not materially and adversely affect the rights of Holders to transfer Notes.

(b)    Upon the request of the Company, and upon receipt by the Trustees of the documents described in Section 12.03, the Trustees shall join with the Company and the Guarantors in the execution of any amended or supplemental indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustees shall not be obligated to enter into such amended or supplemental indenture that affects its own rights, duties or immunities under this Indenture or otherwise.

(c)    After an amendment, supplement or waiver under this Section 9.01 becomes effective, the Company shall send to the Holders of Notes affected thereby a written notice briefly describing the amendment, supplement or waiver. Any failure of the Company to send such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver.

Section 9.02    With Consent of Holders.

(a)    Except as provided in Section 9.01 and this Section 9.02, the Company, the Guarantors and the Trustees may amend or supplement this Indenture, the Notes and any Note Guarantee with the consent of the Holders of a majority in principal amount of the Notes (including Additional Notes, if any) then outstanding voting as a single class (including, without limitation, consents obtained in connection with a purchase of or tender offer or exchange offer for, Notes) and, subject to Section 6.04 and Section 6.07, any existing or past Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium, if any, or interest on the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of this Indenture, the Notes or the Note Guarantees may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including Additional Notes, if any) voting as a single class (including consents obtained in connection with the purchase of, or tender offer or exchange offer for, Notes). Section 2.08 and Section 2.09 shall determine which Notes are considered to be “outstanding” for the purposes of this Section 9.02.

(b)    Upon the request of the Company, and upon the filing with the Trustees of evidence satisfactory to the Trustees of the consent of the Holders as aforesaid, and upon receipt by the Trustees of the documents described in Section 7.02 and Section 12.03, the Trustees shall join with the Company and the Guarantors in the execution of such amended or supplemental indenture unless such amended or supplemental indenture directly affects the Trustees’ own rights, duties or immunities under this Indenture or otherwise, in which case the Trustees may in their discretion, but shall not be obligated to, enter into such amended or supplemental indenture.

(c)    It shall not be necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver. It shall be sufficient if such consent approves the substance thereof.

(d)    After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Company shall send to the Holders of Notes affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to send such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver.

(e)    Without the consent of each affected Holder, no amendment, supplement or waiver under this Section 9.02 may:

(1)    reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2)    reduce the stated rate of interest or extend the stated time for payment of interest on any Note;

(3)    reduce the principal of or extend the Stated Maturity of any Note;

(4)    waive an Event of Default arising from a failure to pay the principal of, premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes with respect to an Event of Default other than an Event of Default arising such a failure to pay principal, premium or interest, and a waiver of the Event of Default that resulted from such acceleration);

(5)    reduce the premium payable upon the redemption or repurchase of any Note or change the time at which any Note may be redeemed or repurchased (except provisions relating to minimum required notice of optional redemption), in each case, as described in Section 3.07, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(6)    make any Note payable in money other than that stated in the Note;

(7)    impair the right of any Holder to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes on or after the respective due dates expressed or provided for in the Notes;

(8)    make any change in the amendment or waiver provisions which require each Holder’s consent; or

(9)    modify the Note Guarantees in any manner materially adverse to the Holders.

(f)    A consent to any amendment, supplement or waiver of this Indenture, the Notes or any Note Guarantee by any Holder given in connection with a tender of such Holder’s Notes shall not be rendered invalid by such tender.

Section 9.03    Revocation and Effect of Consents.

(a)    Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustees receive written notice of revocation at the Corporate Trust Office of the U.S. Trustee before the date the waiver, supplement or amendment becomes effective. An amendment, supplement or waiver that is effective in accordance with this Indenture thereafter binds every Holder.

(b)    The Company may, but shall not be obligated to, fix a record date pursuant to Section 1.04 for the purpose of determining the Holders entitled to consent to any amendment, supplement or waiver.

Section 9.04    Notation on or Exchange of Notes.

(a)    The Trustees may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Company in exchange for all Notes may issue and the Trustees shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

(b)    Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

Section 9.05    Trustees to Sign Amendments, Etc.

Each of the Trustees shall sign any amendment, supplement or waiver authorized pursuant to this Article 9 if the amendment, supplement or waiver does not adversely affect the rights, duties, liabilities or immunities of such Trustee. In executing any amendment, supplement or waiver, the Trustees shall receive and shall be fully protected in conclusively relying upon, in addition to the documents required by Section 12.03, an Officer’s Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental indenture is authorized or permitted by this Indenture and that such amendment, supplement or waiver is the legal, valid and binding obligation of the Company and any Guarantor party thereto, enforceable against them in accordance with its terms, subject to customary exceptions, and complies with the provisions hereof.

ARTICLE 10

GUARANTEES

Section 10.01    Guarantee.

(a)    Subject to this Article 10 and Article 13, each of the Guarantors hereby, jointly and severally, irrevocably and unconditionally guarantees, on a senior unsecured basis, to each Holder (authenticated and delivered by the U.S. Trustee) and to the Trustees and Agents and their respective successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes or the obligations of the Company hereunder or thereunder, that: (1) the principal, premium, if any, and interest on the Notes shall be promptly paid in full when due, whether at Stated Maturity, by acceleration, redemption or otherwise, and interest on the overdue principal and interest on the Notes, if any, if lawful, and all other Obligations of the Company to the Holders, the Trustees or any Agent hereunder or under the Notes shall be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and (2) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same shall be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise. Failing payment by the Company when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors shall be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

(b)    The Guarantors hereby agree that their obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder with respect to any provisions hereof or thereof, any right of set-off or claim which the Guarantor has against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor. Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenants that this Note Guarantee shall not be discharged until the principal of, premium, if any, and interest on the Notes and all other amounts payable by the Company under this Indenture have been paid in full, or pursuant to Section 10.06.

(c)    If any Holder or the Trustees is required by any court or otherwise to return to the Company, Guarantors or any custodian, Trustees, liquidator or other similar official acting in relation to the Company or the Guarantors, any amount paid either to the Trustees or such Holder, this Note Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

(d)    Each Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the Holders in respect of any Obligations Guaranteed hereby until payment in full of all Obligations Guaranteed hereby. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders and the Trustees, on the other hand, (1) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 6 for the purposes of this Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (2) in the event of any declaration of acceleration of such obligations as provided in Article 6, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purpose of this Note Guarantee. The Guarantors shall have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Note Guarantees.

(e)    Each Note Guarantee shall remain in full force and effect and continue to be effective should any petition be filed by or against the Company for liquidation or reorganization, should the Company become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of the Company’s assets, and shall, to the fullest extent permitted by law, continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Notes are, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee on the Notes or the Note Guarantees, whether as a “voidable preference,” “fraudulent transfer” or otherwise, all as though such payment or performance had not been made. In the event that any payment or any part thereof, is rescinded, reduced, restored or returned, the Notes shall, to the fullest extent permitted by law, be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

(f)    In case any provision of any Note Guarantee shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(g)    Each payment to be made by a Guarantor in respect of its Note Guarantee shall be made without set-off, counterclaim, reduction or diminution of any kind or nature.

Section 10.02    Limitation on Guarantor Liability.

Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Note Guarantee of such Guarantor not constitute a fraudulent conveyance or a fraudulent transfer for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal, Canadian, provincial or state law to the extent applicable to any Note Guarantee. To effectuate the foregoing intention, the Trustees, the Holders and the Guarantors hereby irrevocably agree that the obligations of each Guarantor shall be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Note Guarantee or pursuant to its contribution obligations under this Indenture, result in the obligations of such Guarantor under its Note Guarantee not constituting a fraudulent conveyance or fraudulent transfer applicable law. Each Guarantor that makes a payment under its Note Guarantee shall be entitled upon payment in full of all Guaranteed Obligations under this Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with IFRS. The obligations of each Guarantor are subject to the limitations set forth in clause (d) of Section 4.15.

Section 10.03    Execution and Delivery.

(a)    To evidence its Note Guarantee set forth in Section 10.01, each Guarantor hereby agrees that this Indenture shall be executed on behalf of such Guarantor by an Officer, director, general manager or person holding an equivalent title.

(b)    Each Guarantor hereby agrees that its Note Guarantee set forth in Section 10.01 shall remain in full force and effect notwithstanding the absence of the endorsement of any notation of such Note Guarantee on the Notes.

(c)    If the person whose signature is on this Indenture no longer holds that office at the time the U.S. Trustee authenticates any Note, the Note Guarantees shall be valid nevertheless.

(d)    The delivery of any Note by the U.S. Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Note Guarantee set forth in this Indenture on behalf of the Guarantors.

(e)    If required by Section 4.15, the Company shall cause any newly created or acquired Restricted Subsidiary to comply with the provisions of Section 4.15 and this Article 10, to the extent applicable.

Section 10.04    Subrogation.

Each Guarantor shall be subrogated to all rights of Holders against the Company in respect of any amounts paid by any Guarantor pursuant to the provisions of Section 10.01; provided that, if an Event of Default has occurred and is continuing, no Guarantor shall be entitled to enforce or receive any payments arising out of, or based upon, such right of subrogation until all amounts then due and payable by the Company under this Indenture or the Notes shall have been paid in full.

Section 10.05    Benefits Acknowledged.

Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that the guarantee and waivers made by it pursuant to its Note Guarantee are knowingly made in contemplation of such benefits.

Section 10.06    Release of Note Guarantees.

(a)    Notwithstanding anything in this Indenture to the contrary, a Note Guarantee by a Guarantor shall be automatically and unconditionally released and discharged upon:

(1)    (A) any sale, assignment, transfer, conveyance, exchange or other disposition (by merger, amalgamation, arrangement, consolidation, winding up or otherwise) of (i) all or substantially all of the assets of such Guarantor or (ii) the Capital Stock of such Guarantor after which the applicable Guarantor is no longer a Restricted Subsidiary of the Company, which sale, assignment, transfer, conveyance, exchange or other disposition in each case does not violate the provisions described in Section 4.10 and Article 5 (it being understood that only such portion of the Net Available Cash as is required to be applied on or before the date of such release in accordance with the terms of the Indenture needs to be applied in accordance therewith at such time);

(B)    the Guarantor being released or discharged from the Guarantee that resulted in the obligation of such Guarantor to Guarantee the Notes, if such Guarantor would not then otherwise be required to Guarantee the Notes pursuant to this Indenture (and treating any Note Guarantees of such Guarantor that remain outstanding as incurred at least 30 days prior to such release or discharge), except a discharge or release by or as a result of payment under such Note Guarantee, which is sufficient by itself for discharge and release of such Note Guarantee; provided that if such Person has incurred any Indebtedness in reliance on its status as a Guarantor under Section 4.09, such Guarantor’s obligations under such Indebtedness, as the case may be, so Incurred are satisfied in full and discharged or are otherwise permitted to be incurred by a Restricted Subsidiary (other than a Guarantor) under Section 4.09;

(C)    the proper designation of any Guarantor as an Unrestricted Subsidiary; or

(D)    the Company’s exercise of its Legal Defeasance option or Covenant Defeasance option in accordance with Article 8 or the Company’s obligations under this Indenture in accordance with the terms of Article 11 of this Indenture; and

(2)    the Company shall be required to deliver to the Trustees an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in this Indenture relating to such transaction and/or release have been satisfied.

(b)    At the written request of the Company, the Trustees shall execute and deliver any documents reasonably required in order to evidence such release, discharge and termination in respect of the applicable Note Guarantee.

ARTICLE 11

SATISFACTION AND DISCHARGE

Section 11.01    Satisfaction and Discharge.

(a)    This Indenture shall be discharged and will cease to be of further effect as to all Notes when either:

(1)    all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for which payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the U.S. Trustee for cancellation; or

(2)    (A) all Notes not theretofore delivered to the U.S. Trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise, will become due and payable within one year or may be called for redemption within one year under arrangements satisfactory to the U.S. Trustee for the giving of notice of redemption by the U.S. Trustee in the name, and at the expense, of the Company, and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the U.S. Trustee, as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, U.S. dollar-denominated Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the U.S. Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(B)    no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit (other than a Default or an Event of Default resulting from borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing) and the deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(C)    the Company has paid or caused to be paid all sums payable by it under this Indenture; and

(D)    the Company has delivered irrevocable instructions to the U.S. Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

(b)    In addition, the Company must deliver an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) to the Trustees, in each case stating that all conditions precedent to satisfaction and discharge have been satisfied. Notwithstanding the satisfaction and discharge of this Indenture, if money shall have been deposited with the U.S. Trustee pursuant to subclause (A) of clause (2) of Section 11.01(a), the provisions of Section 11.02 and Section 8.06 shall survive.

Section 11.02    Application of Trust Money.

(a)    Subject to the provisions of Section 8.06, all money deposited with the U.S. Trustee pursuant to Section 11.01 shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company or any Restricted Subsidiary acting as Paying Agent) as the U.S. Trustee may determine, to the Persons entitled thereto, of the principal, premium, if any, and interest for whose payment such money has been deposited with the U.S. Trustee, but such money need not be segregated from other funds except to the extent required by law.

(b)    If the U.S. Trustee or Paying Agent is unable to apply any U.S. dollars or Government Securities in accordance with Section 11.01 by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company’s and the Guarantors’ obligations under this Indenture, the Notes and the Note Guarantees shall be revived and reinstated as though no deposit had occurred pursuant to Section 11.01 until such time as the U.S. Trustee or Paying Agent is permitted to apply all such money in accordance with Section 11.02(a); provided that, if the Company makes any payment of principal, premium, if any, or interest on any Note following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders to receive such payment from the money held by the U.S. Trustee or Paying Agent.

ARTICLE 12

MISCELLANEOUS

Section 12.01    Notices.

(a)    Any notice or communication to the Company, any Guarantor or a Trustee is duly given if in writing and (1) delivered in person, (2) mailed by first-class mail (certified or registered, return receipt requested), postage prepaid, or overnight air courier guaranteeing next day delivery or (3) sent by facsimile or electronic transmission with transmission confirmed. In each case, the notice or communication shall be addressed as follows:

if to the Company or any Guarantor:

IAMGOLD Corporation

401 Bay Street

Suite 3200

P.O. Box 153

Toronto, Ontario, M5H 2Y4

Fax: (416) 360-4750

Attention: Legal Department

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

77 King Street West

Suite 3100

Toronto, Ontario M5K 1J3

Fax: (416) 981-7126

Attention: Adam M. Givertz

if to the U.S. Trustee or the Canadian Trustee:

the applicable Corporate Trust Office

with a copy to:

Computershare Trust Company, N.A.

8742 Lucent Boulevard

Suite 225

Highlands Ranch, Colorado 80129

Fax: (303) 262-0608

Attention: Corporate Trust

The Company, any Guarantor or the Trustees, by like notice, may designate additional or different addresses for subsequent notices or communications.

(b)    All notices and communications (other than those sent to Holders) shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; receipt acknowledged, if sent by facsimile or electronic transmission (in PDF format); or five days after mailing, if mailed by first-class mail to the address above in Section 12.01(a).

(c)    Any notice or communication to a Holder shall be mailed by first-class mail (certified or registered, return receipt requested) or by overnight air courier guaranteeing next day delivery to its address shown on the Note Register or by such other delivery system as either of the Trustees deem acceptable and shall be deemed to be sufficiently given if so sent within the time prescribed. Failure to send a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. Any written notice or communication that is delivered in person or mailed by first-class mail to the designated address will be deemed duly given, regardless of whether the addressee receives such notice.

(d)    Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustees, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

(e)    Where this Indenture provides for notice of any event (including any notice of redemption) to a Holder of a Global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to the Depositary for such Note (or its designee), pursuant to the applicable procedures of such Depositary, if any, prescribed for the giving of such notice.

(f)    Each of the Trustees agrees to accept and act upon notice, instructions or directions pursuant to this Indenture sent by unsecured facsimile or electronic transmission (in PDF format); provided, however, that (1) the party providing such written notice, instructions or directions, subsequent to such transmission of written instructions, shall provide the originally executed instructions or directions to such Trustee within two Business Days, (2) such originally executed notice, instructions or directions shall be signed by an authorized representative of the party providing such notice, instructions or directions and (3) receipt of such unsecured facsimile or electronic transmissions is confirmed by a Responsible Officer of the Trustees. Neither Trustee shall be liable for any losses, costs or expenses arising directly or indirectly from such Trustee’s reasonable reliance upon and compliance with such notice, instructions or directions notwithstanding such notice, instructions or directions conflict or are inconsistent with a subsequent notice, instructions or directions.

(g)    If the Company sends a notice or communication to Holders, it shall mail a copy to each of the Trustees and each Agent at the same time.

Section 12.02    Communication by Holders with Other Holders.

Holders may communicate with other Holders with respect to their rights under this Indenture or the Notes.

Section 12.03    Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Company or any Guarantor to the Trustees to take any action under this Indenture, the Company or such Guarantor, as the case may be, shall furnish to the Trustees:

(1)    an Officer’s Certificate in form and substance reasonably satisfactory to the Trustees (which shall include the statements set forth in Section 12.04) stating that, in the opinion of the signer(s), all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(2)    an Opinion of Counsel in form and substance reasonably satisfactory to the Trustees (which shall include the statements set forth in Section 12.04) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been complied with.

Section 12.04    Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate provided pursuant to Section 4.04) shall include:

(1)    a statement that the Person making such certificate or opinion has read such covenant or condition and the related definitions;

(2)    a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3)    a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with (and, in the case of an Opinion of Counsel, may be limited to reliance on an Officer’s Certificate as to matters of fact); and

(4)    a statement as to whether or not, in the opinion of such Person, such covenant or condition has been complied with.

Section 12.05    Rules by U.S. Trustee and Agents.

The U.S. Trustee may make reasonable rules for action by or at a meeting of Holders. The Canadian Trustee, Registrar or Paying Agent may make reasonable rules and set reasonable requirements for their respective functions.

Section 12.06    No Personal Liability of Directors, Officers, Employees, Members, Partners and Shareholders.

No past, present or future director, officer, employee, incorporator, member, partner or shareholder of the Company or any Guarantor shall have any liability for any obligations of the Company or the Guarantors under the Notes, the Note Guarantees or this Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation.

Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Section 12.07    Governing Law.

THIS INDENTURE, THE NOTES AND ANY NOTE GUARANTEE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 12.08    Waiver of Jury Trial.

EACH OF THE COMPANY, THE GUARANTORS AND THE TRUSTEES HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES, THE NOTE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.09    No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company or its Restricted Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 12.10    Successors.

All agreements of the Company in this Indenture and the Notes shall bind its successors. All agreements of either of the Trustees in this Indenture shall bind its successors and assigns. All agreements of each Guarantor in this Indenture shall bind its successors, except as otherwise provided in Section 10.06.

Section 12.11    Severability.

In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 12.12    Counterpart Originals.

The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Indenture and of signature pages by facsimile or.pdf transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or.pdf shall be deemed to be their original signatures for all purposes.

Section 12.13    Table of Contents, Headings, etc.

The Table of Contents, Cross-Reference Table and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 12.14    U.S.A. PATRIOT Act.

The parties hereto acknowledge that in accordance with Section 326 of the U.S.A. PATRIOT Act, the U.S. Trustee is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the U.S. Trustee. The parties to this Indenture agree that they shall provide each of the U.S. Trustee with such information as it may request in order for such Trustee to satisfy the requirements of the U.S.A. PATRIOT Act.

Section 12.15    Payments Due on Non-Business Days.

In any case where any Interest Payment Date, redemption date or repurchase date or the Stated Maturity of the Notes shall not be a Business Day, then (notwithstanding any other provision of this Indenture or of the Notes) payment of principal, premium, if any, or interest on the Notes need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date, redemption date or repurchase date, or at the Stated Maturity of the Notes; provided that no interest will accrue for the period from and after such Interest Payment Date, redemption date, repurchase date or Stated Maturity, as the case may be.

Section 12.16    Submission to Jurisdiction.

The Company and each Guarantor not organized in the United States shall appoint CT Corporation as its agent for service of process in any suit, action or proceeding with respect to this Indenture, the Notes and the Note Guarantees and for actions brought under the U.S. federal or state securities laws brought in any U.S. federal or state court located in the Borough of Manhattan in the County and City of New York. The Company and each Guarantor irrevocably and unconditionally submit to the non-exclusive jurisdiction of the U.S. federal or state courts sitting in the Borough of Manhattan in the County and City of New York over any suit, action or proceeding arising out of or relating to this Indenture, the Notes or the Note Guarantees and for actions brought under the U.S. federal or state securities laws. Service of any process on CT Corporation in any such action (and written notice of such service to the Company) shall be effective service of process against the Company or any Guarantor with respect to any such suit, action or proceeding. The Company and each Guarantor irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon the Company and each Guarantor and may be enforced in any other courts to whose jurisdiction the Company is or may be subject, by suit upon judgment. The Company and each Guarantor further agrees that nothing herein shall affect any Holder’s right to effect service of process in any other manner permitted by law or bring a suit action or proceeding (including a proceeding for enforcement of a judgment) in any other court or jurisdiction in accordance with applicable law.

Section 12.17    Waiver of Immunity.

To the extent that each of the Company and the Guarantors, or any of their respective properties, assets or revenues may have or may hereafter become entitled to, or have attributed to each of the Company and the Guarantors, any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of any Canadian, New York state or U.S. federal court, from service of process, from attachment upon or prior to judgment, from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any such court in which proceedings may at any time be commenced, with respect to the obligations and liabilities of each of the Company and the Guarantors or any other matter under or arising out of or in connection with this Indenture, each of the Company and the Guarantors hereby irrevocably and unconditionally waives or will waive such right to the extent permitted by applicable law, and agrees not to plead or claim, any such immunity and consent to such relief and enforcement.

Section 12.18    Conversion of Currency.

If for the purposes of obtaining judgment in any court it is necessary to convert a sum due under this Indenture to the Holder from U.S. dollars to another currency, the Company and each Guarantor has agreed, and each Holder by holding such Note will be deemed to have agreed, to the fullest extent that the Company, each Guarantor and they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures such Holder could purchase U.S. dollars with such other currency in New York City, New York on the Business Day preceding the day on which final judgment is given.

The Company’s and Guarantors’ obligations to any Holder will, notwithstanding any judgment in a currency (the “Judgment Currency”) other than U.S. dollars, be discharged only to the extent that on the Business Day following receipt by such Holder or the U.S. Trustee, as the case may be, of any amount in such Judgment Currency, such Holder may in accordance with normal banking procedures purchase U.S. dollars with the Judgment Currency. If the amount of the U.S. dollars so purchased is less than the amount originally to be paid to such Holder or the U.S. Trustee in the Judgment Currency (as determined in the manner set forth in the preceding paragraph), as the case may be, each of the Company and the Guarantors, jointly and severally, agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Holder and the U.S. Trustee, as the case may be, against any such loss. If the amount of the U.S. dollars so purchased is more than the amount originally to be paid to such Holder or the U.S. Trustee, as the case may be, such Holder or the U.S. Trustee, as the case may be, will pay the Company and the Guarantors, such excess; provided that such Holder or the U.S. Trustee, as the case may be, shall not have any obligation to pay any such excess as long as a Default under the Notes or this Indenture has occurred and is continuing or if the Company or the Guarantors shall have failed to pay any Holder or the U.S. Trustee any amounts then due and payable under such Note or this Indenture, in which case such excess may be applied by such Holder or the U.S. Trustee to such Obligations.

ARTICLE 13

SUBORDINATION

Section 13.01    Agreement to Subordinate.

The Company and each Guarantor agree, and each Holder by accepting a Note and the related Guarantees agrees, that (i) the Indebtedness evidenced by (a) the Notes, including, but not limited to, the payment of principal of, premium, if any, and interest on the Notes, and any other payment Obligation of the Company in respect of the Notes (including any obligation to repurchase the Notes) is subordinated in right of payment, to the extent and in the manner provided in this Article 13, to the prior payment in full in cash of all Designated Senior Debt of the Company (for as long as it continues to constitute Designated Senior Debt) (whether outstanding on the Issue Date or thereafter created, incurred, assumed or guaranteed) and (b) the Guarantees and other payment Obligations in respect of the Guarantees are subordinated in right of payment, to the extent and in the manner provided in this Article 13, to the prior payment in full in cash of all Designated Senior Debt of each Guarantor (for as long as it continues to constitute Designated Senior Debt) and (ii) such subordination is for the benefit of the holders of Designated Senior Debt.

All Designated Senior Debt now or hereafter existing shall not be deemed to have been paid in full unless the holders or owners thereof shall have received payment in full in cash (or other form of payment consented to by the holders of such Designated Senior Debt) with respect to such Designated Senior Debt and all other Obligations with respect thereto.

Section 13.02    Liquidation; Dissolution; Bankruptcy.

(a)    Upon any payment or distribution of property or securities to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, or in an assignment for the benefit of creditors or any marshalling of the Company’s assets and liabilities:

(1)    the holders of Designated Senior Debt of the Company shall be entitled to receive payment in full in cash of all Obligations in respect of such Designated Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Designated Senior Debt, whether or not a claim for such interest would be allowed in such proceeding), and to have all unmatured or contingent Obligations of the Company under letters of credit or any of the agreements, transactions or arrangements described in clause (iii) of the definition of Designated Senior Debt to be fully cash-collateralized, before the Holders of Notes shall be entitled to receive any payment or distribution with respect to the Notes and related Obligations (except in each case that Holders of Notes may receive and retain (A) Permitted Junior Securities and (B) payments made from any defeasance trust created pursuant to Sections 8.04 and 8.05 hereof provided, that the applicable deposit did not violate Article 8 or 13 of this Indenture; and

(2)    until all Obligations with respect to Designated Senior Debt of the Company (as provided in subsection (a)(1) above) are paid in full in cash, and all unmatured or contingent Obligations of the Company under letters of credit or any of the agreements, transaction or arrangements described in clause (iii) of the definition of Designated Senior Debt are fully cash-collateralized, any payment or distribution to which the Holders of the Notes and the related Note Guarantees would be entitled but for this Article 13 shall be made to holders of Designated Senior Debt of the Company (except that Holders of the Notes and the related Guarantees may receive and retain (A) Permitted Junior Securities and (B) and payments made from any defeasance trust created pursuant to Sections 8.04 and 8.05 hereof provided, that the applicable deposit did not violate Article 8 or 13 of this Indenture.

(b)    Upon any payment or distribution of property or securities to creditors of a Guarantor in a liquidation or dissolution of such Guarantor or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to such Guarantor or its property, or in an assignment for the benefit of creditors or any marshalling of such Guarantor’s assets and liabilities:

(1)    the holders of Designated Senior Debt of such Guarantor shall be entitled to receive payment in full in cash of all Obligations in respect of such Designated Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Designated Senior Debt, whether or not a claim for such interest would be allowed in such proceeding), and to have all unmatured or contingent Obligations of such Guarantor under letters of credit or any of the agreements, transaction or arrangements described in clause (iii) of the definition of Designated Senior Debt to be fully cash-collateralized, before the Holders of the Notes and the related Guarantees shall be entitled to receive any payment or distribution with respect to the Guarantee made by such Guarantor (except in each case that Holders of the Notes and the related Guarantees may receive and retain (A) Permitted Junior Securities and (B) and payments made from any defeasance trust created pursuant to Sections 8.04 and 8.05 hereof provided, that the applicable deposit did not violate Article 8 or 13 of this Indenture); and

(2)    until all Obligations with respect to Designated Senior Debt of such Guarantor (as provided in subsection (b)(1) above) are paid in full in cash, and all unmatured or contingent Obligations of such Guarantor under letters of credit or any of the agreements, transaction or arrangements described in clause (iii) of the definition of Designated Senior Debt are fully cash-collateralized, any payment or distribution to which the Holders of the Notes and the related Guarantees would be entitled shall be made to holders of Designated Senior Debt of such Guarantor (except that Holders of the Notes and the related Guarantees may receive and retain (A) Permitted Junior Securities and (B) payments made from any defeasance trust created pursuant to Sections 8.04 and 8.05 hereof provided, that the applicable deposit did not violate Article 8 or 13 of this Indenture).

Under the circumstances described in this Section 13.02, the Company, any Guarantor or any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar person making any payment or distribution of cash or other property or securities is authorized and instructed to make any payment or distribution to which the Holders of the Notes and the related Guarantees would otherwise be entitled (other than (A) Permitted Junior Securities and (B) payments made from any defeasance trust referred to in the second parenthetical clause of each of clauses (a)(1), (a)(2), (b)(1) and (b)(2) above, which shall be delivered or paid to the Holders of the Notes as set forth in such clauses) directly to the holders of the Designated Senior Debt of the Company and any Guarantor, as applicable, (pro rata to such holders on the basis of the respective amounts of Designated Senior Debt of the Company and any Guarantor, as applicable, held by such holders) or their Representatives, or to any trustee or trustees under any other indenture pursuant to which any such Designated Senior Debt may have been issued, as their respective interests appear, to the extent necessary to pay all such Designated Senior Debt in full, in cash or cash equivalents after giving effect to any concurrent payment, distribution or provision thereof or to or for the holders of such Designated Senior Debt.

To the extent any payment of or distribution in respect of Designated Senior Debt (whether by or on behalf of the Company or any Guarantor, as proceeds of security or enforcement of any right of setoff or otherwise) is declared to be fraudulent or preferential, set aside or required to be paid to any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person under any bankruptcy, insolvency, receivership, fraudulent conveyance or similar law, then if such payment or distribution is recovered by, or paid over to, such receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person, the Designated Senior Debt or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred. To the extent the obligation to repay any Designated Senior Debt is declared to be fraudulent, invalid or otherwise set aside under any bankruptcy, insolvency, receivership, fraudulent conveyance or similar law, then the obligation so declared fraudulent, invalid or otherwise set aside (and all other amounts that would come due with respect thereto had such obligation not been so affected) shall be deemed to be reinstated and outstanding as Designated Senior Debt for all purposes hereof as if such declaration, invalidity or setting aside had not occurred.

Section 13.03    Default on Designated Senior Debt.

(a)    The Company and the Guarantors may not make any payment (whether by redemption, purchase, retirements, defeasance or otherwise) upon or in respect of the Notes and the related Note Guarantees (other than (A) Permitted Junior Securities or (B) payments and other distributions made from any defeasance trust created pursuant to Sections 8.04 and 8.05 hereof if the applicable deposit did not violate Article 8 or 13 of this Indenture) until all principal and other Obligations with respect to the Designated Senior Debt of the Company and the Guarantors have been paid in full if:

(i)    a default in the payment of any principal of, premium, if any, or interest on or other Obligations with respect to Designated Senior Debt occurs; or

(ii)    any other default occurs and is continuing with respect to Designated Senior Debt that permits, or with the giving of notice or passage of time or both (regardless of whether such notice or grace period provisions are within the agreements governing the Designated Senior Debt or within any agreements or instruments which would trigger a cross-default under any Designated Senior Debt)

would permit, holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and the Trustees receive a notice of the default (a “Payment Blockage Notice”) from the Company or the holders or a Representative of any Designated Senior Debt. If a Trustee receives any such Payment Blockage Notice, no subsequent Payment Blockage Notice shall be effective for purposes of this Section 13.03 unless and until 360 days shall have elapsed since the date of commencement of the payment blockage period resulting from the immediately prior Payment Blockage Notice. No nonpayment default in respect of any Designated Senior Debt that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustees (to the extent the holder or the Representative of the Designated Senior Debt giving such Payment Blockage Notice had knowledge of the same) shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been waived for a period of not less than 90 days.

(b)    The Company shall resume payments on and distributions in respect of the Notes and any Guarantor shall resume making payments and distributions pursuant to the Note Guarantees upon:

(i)    in the case of a default referred to in Section 13.03(a)(i) hereof the date upon which the default is cured or waived or such Designated Senior Debt is discharged or paid in full, and

(ii)    in the case of a default referred to in Section 13.03(a)(ii) hereof, the earliest of (1) the date on which such nonpayment default is cured or waived, (2) the date the applicable Payment Blockage Notice is retracted by written notice to the Trustees or (3) 179 days after the date on which the applicable Payment Blockage Notice is received unless (in the case of each of the foregoing subclauses (1) through (3)) (A) the maturity of any Designated Senior Debt has been accelerated or (B) a Default or Event of Default under Section 6.01(a)(7) or (8) has occurred and is continuing, if this Article otherwise permits the payment or distribution at the time of such payment or acquisition.

Section 13.04    Acceleration of the Notes.

The Company shall promptly notify the holders of Designated Senior Debt of the occurrence of any Default or Event of Default. If payment of the Notes is accelerated because of an Event of Default, the Company shall promptly notify holders of Designated Senior Debt of the acceleration.

Section 13.05    When Distribution Must be Paid Over.

In the event that a Trustee or any Holder receives any payment or distribution of or in respect of any Obligations with respect to the Notes or the Note Guarantees at a time when such payment or distribution is prohibited by Section 13.02 or Section 13.03 hereof, such payment or distribution shall be held by such Trustee (if such Trustee has actual knowledge that such payment or distribution is prohibited by Section 13.02 or Section 13.03) or such Holder, in trust for the benefit of, and shall be paid forthwith over and delivered to, the holders of

Designated Senior Debt as their interests may appear or to their Representative under the indenture or other agreement (if any) pursuant to which such Designated Senior Debt may have been issued, as their respective interests may appear, for application to the payment of all Obligations with respect to Designated Senior Debt remaining unpaid to the extent necessary to pay such Obligations in full in accordance with their terms, after giving effect to any concurrent payment or distribution to or for the holders of Designated Senior Debt.

With respect to the holders of Designated Senior Debt, each Trustee undertake to perform only such obligations on the part of such Trustee as are specifically set forth in this Article 13, and no implied covenants or obligations with respect to the holders of Designated Senior Debt shall be read into this Indenture against either Trustee. Neither Trustee shall be deemed to owe any fiduciary duty to the holders of Designated Senior Debt, and, except as provided in Section 13.11, shall not be liable to any such holders if a Trustee shall pay over or distribute to or on behalf of Holders of the Notes or the Company, the Guarantors or any other Person money or assets to which any holders of Designated Senior Debt shall be entitled by virtue of this Article 13, except if such payment is made as a result of the willful misconduct or negligence of such Trustee.

Section 13.06    Notice by Company.

The Company and the Guarantors shall promptly notify the Trustees and the Paying Agent of any facts known to the Company or any Guarantor that would cause a payment of any Obligations with respect to the Notes or the related Note Guarantees to violate this Article 13, but failure to give such notice shall not affect the subordination of the Notes and the related Note Guarantees to the Designated Senior Debt as provided in this Article 13.

Section 13.07    Subrogation.

After all Designated Senior Debt is paid in full and until the Notes are paid in full, Holders of the Notes and the related Guarantees shall be subrogated (equally and ratably with all other Indebtedness pari passu with the Notes and the Note Guarantees) to the rights of holders of Designated Senior Debt to receive distributions and payments applicable to Designated Senior Debt to the extent that distributions and payments otherwise payable to the Holders of the Notes and the related Note Guarantees have been applied to the payment of Designated Senior Debt. A payment or distribution made under this Article 13 to holders of Designated Senior Debt that otherwise would have been made to Holders of the Notes and the related Note Guarantees is not, as between the Company and Holders of the Notes, a payment by the Company on the Notes.

Section 13.08    Relative Rights.

This Article 13 defines the relative rights of Holders of the Notes and the related Note Guarantees and holders of Designated Senior Debt. Nothing in this Indenture shall:

(1)    impair, as between the Company and Holders of the Notes, the obligation of the Company, which is absolute and unconditional, to pay principal of and interest on the Notes in accordance with their terms;

(2)    affect the relative rights of Holders of the Notes and the related Note Guarantees and creditors of the Company other than their rights in relation to holders of Designated Senior Debt; or

(3)    prevent either Trustee or any Holder from exercising its available remedies upon a Default or Event of Default, subject to the rights of holders and owners of Designated Senior Debt to receive distributions and payments otherwise payable to Holders of the Notes and the related Note Guarantees.

If the Company fails because of this Article 13 to pay principal of or interest on a Note on the due date, the failure is still a Default or Event of Default.

Section 13.09    Subordination May Not be Impaired by Company or the Guarantors.

No right of any present or future holders of any Designated Senior Debt to enforce subordination as provided in this Article 13 will at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or any Guarantor or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Company or any Guarantor with the terms of this Indenture, regardless of any knowledge thereof that any such holder of Designated Senior Debt may have or otherwise be charged with. The provisions of this Article 13 are intended to be for the benefit of, and shall be enforceable directly by, the holders of Designated Senior Debt.

Section 13.10    Payment, Distribution or Notice to Representative.

Whenever a payment or distribution is to be made or a notice given to holders of Designated Senior Debt, the distribution may be made and the notice given to their Representative.

Upon any payment or distribution of assets or securities of the Company or any Guarantor referred to in this Article 13, each Trustee and the Holders of the Notes and the Note Guarantees shall be entitled to rely upon any order or decree made by any court of competent jurisdiction or upon any certificate of such Representative or of the liquidating trustee or agent or other Person making any payment or distribution to such Trustee or to the Holders of the Notes and the Note Guarantees for the purpose of ascertaining the Persons entitled to participate in such payment or distribution, the holders of the Designated Senior Debt and other Indebtedness of the Company or any Guarantor, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 13.

Section 13.11    Rights of Trustees and Paying Agent.

Notwithstanding the provisions of this Article 13 or any other provision of this Indenture, neither Trustee shall be charged with knowledge of the existence of any facts that would prohibit the making of any payment or distribution by such Trustee, and the U.S. Trustee and the Paying Agent may continue to make payments on the Notes and the Note Guarantees, unless the Trustees shall have received at their Corporate Trust Office at least one Business Day prior to the date of such payment written notice of facts that would cause the payment of any Obligations with respect to the Notes or Note Guarantees to violate this Article 13. Only the

Company or a Representative may give the notice. Nothing in this Article 13 shall impair the claims of, or payments to, either Trustee under or pursuant to Section 7.06 hereof.

Each Trustee in its individual or any other capacity may hold Designated Senior Debt with the same rights they would have if it were not Trustee. Any Agent may do the same with like rights.

Section 13.12    Authorization to Effect Subordination.

Each Holder of the Notes by the Holder’s acceptance thereof authorizes and directs each Trustee on such Holder’s behalf to take such action as may be necessary or appropriate to effectuate the subordination as provided in this Article 13, and appoints each Trustee to act as the Holder’s attorney-in-fact for any and all such purposes. If a Trustee does not file a proper proof of claim or proof of debt in the form required in any proceeding referred to in Section 6.09 hereof at least 30 days before the expiration of the time to file such claim, the Representatives or any lender under the Senior Credit Facility is hereby authorized to file an appropriate claim for and on behalf of the Holders of the the Notes and the related Guarantees.

Section 13.13    Amendments.

No amendment may be made to the provisions of or the definitions of any terms appearing in this Article 13, or to the provisions of Section 6.02 relating to the Designated Senior Debt, that adversely affects the rights of any holder of Designated Senior Debt then outstanding unless the holders of such Designated Senior Debt (or any group or Representative authorized to give a consent on behalf of such holders) consent to such change.

Section 13.14    No Waiver of Subordination Provisions.

Without in any way limiting the generality of Section 13.08 of this Indenture, the holders of Designated Senior Debt may, at any time and from time to time, without the consent of or notice to the Trustees or the Holders, without incurring responsibility to the Holders and without impairing or releasing the subordination provided in this Article 13 or the obligations hereunder of the Holders to the holders of Designated Senior Debt, do any one or more of the following: (a) amend, modify, supplement, restate or replace of any of terms, covenants, conditions or other provisions of any Designated Senior Debt or any instrument or agreement under which Designated Senior Debt is outstanding or secured, including, but not limited to change the manner, place or terms of payment or extend the time of payment of, or renew or alter, in any manner any Designated Senior Debt; (b) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing Designated Senior Debt; (c) release any Person liable in any manner for the collection of Designated Senior Debt; and (d) exercise or refrain from exercising any rights against the Company and each Guarantor and any other Person.

[Signatures on following page]

IAMGOLD CORPORATION

By:
	Name:	Carol Banducci
	Title:	Executive Vice President & Chief Financial Officer

[Signature Page to Indenture]

AGEM LTD., as a Guarantor

By:
	Name:	James Collie
	Title:	Director

[Signature Page to Indenture]

REPADRE CAPITAL (BVI) INC.,
as a Guarantor

By:
	Name:	James Collie
	Title:	Director

[Signature Page to Indenture]

ROSEBEL GOLD MINES N.V., as a Guarantor

By:
	Name:	Carol Banducci
	Title:	Chief Financial Officer

[Signature Page to Indenture]

2324010 ONTARIO INC., as a Guarantor

By:
	Name:	Carla Estevao-Machado
	Title:	Corporate Secretary

[Signature Page to Indenture]

TRELAWNEY MINING AND EXPLORATION INC., as a Guarantor

By:
	Name:	Tim Bradburn
	Title:	Corporate Secretary

[Signature Page to Indenture]

IAMGOLD ESSAKANE S.A., as a Guarantor

By:
	Name:	Oumar Toguyeni
	Title:	Chairman of the Board

[Signature Page to Indenture]

COMPUTERSHARE TRUST COMPANY, N.A., as U.S. Trustee

By:
	Name:	Robert H. Major
	Title:	Vice President

[Signature Page to Indenture]

COMPUTERSHARE TRUST COMPANY OF CANADA, as Canadian Trustee

By:
	Name:	Sam Golder
	Title:	Corporate Trust Officer

By:
	Name:	Stanley Kwan
	Title:	Associate Trust Officer

[Signature Page to Indenture]

APPENDIX A

PROVISIONS RELATING TO

INITIAL NOTES AND ADDITIONAL NOTES

Section 1.1    Definitions.

(a)    Capitalized Terms.

Capitalized terms used but not defined in this Appendix A have the meanings given to them in the Indenture. The following capitalized terms have the following meanings:

“Applicable Procedures” means, with respect to any transfer or transaction involving a Global Note or beneficial interest therein, the rules and procedures of the Depositary for such Global Note, Euroclear or Clearstream, in each case to the extent applicable to such transaction and as in effect from time to time.

“Clearstream” means Clearstream Banking, Société Anonyme, or any successor securities clearing agency.

“Euroclear” means Euroclear Bank S.A./N.Y., as operator of Euroclear systems clearance system or any successor securities clearing agency.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Regulation S” means Regulation S promulgated under the Securities Act.

“Rule 144” means Rule 144 promulgated under the Securities Act.

“Rule 144A” means Rule 144A promulgated under the Securities Act.

“Transfer Restricted Notes” means Definitive Notes and any other Notes that bear or are required to bear the Restricted Notes Legend.

(b)    Other Definitions.

Term:	Defined in Section:
“Agent Members”	2.1(c)
“Canadian Restricted Legend”	2.3(d)
“Definitive Notes Legend”	2.3(d)
“Global Note”	2.1(b)
“Global Notes Legend”	2.3(d)
“Regulation S Global Note”	2.1(b)
“Regulation S Notes”	2.1(a)
“Restricted Notes Legend”	2.3(d)
“Rule 114A Global Note”	2.1(b)
“Rule 144A Notes”	2.1(a)

Appendix A-1

Section 2.1    Form and Dating

(a)    The Initial Notes issued on the date hereof shall be (i) offered and sold by the Company to the Initial Purchasers and (ii) resold, initially only (1) to QIBs in reliance on Rule 144A (“Rule 144A Notes”) and (2) in reliance on Regulation S (“Regulation S Notes”). Such Initial Notes may thereafter be transferred to, among others, QIBs, and purchasers in reliance on Regulation S.

(b)    Global Notes. Rule 144A Notes shall be issued initially in the form of one or more permanent global Notes in definitive, fully registered form, numbered A-1 upward (collectively, the “Rule 144A Global Note”) and Regulation S Notes shall be issued initially in the form of one or more global Notes, numbered S-1 upward (collectively, the “Regulation S Global Note”), in each case without interest coupons and bearing the Global Notes Legend and Restricted Notes Legend, which shall be deposited on behalf of the purchasers of the Notes represented thereby with the Custodian, and registered in the name of the Depositary or a nominee of the Depositary, duly executed by the Company and authenticated by the U.S. Trustee as provided in the Indenture. The Rule 144A Global Note, the Regulation S Global Note are each referred to herein as a “Global Note” and are collectively referred to herein as “Global Notes.” Each Global Note shall represent such of the outstanding Notes as shall be specified in the “Schedule of Exchanges of Interests in the Global Note” attached thereto and each shall provide that it shall represent the aggregate principal amount of Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as applicable, to reflect exchanges and redemptions. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby shall be made by the U.S. Trustee or the Custodian, at the direction of the U.S. Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.06 of the Indenture and Section 2.3(c) of this Appendix A.

(c)    Book-Entry Provisions. This Section 2.1(c) shall apply only to a Global Note deposited with or on behalf of the Depositary.

The Company shall execute and the U.S. Trustee shall, in accordance with this Section 2.1(c) and Section 2.2 of this Appendix A, and pursuant to an Authentication Order of the Company, authenticate and deliver initially one or more Global Notes that (i) shall be registered in the name of the Depositary for such Global Note or Global Notes or the nominee of such Depositary and (ii) shall be delivered by the U.S. Trustee to such Depositary or pursuant to such Depositary’s instructions or held by Computershare Trust Company, N.A., a national association, as Custodian.

Members of, or participants in, the Depositary (“Agent Members”) shall have no rights under the Indenture with respect to any Global Note held on their behalf by the Depositary or by Computershare Trust Company, N.A., a national association, as Custodian, or under such Global Note, and the Depositary may be treated by the Company, the Trustees and any agent of the Company or the Trustees as the absolute owner of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the

Appendix A-2

Trustees or any agent of the Company or the Trustees from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices of such Depositary governing the exercise of the rights of a holder of a beneficial interest in any Global Note.

(d)    Definitive Notes. Except as provided in Section 2.4 of this Appendix A, owners of beneficial interests in Global Notes shall not be entitled to receive physical delivery of Definitive Notes and then only in accordance with Section 2.3.

Section 2.2    Authentication Order. The U.S. Trustee shall authenticate and make available for delivery upon receipt of an Authentication Order from the Company (a) Initial Notes for original issue on the Issue Date in an aggregate principal amount of $400,000,000 and (b) subject to the terms of the Indenture, Additional Notes. Such Authentication Order shall specify the amount of the Notes to be authenticated, the date on which the original issue of Notes is to be authenticated and whether the Notes are to be Initial Notes, Additional Notes.

Section 2.3    Transfer and Exchange.

(a)    Transfer and Exchange of Definitive Notes for Definitive Notes. When Definitive Notes are presented to the Registrar with a request:

(i) to register the transfer of such Definitive Notes; or

(ii)    to exchange such Definitive Notes for an equal principal amount of Definitive Notes of other authorized denominations,

the Registrar shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Definitive Notes surrendered for transfer or exchange:

(1)    shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing; and

(2)    in the case of Definitive Notes that are Transfer Restricted Notes, they are accompanied by the following additional information and documents, as applicable:

(A) if such Definitive Notes are being delivered to the Registrar by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect (in the form set forth on the reverse side of the Initial Note); or

(B)    if such Definitive Notes are being transferred to the Company, a certification to that effect (in the form set forth on the reverse side of the Initial Note); or

(C)    if such Definitive Notes are being transferred pursuant to an exemption from registration in accordance with (i) Rule 144A, (ii) Regulation S,

Appendix A-3

(iii) Rule 144 under the Securities Act or (iv) in reliance upon another exemption from the registration requirements of the Securities Act, (x) a certification to that effect (in the form set forth on the reverse side of the Initial Note) and (y) if the Company or the Trustees so requests in connection with transfers described in clauses (ii), (iii) or (iv), an Opinion of Counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the applicable legend set forth in Section 2.3(d)(i) of this Appendix A.

(b)    Restrictions on Transfer of a Definitive Note for a Beneficial Interest in a Global Note. A Definitive Note may not be exchanged for a beneficial interest in a Global Note except upon satisfaction of (i) the requirements set forth below and (ii) the restrictions set forth in the Restricted Notes Legend. Upon receipt by the U.S. Trustee of a Definitive Note, duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Registrar, together with:

(i)    (A) certification (in the form set forth on the reverse side of the Initial Note) that such Definitive Note is being transferred (1) to a Person who the transferor reasonably believes is a QIB and in accordance with Rule 144A or (2) outside the United States of America in an offshore transaction within the meaning of Regulation S and in compliance with Rule 904 under the Securities Act and (B) such other certification and Opinion of Counsel as the Company or the Trustees shall require; and

(ii)    written instructions directing the U.S. Trustee to make, or to direct the Custodian to make, an adjustment on its books and records with respect to such Global Note to reflect an increase in the aggregate principal amount of the Notes represented by the Global Note, such instructions to contain information regarding the Depositary account to be credited with such increase, the U.S. Trustee shall cancel such Definitive Note and cause, or direct the Custodian to cause, in accordance with the standing instructions and procedures existing between the Depositary and the Custodian, the aggregate principal amount of Notes represented by the Global Note to be increased by the aggregate principal amount of the Definitive Note to be exchanged and shall credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Global Note equal to the principal amount of the Definitive Note so canceled. If no Global Notes are then outstanding, the Company may issue and the Trustees shall authenticate, upon receipt of an Authentication Order of the Company in the form of an Officer’s Certificate, a new Global Note in the appropriate principal amount.

(c)    Transfer and Exchange of Global Notes. (i) The transfer and exchange of Global Notes or beneficial interests therein shall be effected through the Depositary, in accordance with the Indenture (including applicable restrictions on transfer set forth herein, if any) and the procedures of the Depositary therefor. A transferor of a beneficial interest in a Global Note shall deliver to the Registrar a written order given in accordance with the Depositary’s procedures containing information regarding the participant account of the Depositary to be credited with a beneficial interest in such Global Note or another Global Note, and such account shall be credited in accordance with such order with a beneficial interest in the applicable Global Note, and the account of the Person making the transfer shall be debited by an

Appendix A-4

amount equal to the beneficial interest in the Global Note being transferred. Transfers by an owner of a beneficial interest in a Rule 144A Global Note to a transferee who takes delivery of such interest through a Regulation S Global Note, shall be made only upon receipt by the U.S. Trustee of a certification in the form provided on the reverse side of the Initial Notes from the transferor.

(ii)    If the proposed transfer is a transfer of a beneficial interest in one Global Note to a beneficial interest in another Global Note, the Registrar shall reflect on its books and records the date and an increase in the principal amount of the Global Note to which such interest is being transferred in an amount equal to the principal amount of the interest to be so transferred, and the Registrar shall reflect on its books and records the date and a corresponding decrease in the principal amount of the Global Note from which such interest is being transferred. If the Company or the Trustees so requests in connection with transfer of a beneficial interest in one Global Note to a beneficial interest in another Global Note, such request for transfer shall be accompanied by an opinion of counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the applicable legend set forth in Section 2.3(d)(i) of this Appendix A.

(iii)    Notwithstanding any other provisions of this Appendix A, a Global Note may not be transferred except as a whole and not in part by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

(d)    Legends.

(i)    Except as permitted by this Section 2.3(d) of this Appendix A, each Note certificate evidencing the Global Notes and the Definitive Notes (and all Notes issued in exchange therefor or in substitution thereof) shall bear a legend in substantially the following form (each defined term in the legend being defined as such for purposes of the legend only) (“Restricted Notes Legend”; and the third paragraph of which is herein referred to as the “Canadian Restricted Legend”):

THE SECURITY (OR ITS PREDECESSOR) EVIDENCED HEREBY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER SECTION 5 OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THE SECURITY EVIDENCED HEREBY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THE SECURITY EVIDENCED HEREBY IS HEREBY NOTIFIED THAT THE SELLER MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER. THE HOLDER OF THE SECURITY EVIDENCED HEREBY AGREES FOR THE BENEFIT OF THE COMPANY THAT (A) SUCH SECURITY MAY BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (1)(a) INSIDE THE UNITED STATES TO A PERSON WHO

Appendix A-5

THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A UNDER THE SECURITIES ACT, (b) OUTSIDE THE UNITED STATES TO A FOREIGN PERSON IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (c) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF APPLICABLE) OR (d) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY IF THE COMPANY SO REQUESTS), (2) TO THE COMPANY OR (3) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THE SECURITY EVIDENCED HEREBY OF THE RESALE RESTRICTIONS SET FORTH IN CLAUSE (A) ABOVE. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 FOR RESALE OF THE SECURITY EVIDENCED HEREBY.

UNDER CANADIAN SECURITIES LAWS, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JULY 17, 2017.

Each Definitive Note shall bear the following additional legend (“Definitive Notes Legend”):

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH REGISTRAR AND TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

Each Global Note shall bear the following additional legend (“Global Notes Legend”):

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), NEW YORK, NEW YORK, TO IAMGOLD CORPORATION OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS

Appendix A-6

WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO DTC, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.

(ii)    Upon any sale or transfer of a Transfer Restricted Note that is a Definitive Note, the Registrar shall permit the Holder thereof to exchange such Transfer Restricted Note for a Definitive Note that does not bear the Restricted Notes Legend and the Definitive Notes Legend and rescind any restriction on the transfer of such Transfer Restricted Note if the Holder certifies in writing to the Registrar that its request for such exchange was made in reliance on Rule 144 (such certification to be in the form set forth on the reverse side of the Initial Notes).

(iii)    Notwithstanding anything in the Indenture or this Appendix A to the contrary, the Canadian Restricted Legend will appear on any Initial Notes or Additional Notes that are issued prior to the date specified in the Canadian Restricted Legend, unless the Canadian Restricted Legend is no longer required under any applicable Canadian securities laws.

(e)    Cancellation or Adjustment of Global Note. At such time as all beneficial interests in a Global Note have either been exchanged for Definitive Notes, transferred, redeemed, repurchased or canceled, such Global Note shall be returned by the Depositary to the U.S. Trustee for cancellation or retained and canceled by the U.S. Trustee. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for Definitive Notes, transferred in exchange for an interest in another Global Note, redeemed, repurchased or canceled, the principal amount of Notes represented by such Global Note shall be reduced and an adjustment shall be made on the books and records of the U.S. Trustee (if it is then the Custodian for such Global Note) with respect to such Global Note, by the U.S. Trustee or the Custodian, to reflect such reduction.

(f)    Obligations with Respect to Transfers and Exchanges of Notes.

(i)    To permit registrations of transfers and exchanges, the Company shall execute and the U.S. Trustee, upon receipt of an Authentication Order, shall authenticate, Definitive Notes and Global Notes at the Registrar’s request.

(ii)    No service charge shall be made for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax, assessments, or similar governmental charge payable in connection therewith (other than any such transfer taxes, assessments or similar governmental charge payable upon exchanges pursuant to Sections 2.10, 3.06, 3.10, 4.10, 4.14 and 9.04 of the Indenture).

Appendix A-7

(iii)    Prior to the due presentation for registration of transfer of any Note, the Company, the Trustees, the Paying Agent or the Registrar may deem and treat the person in whose name a Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest (other than pursuant to Section 2.12 of the Indenture) on such Note and for all other purposes whatsoever, whether or not such Note is overdue, and none of the Company, the Trustees, the Paying Agent or the Registrar shall be affected by notice to the contrary.

(iv)    All Notes issued upon any transfer or exchange pursuant to the terms of the Indenture shall evidence the same debt and shall be entitled to the same benefits under the Indenture as the Notes surrendered upon such transfer or exchange.

(v)    The Company, the Registrar and the Trustees may request such evidence as may be reasonably requested by them to determine the identity and signatures of the transferor and the transferee.

(g)    No Obligation of the Trustees.

(i)    The Trustees shall have no responsibility or obligation to any beneficial owner of a Global Note, a member of, or a participant in the Depositary or any other Person with respect to the accuracy of the records of the Depositary or its nominee or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depositary) of any notice (including any notice of redemption or repurchase) or the payment of any amount, under or with respect to such Notes. All notices and communications to be given to the Holders and all payments to be made to Holders under the Notes shall be given or made only to the registered Holders (which shall be the Depositary or its nominee in the case of a Global Note). The rights of beneficial owners in any Global Note shall be exercised only through the Depositary subject to the applicable rules and procedures of the Depositary. The Trustees may rely and shall be fully protected in relying upon information furnished by the Depositary with respect to its members, participants and any beneficial owners.

(ii)    The Trustees shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depositary participants, members or beneficial owners in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of the Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

(h)    Any purported transfer of such note, or any interest therein to a purchaser or transferee that does not comply with the requirements specified in this Section 2.3 will be of no force and effect and shall be null and void ab initio.

Appendix A-8

Section 2.4    Definitive Notes.

(a)    The U.S. Trustee shall promptly exchange a Global Note deposited with the Depositary or with Computershare Trust Company, N.A., a national association, as Custodian pursuant to Section 2.1 of this Appendix A for Definitive Notes in an aggregate principal amount equal to the principal amount of such Global Note, in exchange for such Global Note, if (i) the Depositary notifies the Company that it is unwilling or unable to continue as a Depositary for such Global Note or if at any time the Depositary ceases to be a “clearing agency” registered under the Exchange Act and, in each case, a successor depositary is not appointed by the Company within 90 days of such notice or after the Company becomes aware of such cessation, or (ii) an Event of Default has occurred and is continuing and the Registrar has received a request from the Depositary or (iii) the Company, in its sole discretion and subject to the procedures of the Depositary, notifies the Trustees in writing that it elects to cause the issuance of Definitive Notes under the Indenture.

(b)    Any Global Note that is transferable to the beneficial owners thereof pursuant to this Section 2.4 shall be surrendered by the Depositary to the Trustees, to be so transferred, in whole or from time to time in part, without charge, and the Trustees shall authenticate and deliver, upon such transfer of each portion of such Global Note, an equal aggregate principal amount of Definitive Notes of authorized denominations. Any portion of a Global Note transferred pursuant to this Section 2.4 shall be executed, authenticated and delivered only in denominations of $2,000 and integral multiples of $1,000 in excess thereof and registered in such names as the Depositary shall direct. Any certificated Initial Note or Additional Note in the form of a Definitive Note delivered in exchange for an interest in the Global Note shall bear the Restricted Notes Legend.

(c)    The registered Holder of a Global Note may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under the Indenture or the Notes.

(d)    In the event of the occurrence of any of the events specified in Section 2.4(a)(i), (ii) or (iii) of this Appendix A, the Company shall promptly make available to the Trustees a reasonable supply of Definitive Notes in fully registered form without interest coupons.

Appendix A-9

EXHIBIT A

[FORM OF FACE OF NOTE]

[Insert the Restricted Notes Legend, if applicable, pursuant to the provisions of the Indenture]

[Insert the Global Notes Legend, if applicable, pursuant to the provisions of the Indenture]

[Insert the Definitive Notes Legend, if applicable, pursuant to the provisions of the Indenture]

CUSIP [                    ]

ISIN [                    ]1

[RULE 144A][REGULATION S][GLOBAL] NOTE

7.000% Senior Notes due 2025

No. [A- ] [S- ]	[up to][2] [US$ ]

IAMGOLD CORPORATION

promises to pay to [CEDE & CO.]3 [                    ] or registered assigns the principal sum [US$        Dollars), as revised by the Schedule of Exchanges of Interests in the Global Note attached hereto]4 [of US$        Dollars)]5 on April 15, 2025.

Interest Payment Dates: April 15 and October 15, commencing October 15, 2017

Record Dates: April 1 and October 1

IN WITNESS HEREOF, the Company has caused this instrument to be duly executed.

IAMGOLD CORPORATION

By:
Name:
Title:

CERTIFICATE OF AUTHENTICATION

This is one of the Notes referred to in the within-mentioned Indenture:

[1]	Rule 144A Note CUSIP: 450913 AE8
Rule 144A Note ISIN: US450913AE80
Regulation S Note CUSIP: C4535A AB6
Regulation S Note ISIN: USC4535AAB64
[2]	Include in Global Notes.
[3]	Include in Global Notes.
[4]	Include in Global Notes.
[5]	Include in Definitive Notes.

Ex. A-1

COMPUTERSHARE TRUST COMPANY, N.A., as U.S. Trustee

By:
Name:
Title:

Dated: [            ] [    ], [        ]

Ex. A-2

[Reverse Side of Note]

7.000% Senior Notes due 2025

Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

1. INTEREST. IAMGOLD Corporation, a corporation incorporated under the laws of Canada (the “Company”), promises to pay interest on the principal amount of this Note at 7.000% per annum from and including March 16, 2017 until but excluding maturity. The Company shall pay interest semi-annually in arrears on April 15 and October 15 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each, an “Interest Payment Date”). Interest on the Notes shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of original issuance; provided that the first Interest Payment Date shall be October 15, 2017. The Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time at the interest rate on the Notes; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace periods) from time to time at the interest rate on the Notes. Interest shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

2. METHOD OF PAYMENT. The Company shall pay interest on the Notes to the Persons who are registered holders of Notes at the close of business on the April 1 or October 1 (whether or not a Business Day), as the case may be, immediately preceding the related Interest Payment Date, even if such Notes are canceled after such Record Date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. Principal, premium, if any, and interest on the Notes shall be payable at the office or agency of the Company maintained for such purpose; provided that payment by wire transfer of immediately available funds shall be required with respect to principal, premium, if any, and interest on all Global Notes and all other Notes the Holders of which shall have provided wire transfer instructions to the Company or the Paying Agent at least five Business Days prior to the applicable payment date. Such payment shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

3. PAYING AGENT AND REGISTRAR. Initially, Computershare Trust Company, N.A., the U.S. Trustee under the Indenture, shall act as Paying Agent and Registrar. The Company may change any Paying Agent or Registrar without notice to the Holders. The Company or any of its Restricted Subsidiaries may act as Paying Agent (except for purposes of Article 8 of the Indenture) or Registrar.

4. INDENTURE. The Company issued the Notes under an Indenture, dated as of March 16, 2017 (the ‘‘Indenture’’), among the Company, the Guarantors named therein and the Trustees. This Note is one of a duly authorized issue of notes of the Company designated as its 7.000% Senior Notes due 2025. The Company shall be entitled to issue Additional Notes

Ex. A-3

pursuant to Section 2.01 and 4.09 of the Indenture. The Notes and any Additional Notes issued under the Indenture shall be treated as a single class of securities under the Indenture. The terms of the Notes include those stated in the Indenture (which for greater certainty includes the right of exchange of the Notes provided in Appendix A to the Indenture, which is an express term of this Note). Holders are referred to the Indenture for a statement of such terms. Any term used in this Note that is defined in the Indenture shall have the meaning assigned to it in the Indenture. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

5. REDEMPTION AND REPURCHASE. The Notes are subject to optional redemption, and may be the subject of an Offer to Purchase, as further described in the Indenture. The Company shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

6. DENOMINATIONS, TRANSFER, EXCHANGE. The Notes are in registered form without coupons in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Company, the Registrar and the U.S. Trustee may require a Holder, among other things, to furnish appropriate endorsements, transfer documents and evidence as to the signature and identity of a transferor and transferee of the Notes, and Holders shall be required to pay any taxes and fees required by law or permitted by the Indenture. The Company need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part.

7. PERSONS DEEMED OWNERS. The registered Holder of a Note may be treated as its owner for all purposes.

8. AMENDMENT, SUPPLEMENT AND WAIVER. The Indenture, the Note Guarantees or the Notes may be amended or supplemented as provided in the Indenture.

9. DEFAULTS AND REMEDIES. The Events of Default relating to the Notes are defined in Section 6.01 of the Indenture. Upon the occurrence of an Event of Default, the rights and obligations of the Company, the Guarantors, the Trustees and the Holders shall be as set forth in the applicable provisions of the Indenture.

10. AUTHENTICATION. This Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated by the manual or facsimile signature of the U.S. Trustee.

11. GOVERNING LAW. THIS NOTE WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

12. CUSIP AND ISIN NUMBERS. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP and ISIN numbers to be printed on the Notes, and the Trustees may use CUSIP and ISIN numbers in notices of redemption as a convenience to Holders. No representation is

Ex. A-4

made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and no reliance may be placed thereon.

13. GUARANTEES. The payment by the Company of the principal of and interest on the Note is fully and unconditionally guaranteed on a joint and several basis by each of the Guarantors on the terms set forth in the Indenture.

14. SUBORDINATION. Each Holder by accepting a Note agrees that the payment of principal, premium and if any, interest, on each Note is subordinated in right of payment, to the extent and in the manner provided in Article 13 of the Indenture, to the prior payment in full of all existing and future Designated Senior Debt (whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed), and the subordination is for the benefit of holders of Designated Senior Debt.

The Company shall furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to the Company at the following address:

IAMGOLD Corporation

401 Bay Street

Suite 3200

P.O. Box 153

Toronto, Ontario, M5H 2Y4

Fax: (416) 360-4750

Attention: Legal Department

Ex. A-5

ASSIGNMENT FORM

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:

                (Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint

to transfer this Note on the books of the Company. The agent may substitute another to act for him.

Date:

Your Signature:
(Sign exactly as your name appears on the face of this Note)

Signature Guarantee*:

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustees).

Ex. A-6

CERTIFICATE TO BE DELIVERED UPON EXCHANGE OR

REGISTRATION OF TRANSFER RESTRICTED NOTES

This certificate relates to $        principal amount of Notes held in (check applicable space) book-entry or                    definitive form by the undersigned.

The undersigned (check one box below):

☐

has requested the U.S. Trustee by written order to deliver in exchange for its beneficial interest in the Global Note held by the Depositary a Note or Notes in definitive, registered form of authorized denominations and an aggregate principal amount equal to its beneficial interest in such Global Note (or the portion thereof indicated above) in accordance with the Indenture; or

☐	has requested the U.S. Trustee by written order to exchange or register the transfer of a Note or Notes.

In connection with any transfer of any of the Notes evidenced by this certificate, the undersigned confirms that such Notes are being transferred in accordance with its terms:

CHECK ONE BOX BELOW

(1)	☐	to the Company; or

(2)	☐	to the Registrar for registration in the name of the Holder, without transfer; or

(3)	☐	pursuant to an effective registration statement under the Securities Act of 1933; or

(4)	☐	to a Person that the undersigned reasonably believes is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1993, as amended, (“Rule 144A”) under the Securities Act of 1933) that purchases for its own account or for the account of a qualified institutional buyer and to whom notice is given that such transfer is being made in reliance on Rule 144A, in each case pursuant to and in compliance with Rule 144A; or

(5)	☐	outside the United States of America in an offshore transaction to a foreign person within the meaning of Regulation S under the Securities Act of 1933 in compliance with Rule 903 or Rule 904 under the Securities Act of 1933; or

(6)	☐	pursuant to Rule 144 under the Securities Act of 1933 or another available exemption from registration under the Securities Act of 1933.

Ex. A-7

Unless one of the boxes is checked, the U.S. Trustee will refuse to register any of the Notes evidenced by this certificate in the name of any Person other than the registered Holder thereof; provided, however, that if box (5) or (6) is checked, the Company or the U.S. Trustee may require, prior to registering any such transfer of the Notes, such legal opinions, certifications and other information as the Company has reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933.

Your Signature

Signature Guarantee:

Date:
Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantoracceptable to the U.S. Trustee	Signature of Signature Guarantor

TO BE COMPLETED BY PURCHASER IF (4) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Dated:
NOTICE: To be executed by an executive officer

Ex. A-8

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Company pursuant to Section 4.10 or 4.14 of the Indenture, check the appropriate box below:

☐ Section4.10	☐ Section 4.14
(Asset Disposition Offer)	(Change of Control Offer)

If you want to elect to have only part of this Note purchased by the Company pursuant to Section 4.10 or Section 4.14 of the Indenture, state the amount you elect to have purchased:

US$	(integral multiples of US$1,000, provided that the unpurchased portion must be in a minimum principal amount of US$2,000)

Date:

Your Signature:
(Sign exactly as your name appears on the face of this Note)

Tax Identification No.:

Signature Guarantee*:

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustees).

Ex. A-9

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE*

The initial outstanding principal amount of this Global Note is US$ . The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global or Definitive Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of decrease in Principal Amount	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease or increase	Signature of authorized signatory of U.S. Trustee of Custodian

*	This schedule should be included only if the Note is issued in global form.

Ex. A-10

EXHIBIT B

FORM OF SUPPLEMENTAL INDENTURE

TO BE DELIVERED BY SUBSEQUENT GUARANTORS

Supplemental Indenture (this “Supplemental Indenture”), dated as of [            ] [    ], 20[    ], among                    (the “Guaranteeing Subsidiary”), a subsidiary of IAMGOLD Corporation, a corporation incorporated under the laws of Canada (the “Company”), and Computershare Trust Company, N.A., a national association, as the U.S. Trustee and Computershare Trust Company of Canada, as the Canadian Trustee (together, the “Trustees”).

W I T N E S S E T H

WHEREAS, each of the Company and the Guarantors (as defined in the Indenture referred to below) has heretofore executed and delivered to the Trustees an indenture (the “Indenture”), dated as of March 16, 2017, providing for the issuance of an unlimited aggregate principal amount of 7.000% Senior Notes due 2025 (the “Notes”);

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustees a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally Guarantee all of the Company’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein and under the Indenture; and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustees are authorized to execute and deliver this Supplemental Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

1. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. Guarantor. The Guaranteeing Subsidiary hereby agrees to be a Guarantor under the Indenture and to be bound by the terms of the Indenture applicable to Guarantors, including Article 10 thereof.

3. Governing Law. THIS SUPPLEMENTAL INDENTURE WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

4. Waiver of Jury Trial. EACH OF THE GUARANTEEING SUBSIDIARY AND THE TRUSTEES HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE, THE INDENTURE, THE NOTES, THE NOTE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Ex. B-1

5. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or .pdf transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or .pdf shall be deemed to be their original signatures for all purposes.

6. Headings. The headings of the Sections of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

7. The Trustees. Neither of the Trustees shall be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiaries and the Company.

Ex. B-2

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

[NAME OF GUARANTEEING SUBSIDIARY]

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY, N.A., as U.S. Trustee

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA, as Canadian Trustee

By:
Name:
Title:

Ex. B-3